Exhibit 2.1

TRANSACTION AGREEMENT
by and among
CONNORS BROS. HOLDINGS, L.P.,
CLOVER LEAF SEAFOOD COOPERATIEF U.A.,
CLOVER LEAF SEAFOOD 2 B.V.,
LION/BIG CATCH LUXEMBOURG 1 S.À R.L.
and solely for purposes of Section 5.9 herein,
BUMBLE BEE FOODS, L.P.
Dated as of November 4, 2010

APPENDICES
Appendix A	—	Definitions
Appendix B	—	Form of deed of transfer of BV Equity Interests and powers of attorney
Appendix C	—	Equity Commitment Letter
Appendix D	—	Debt Commitment Letter
Appendix E	—	Limited Guarantee
Appendix F	—	Form of Note Assignment Agreement

SCHEDULES
Schedule 3.4	—	Seller Regulatory Approvals and Non—Governmental Consents
Schedule 3.6	—	Title to Assets; Capitalization; Equity Interests
Schedule 3.8	—	Litigation and Claims; Undisclosed Liabilities
Schedule 3.9	—	Compliance with Laws; Regulatory Matters
Schedule 3.10	—	Intellectual Property
Schedule 3.11	—	Employee Benefits
Schedule 3.12	—	Employment Matters
Schedule 3.13	—	Material Contracts
Schedule 3.14	—	Real Property
Schedule 3.15	—	Taxes
Schedule 3.16	—	Insurance Policies
Schedule 3.17(a)	—	Affiliated Transactions; Finders’ Fees
Schedule 3.18(a)	—	Environmental Compliance
Schedule 3.19	—	Absence of Certain Changes or Events
Schedule 3.20	—	Product Safety
Schedule 4.4	—	Buyer Regulatory Approvals and Non-Governmental Consents
Schedule 5.3	—	Interim Operation Covenants of Sellers
Schedule 5.5	—	Pre-Closing Affiliate Transactions
Schedule 5.7	—	Indemnity or Indemnification Agreements
Schedule 5.9(a)	—	Covered Employees
Schedule 6.1(b)	—	Employee Benefits
Schedule 7.5	—	Allocation Schedule

Schedule A	—	Accounting Principles
Schedule B	—	Exclusions from Closing Date Indebtedness

     TRANSACTION AGREEMENT, dated as of November 4, 2010 (as it may be amended or supplemented from time to time in accordance with the terms hereof, this “Agreement”), among Lion/Big Catch Luxembourg 1 S.à r.l., a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Buyer”), CONNORS BROS. HOLDINGS, L.P., a limited partnership organized under the laws of the State of Delaware (“CBH”), CLOVER LEAF SEAFOOD COOPERATIEF U.A., a cooperative incorporated under the laws of the Netherlands (“Cooperatief”), CLOVER LEAF SEAFOOD 2 B.V., a private company with limited liability incorporated under the laws of the Netherlands (“CLS 2 BV”, and together with CBH and Cooperatief, the “Sellers”), and solely for purposes of Section 5.9 herein, Bumble Bee Foods, L.P., a limited partnership organized under the laws of the State of Delaware.
W I T N E S S E T H:
     WHEREAS:
     A. CBH owns all of the outstanding capital stock (the “Stinson Equity Interests”) issued by Stinson Seafood (2001), Inc., a Delaware corporation (“Stinson”); and Cooperatief owns all of the outstanding shares in the capital (the “BV Equity Interests” and together with the Stinson Equity Interests, the “Transferred Equity Interests”) of Clover Leaf Seafood B.V., a private company with limited liability incorporated under the laws of the Netherlands (“CLS BV”). CLS 2 BV owns an intercompany note or receivable from Clover Leaf Holdings Company with a principal amount (excluding accrued interest) of approximately C$103.6 million on the date hereof (together with all interest and other obligations with respect thereto, the “Existing Note”).
     B. Each of the Sellers desires to sell, convey, assign, transfer and deliver (“Transfer”), and Buyer desires (directly or through one or more Affiliates, subject to the terms and conditions set forth herein) to purchase and accept (“Purchase”) from the Sellers, all on the terms and conditions set forth herein, all of the Transferred Equity Interests and the Existing Note.
     C. As an inducement for the Sellers to enter into this Agreement, Lion Capital Fund III, L.P., Lion Capital Fund III (USD), L.P., and Lion Capital Fund III SBS, L.P. (collectively, the “Guarantors”) have, on the date hereof, executed and delivered to the Sellers, a limited guarantee (the “Limited Guarantee”), in the form attached hereto as Appendix E.
     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS; INTERPRETATION
     Section 1.1 Definitions Generally. Defined terms in this Agreement and in the Appendices and Schedules to this Agreement, which may be identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to them in Appendix A to this Agreement. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement and the Appendices and Schedules hereto.
     Section 1.2 Interpretation Generally. Unless the express context otherwise requires:
     (a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
     (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;
     (c) references herein to a specific Article, Section, Subsection or Schedule shall refer, respectively, to Articles, Sections, Subsections or Schedules of this Agreement;
     (d) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation;”
     (e) references herein to any gender includes each other gender;
     (f) the word “or” shall be inclusive and not exclusive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like;
     (g) each reference to “days” shall be to calendar days;
     (h) unless the context expressly indicates otherwise, each reference to any Contract shall be to such Contract as amended, supplemented, waived or otherwise modified from time to time;
     (i) unless the context expressly indicates otherwise, each reference to a Law, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Laws, statutes, regulations or other government rules;
     (j) accounting terms which are not otherwise defined in this Agreement, or any Appendix or Schedule hereto, shall have the meanings given to them under GAAP;

     (k) to the extent that any rights of Buyer or any Seller are expressly limited in any respect under this Agreement, any corresponding rights of Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, shall be similarly limited;
     (l) any payments or release of funds from the Escrow Fund to Buyer or any Buyer Indemnified Party (or any of their respective designees) shall be deemed to be a payment made by one or more of the Sellers, and shall be deemed to satisfy the corresponding obligation of the Sellers; and
     (m) notwithstanding the fact that for certain purposes pursuant to certain provisions herein, materiality, “Material Adverse Effect,” “materially adverse effect” or similar qualifiers contained in this Agreement are disregarded or not given effect, in no event shall (i) “Material Contract” be read to mean “Contract” or (ii) any such materiality, “Material Adverse Effect,” “materially adverse effect” or similar qualifier be read out of Section 3.8(b), Sections 3.13(a) or 3.13(c), or clause (a) of Section 3.19.
ARTICLE II
THE TRANSACTION
     Section 2.1 Purchase. On the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of 9:00 am New York City time on the Closing Date, each Seller shall Transfer to Buyer, and Buyer shall Purchase from the Sellers, (i) each of CBH’s and Cooperatief’s entire right, title and interest in and to all of the Transferred Equity Interests, and (ii) CLS 2 BV’s entire right, title and interest in and to the Existing Note, in each case, free and clear of all Liens other than Limited Transfer Liens.
     Section 2.2 Purchase Price. The purchase price for the Transferred Equity Interests and the Existing Note shall be an amount in Dollars equal to Nine Hundred Eighty Million Dollars ($980,000,000) (the “Base Closing Cash Amount”) plus or minus the adjustments thereto in accordance with Sections 2.3 or 2.9 or Article IX (as so adjusted, the “Purchase Price”).
     Section 2.3 Estimates; Closing Date Payment Amount. On or prior to the fifth Business Day prior to the anticipated Closing Date, CBH shall cause to be prepared and delivered to Buyer a statement setting forth CBH’s good faith estimate, as of immediately prior to the Closing, of (i) the Net Working Capital (the “Estimated Net Working Capital”) and the components thereof, (ii) the Transaction Expenses (the “Estimated Transaction Expenses”) and (iii) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”) and the components thereof. CBH will permit Buyer and its attorneys and accountants reasonable access to the books and records of the Purchased Companies used in preparing such estimates, and to the Purchased Companies’ employees responsible for and knowledgeable about the information used in, and the preparation or calculation of, such estimates. Without limiting any of Buyer’s other rights or remedies, Buyer may object that any of the foregoing has not been calculated in good faith or in a manner consistent with the terms hereof, in which case Buyer shall deliver to CBH at least two Business Days prior to the anticipated Closing Date a written statement in reasonable detail describing Buyer’s good faith objections to CBH’s estimates (the “Buyer’s Objection Notice”). CBH and the Buyer shall in good faith attempt to resolve any objections set forth in the Buyer’s Objection Notice prior to the Closing, and CBH shall make such revisions to the disputed items as may be mutually agreed between CBH and Buyer (it being agreed that, if Buyer and CBH do not so mutually agree with respect to any of the disputed items in the Buyer’s Objection Notice, no revision shall be made to CBH’s initial good faith estimate of the applicable item in dispute, and the Closing shall not be delayed because of any such unresolved dispute). For the avoidance of doubt, any failure of Buyer to raise any objection or dispute in the Buyer’s Objection Notice shall not in any way prejudice Buyer’s right to raise any matter pursuant to Section 2.9. If the Estimated Net Working Capital is greater than the Higher Reference Net Working Capital, such excess amount shall be the “Estimated Net Working Capital Excess Amount.” If the Estimated Net Working Capital is less than the Lower Reference Net Working Capital the difference shall be the “Estimated Net Working Capital Deficiency Amount.” If the Estimated Net Working Capital is (I) either equal to or less than the Higher Reference Net Working Capital and (II) either equal to or greater than the Lower Reference Net Work Capital, then each of the Estimated Net Working Capital Excess Amount and the Estimated Net Working Capital Deficiency Amount shall be zero Dollars ($0). The amount payable by Buyer to Sellers at the Closing shall be an amount (the “Closing Date Payment Amount”) in Dollars equal to (i) the Base Closing Cash Amount plus (ii) the Estimated Net Working Capital Excess Amount, if any, minus (iii) the Estimated Net Working Capital Deficiency Amount, if any, minus (iv) the Estimated Transaction Expenses minus (v) the Estimated Closing Date Indebtedness. At the Closing, the Closing Date Payment Amount shall be paid by wire transfer in immediately available funds as follows:
     (a) $35,000,000 shall be deposited into an escrow account (the “Escrow Fund”) of Deutsche Bank Trust Company Americas (the “Escrow Agent”), pursuant to an escrow agreement on the applicable terms set forth herein and otherwise reasonably acceptable to Buyer and CBH, executed by Buyer, the Escrow Agent and CBH (on behalf of the Sellers) as of the Closing Date (the “Escrow Agreement”) and a portion of which shall be the Compensatory Escrow Payment (which amount, when such amount would but for this parenthetical otherwise be distributed from the Escrow Account to the Sellers pursuant to this Agreement, shall be paid or caused to paid by the Buyer, as directed by CBH in accordance with the Escrow Agreement including the remittance of any applicable deductions or withholding Taxes applicable to compensatory payments to the individuals entitled to such amount); plus
     (b) The Closing Date U.S. Compensatory Payment shall be paid to an account designated by CBH in writing to Buyer at least two Business Days prior to the Closing Date and that is under the control of Stinson or its Affiliate, and the Closing Date Canadian Compensatory Payment shall be paid to an account designated by CBH in writing to Buyer at least two Business Days prior to the Closing Date and that is under the control of Connors Bros. Clover Leaf Seafoods Company or its Affiliate. On the Closing Date, to the extent practicable, and otherwise as soon as practicable on or after the Closing Date, Buyer shall pay or cause to be paid by the applicable Purchased Company, the Closing Date U.S. Compensatory Payment and the Closing Date Canadian Compensatory Payment, to the individuals, and in the amounts, identified by

CBH in writing no later than five (5) Business Days prior to the Closing Date, subject to any applicable deductions or withholding Taxes applicable to compensatory payments to such individuals, which Taxes shall be remitted to the appropriate Tax authority on the Closing Date, to the extent practicable, and otherwise as soon as practicable on or after the Closing Date.
     (c) the Closing Date Payment Amount, minus the amounts referred to in the foregoing clauses (a) and (b), shall be paid to an account of one or more of the Sellers or one of their respective designees, which account shall be specified by CBH upon written notice given by CBH to Buyer no less than two (2) Business Days prior to the Closing Date.
     (d) In addition, at the Closing, the applicable portions of the Closing Date Indebtedness shall be paid by wire transfer in immediately available funds as follows:
     (i) an amount equal to the Payoff Amount shall be paid, at the direction of CBH, to one or more accounts of the holders of the Closing Date Credit Facility Indebtedness specified by CBH upon written notice given by CBH to Buyer no less than three (3) Business Days prior to the Closing Date; plus
     (ii) an amount equal to the Closing Date Senior Notes Obligations, shall be paid, at the direction of CBH, to the account of the indenture trustee or paying agent under the Senior Notes Indenture, which account shall be specified by CBH upon written notice given by CBH to Buyer no less than three (3) Business Days prior to the Closing Date.
At the Closing, amounts up to the amount of the Estimated Transaction Expenses that have not been paid prior to the Closing, and with respect to which one or more of the Purchased Companies has received an invoice no less than two (2) Business Days prior to the Closing Date, shall be paid by Buyer (on behalf of Sellers, Bumble Bee Foods, L.P., Consolidated Group Entities, or Purchased Companies, or any of the foregoing (as applicable)), to one or more accounts (of the applicable Persons to whom such payments are required to be made) specified by CBH upon written notice given by CBH to the Buyer no less than two (2) Business Days prior to the Closing Date.
     Section 2.4 Closing. The closing of the Transfer and Purchase of the Transferred Equity Interests and the Existing Note (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, 10017 at 9:00 a.m. New York City time, on the second (2nd) Business Day immediately following the Business Day on which the last of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) to be satisfied or waived is so satisfied or waived (the date on which such satisfaction or waiver occurs, the “Condition Satisfaction Date”), or at such other place, time and date as the parties may agree (the “Closing Date”); provided, however, that, notwithstanding the foregoing, if the Condition Satisfaction Date is two Business Days prior to the Outside Date, then the Closing Date shall be on the Business Day immediately preceding the Outside Date; provided further that notwithstanding the occurrence of the Condition Satisfaction

Date or the foregoing provisions of this Section 2.4, the Buyer shall not be required to effect the Closing until the earliest of (i) a date during the Marketing Period specified by Buyer on no less than three (3) Business Days’ prior written notice to the Sellers (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) and (ii) the final day of the Marketing Period. As part of the Closing, the transfer of the BV Equity Interests shall be effected on the Closing Date before Mr. Guido Portier, a civil law notary at the offices of Loyens & Loeff N.V., Fred. Roeskestraat 100, 1076ED Amsterdam, the Netherlands, or his substitute notary (the “Notary”).
     Section 2.5 Deliveries by Sellers. At the Closing, Sellers shall deliver or cause to be delivered to Buyer (or, in case of clause (e) below, to the Notary with a copy to Buyer) the following:
     (a) the certificate to be delivered pursuant to Section 8.2(d);
     (b) the Escrow Agreement, duly executed by CBH (on behalf of the Sellers);
     (c) the note assignment agreement substantially in the form attached hereto as Appendix F, duly executed by CLS 2 BV (the “Note Assignment Agreement”);
     (d) a certification, in a form reasonably satisfactory to Buyer, establishing that the Purchase Price is exempt from withholding under Section 1445 of the Code, which certificate shall be in compliance with Section 897 and 1445 of the Code;
     (e) the original shareholders register of CLS BV, to be delivered to the Notary at his address set forth in Section 2.4;
     (f) if any of the Transferred Equity Interests are represented by stock certificates, such stock certificates and stock powers duly executed by the applicable Seller who owns such Transferred Equity Interests evidencing the transfer of the applicable Transferred Equity Interests by such Seller to Buyer;
     (g) the Payoff Letter and releases of all of the Liens (it being understood that certain of the actions necessary solely to effect the recordation of the termination of the Special Collateral Liens shall be made after the Closing Date) securing the Senior Secured Credit Facilities and Senior Notes and any other third party Indebtedness for borrowed money that constitutes “Closing Date Indebtedness” (subject to delivery of funds as arranged by Buyer in accordance with the terms and conditions of this Agreement); and
     (h) evidence reasonably satisfactory to Buyer of the resignation of all members of the respective boards of directors or other governing bodies, as applicable, of each of the Purchased Companies (except those designated by Buyer to the Sellers at least three (3) Business Days prior to the Closing), effective as of the Closing.

     Section 2.6 Deliveries by Buyer. At the Closing, Buyer shall deliver to the Sellers (or, in case of clause (c) or (d) below, to the accounts specified pursuant to Section 2.3) the following:
     (a) the certificate to be delivered pursuant to Section 8.3(c);
     (b) the Escrow Agreement, duly executed by Buyer;
     (c) the Escrow Fund, the Closing Date U.S. Compensatory Payment, the Closing Date Canadian Compensatory Payment and those portions of the Estimated Transaction Expenses and of the Closing Date Indebtedness, by wire transfer in immediately available funds, as are specified in accordance with Section 2.3, to the various accounts referred to in Section 2.3; and
     (d) the Closing Date Payment Amount (without duplication of any amounts paid pursuant to Section 2.6(c)), by wire transfer in immediately available funds, in accordance with Section 2.3 to the various accounts referred to in Section 2.3.
     Section 2.7 Transfer of BV Equity Interests. The transfer of the BV Equity Interests by Cooperatief to Buyer contemplated hereby shall be effected on the Closing Date in accordance with Section 2.4 by the execution by Cooperatief and Buyer of a notarial deed of transfer (“Deed of Transfer”) before the Notary. For that purpose, each of Cooperatief and Buyer shall have issued a power of attorney. Upon Sellers’ receipt of the Closing Date Payment Amount and the payment of the applicable portions of the Closing Date Indebtedness described in Section 2.3(c), each of the Cooperatief and Buyer shall confirm in a joint instruction letter faxed or e-mailed as set forth in the powers of attorney to the Notary that all conditions for transfer of the BV Equity Interests are fulfilled and that the Deed of Transfer must be executed. The agreed forms of the Deed of Transfer, the powers of attorney and joint instruction letter are set forth in Appendix B.
     Section 2.8 Intentionally Omitted.
     Section 2.9 Post-Closing Purchase Price Adjustment.
     (a) Within sixty (60) calendar days after the Closing Date, Buyer shall cause to be prepared and delivered to CBH a statement (the “Closing Statement”) setting forth (i) the Net Working Capital and the components thereof, (ii) the Closing Date Indebtedness and the components thereof, and (iii) Transaction Expenses and the components thereof (such statement, the “Closing Statement”). The calculation of Net Working Capital and all the components thereof shall be prepared and calculated in good faith, and in the manner and on a basis consistent with the Accounting Principles.
     (b) After receipt of the Closing Statement, CBH will have sixty (60) calendar days to review the Closing Statement. Unless CBH delivers written notice (which notice shall include the items and amounts in dispute and supporting documentation related thereto) to Buyer setting forth the specific items disputed by CBH with respect thereto on or prior to the sixtieth (60th) calendar day after CBH’s receipt of the Closing Statement, CBH will be deemed to have accepted and agreed to the Closing Statement and such statement (and the calculations contained therein) will be final, binding and conclusive, absent fraud. If CBH notifies Buyer of its objections to specific items contained in the Closing Statement (or specific calculations contained therein) within such sixty (60) calendar day period, CBH and Buyer shall, within thirty (30) calendar days following delivery of such notice by CBH to Buyer (or such longer period as they may mutually agree in writing) (the “Resolution Period”), attempt in good faith to resolve their differences with respect to the disputed items (or calculations) specified in such notice (the “Disputed Items”), and all other items (and all calculations relating thereto) will be final, binding and conclusive, absent fraud. Any resolution by the Buyer and CBH during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive, absent fraud.
     (c) If the Buyer and CBH do not resolve all Disputed Items by the end of the Resolution Period, then all Disputed Items remaining in dispute will be submitted to the Neutral Arbitrator. The Neutral Arbitrator shall act as an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 2.9, and shall request a statement from the Buyer and CBH regarding such Disputed Items. The scope of the disputes to be arbitrated by the Neutral Arbitrator is limited to those items or calculations in the Closing Statement specifically disputed by CBH and not resolved in the Resolution Period, and the Neutral Arbitrator is not allowed to make any other determination, including any determination as to whether any other items on the Closing Statement are correct or whether any of the Lower Reference Net Working Capital or Higher Reference Net Working Capital is correct. In resolving each remaining Disputed Item, the Neutral Arbitrator shall be bound by the principles set forth in this Section 2.9 and may not assign a value to any remaining Disputed Item greater than the greatest value for such Disputed Item claimed by any party or less than the lowest value for such Disputed Item claimed by any party. All fees and expenses relating to the work, if any, to be performed by the Neutral Arbitrator will be allocated between the Buyer and CBH in the same proportion that the aggregate amount of the remaining Disputed Items so submitted to the Neutral Arbitrator that is unsuccessfully disputed by each such party (as finally determined by the Neutral Arbitrator) bears to the total amount of such Disputed Items so submitted. The Neutral Arbitrator will deliver to the Buyer and CBH a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Arbitrator by CBH and the Buyer) of the Disputed Items submitted to the Neutral Arbitrator within thirty (30) calendar days of receipt of such Disputed Items, which determination will be final, binding and conclusive, absent fraud. The final, binding and conclusive Closing Statement based either upon written agreement of Buyer and CBH, or deemed agreement by Buyer and CBH in accordance with this Section 2.9, or the written determination delivered by the Neutral Arbitrator in accordance with this Section 2.9 will be the “Conclusive Closing Statement.” If any party fails to submit a statement regarding any Disputed Item submitted to the Neutral Arbitrator within the time determined by the Neutral Arbitrator or otherwise fails to give the Neutral Arbitrator access as reasonably requested, then the Neutral Arbitrator shall render a decision based solely on the evidence timely submitted and the access afforded to the Neutral Arbitrator by the other party.
     (d) Subject to Section 2.9(e):
     (i) If any Estimated Net Working Capital Excess Amount was included in calculation of Closing Date Payment Amount and (A) if the amount of Net Working Capital is greater than the amount of Estimated Net Working Capital, then such excess shall be paid by the Buyer to CBH (on behalf of the Sellers), and (B) if the amount of the Net Working Capital is less than the amount of Estimated Net Working Capital, (I) such difference (which difference shall not exceed the Estimated Net Working Capital Excess Amount for purposes of this calculation), plus (II) the amount by which the Net Working Capital is less than the Lower Reference Net Working Capital, if any, shall be paid by Escrow Agent to Buyer from the Escrow Fund; provided that if any amounts are payable to Buyer pursuant to this Section 2.9(d)(i), then Buyer and CBH shall deliver a written instruction in accordance with the Escrow Agreement to the Escrow Agent directing the Escrow Agent to pay to the Buyer;
     (ii) If any Estimated Net Working Capital Deficiency Amount was included in calculation of Closing Date Payment Amount and (A) if the amount of Net Working Capital is less than the amount of Estimated Net Working Capital, then such difference shall be paid by the Escrow Agent to Buyer from the Escrow Fund, and (B) if the amount of the Net Working Capital is greater than the amount of Estimated Net Working Capital, (I) such excess (which excess shall not exceed the Estimated Net Working Capital Deficiency Amount for purposes of this calculation), plus (II) the amount by which the Net Working Capital is greater than the Higher Reference Net Working Capital, if any, shall be paid by Buyer to CBH (on behalf of the Sellers) (the amounts payable to the Buyer pursuant to either Section 2.9(d)(i) or this Section 2.9(d)(ii) are referred to herein as the “Final NWC Deficiency Amount,” and the amounts payable to CBH pursuant to either Section 2.9(d)(i) or this Section 2.9(d)(ii) are referred to herein as the “Final NWC Excess Amount”);
     (iii) if the amount of (A) Closing Date Indebtedness plus (B) Transaction Expenses on the Conclusive Closing Statement is less than the amount of (C) the Estimated Closing Date Indebtedness plus (D) Estimated Transaction Expenses (such difference, the “Reduced Debt/Expense Amount”), then Buyer shall pay to an account designated by CBH (on behalf of the Sellers), an amount in cash equal to the Reduced Debt/Expense Amount; and
     (iv) if the amount of (A) Closing Date Indebtedness, plus (B) Transaction Expenses on the Conclusive Closing Statement is greater than the amount of (C) the Estimated Closing Date Indebtedness, plus (D) the Estimated Transaction Expenses (such excess, the “Additional Debt/Expense Amount”), then Buyer and CBH shall deliver a written instruction in accordance with the Escrow Agreement to the Escrow Agent directing the Escrow Agent to pay to the Buyer, an amount in cash equal to the Additional Debt/Expense Amount.
Any amount payable to any party pursuant to this Section 2.9 shall be as an adjustment to the Purchase Price, and such amounts shall be increased by an amount of interest at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over 360, from the Closing Date to the date of payment in full. If at any time, a payment is owing to Buyer in respect of the Additional Debt/Expense Amount or Final NWC Deficiency Amount, and a payment is owing to CBH in respect of the Reduced Debt/Expense Amount or Final NWC Excess Amount, in each case in accordance with Section 2.9, such amounts shall be netted and thereafter only the net amount payable shall be payable to Buyer or CBH, as applicable.
     (e) If, after receipt of the Closing Statement pursuant to Section 2.9(a),
     (i) CBH does not deliver a notice of dispute as described in Section 2.9(b) within the sixty (60) day period following CBH’s receipt of the Closing Statement or if within such period CBH delivers a notice to Buyer stating that CBH does not dispute any item in the Closing Statement (such notice, a “Non-Dispute Notice”), then on the second (2nd) Business Day following the earlier of the last day of such sixty (60) day period or the date on which the Buyer receives such Non-Dispute Notice, as applicable, (A) Buyer and CBH shall instruct the Escrow Agent to pay no later than two (2) Business Days following the date of such instruction, (x) to CBH, the sum of $5,000,000 of the Escrow Fund less any Final NWC Deficiency Amount, if any, and Additional Debt/Expense Amount, if any, in accordance with such Closing Statement, less the amount of any then-outstanding and unpaid bona fide claims for indemnification under Article IX (subject, for the avoidance of doubt, to the limitations set forth in Article IX, including Section 9.4(b)) by all Buyer Indemnified Parties but only to the extent that such claims exceed $30,000,000 in the aggregate (such sum not to be less than zero); and (y) to the Buyer, the Final NWC Deficiency Amount, if any, and Additional Debt/Expense Amount, if any, in accordance with such Closing Statement to the Buyer; and (B) Buyer shall pay CBH the amount of the Final NWC Excess Amount and Reduced Debt/Expense Amount in accordance with such Closing Statement;
     (ii) CBH delivers a notice of dispute as described in Section 2.9(b) within the sixty (60) day period following CBH’s receipt of the Closing Statement, then on the second (2nd) Business Day following the date on which Buyer receives such notice of dispute, (A) Buyer and CBH shall instruct the Escrow Agent to pay within two (2) Business Days following the date of such instruction, (x) to CBH, the sum of $5,000,000 of the Escrow Fund less any Final NWC Deficiency Amount, if any, and Additional Debt/Expense Amount, if any, in accordance with such Closing Statement that is not subject to dispute less the amount of the Disputed Items, less the amount of any then-outstanding and unpaid bona fide claims for indemnification under Article IX (subject, for the avoidance of doubt, to the limitations set forth in Article IX, including Section

9.4(b)) by all Buyer Indemnified Parties but only to the extent that such claims exceed $30,000,000 in the aggregate (such sum not to be less than zero); and (y) to the Buyer, the Final NWC Deficiency Amount, if any, and Additional Debt/Expense Amount, if any, in accordance with such Closing Statement that is not subject to dispute; and (B) Buyer shall pay CBH the amount of the Final NWC Excess Amount and Reduced Debt/Expense Amount in accordance with such Closing Statement that is not subject to dispute; and
     (iii) with respect to any Disputed Item, within two (2) Business Days after resolution or deemed resolution of such Disputed Item in accordance with Section 2.9 (whether by mutual agreement between Buyer and CBH, or by decision of the Neutral Arbitrator), (A) if such Disputed Item is an amount which absent such dispute would have been payable by the Sellers (using the Escrow Fund), Buyer and CBH shall instruct the Escrow Agent to pay within two (2) Business Days following the date of such instruction, such Disputed Item (or portion thereof) to (x) Buyer pursuant to the resolution of such Disputed Item (or portion thereof) in favor of Buyer in accordance with this Section 2.9 and to (y) CBH pursuant to the resolution of such Disputed Item (or portion thereof) in favor of any Seller in accordance with this Section 2.9, and (B) if such Disputed Item is an amount which absent such dispute would have been payable by the Buyer, Buyer shall pay to an account designated by CBH (on behalf of the Sellers) within two (2) Business Days following the date of such instruction, such Disputed Item (or portion thereof) to CBH pursuant to the resolution of such Disputed Item (or portion thereof) in favor of CBH in accordance with this Section 2.9.
     (f) After the Closing and until the Conclusive Closing Statement has been determined in accordance with this Section 2.9, Buyer shall, and shall cause each Purchased Company to, provide to Sellers and their respective Representatives reasonable access to the Books and Records and to any other information (to the extent permitted by applicable Law), including work papers of their respective accountants (to the extent permitted by such accountants), and to any employees and premises during regular business hours and on reasonable advance notice, to the extent necessary for Sellers to dispute or object to all or any part of the Closing Statement, and to prepare materials for presentation to the Neutral Arbitrator in connection with this Section 2.9.
     Section 2.10 Withholding. Buyer shall be entitled to deduct and withhold or cause to be deducted and withheld from amounts otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to payments made pursuant to this Agreement under any provision of federal, state, local or foreign Tax Law; provided that, except with respect to any withholding or deduction contemplated by Section 2.3, Buyer has provided written notice to Sellers of the nature (including an explanation of the relevant Law requiring such deduction or withholding) and amount no later than five (5) Business Days prior the Closing Date, and Buyer shall cause such amounts to be remitted to the appropriate Tax authorities. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. For greater certainty, no amount shall be deducted or withheld from the Purchase Price with respect to section 116 of the Income Tax Act (Canada) or the corresponding provision of any equivalent legislation of a province of Canada.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS
     Each Seller hereby represents and warrants, jointly and severally, to Buyer as follows:
     Section 3.1 Organization and Qualification.
     (a) Sellers. Each Seller is either duly organized or incorporated (as applicable), validly existing and in good standing under the laws of its jurisdiction of organization or incorporation (as applicable).
     (b) Purchased Companies. Each of the Purchased Companies is either duly organized or incorporated (as applicable), and is validly existing, under the laws of its jurisdiction of organization, has all requisite corporate (or similar entity) power and authority to own or lease and operate its material properties, rights and assets and to carry on its business in all material respects as presently conducted. Each of the Purchased Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification or license, except for such failure to be so qualified, licensed or in good standing, that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.
     (c) Organizational Documents. One or more of the Sellers has heretofore made available to Buyer complete and correct copies of all of the certificates of incorporation, articles, by-laws, limited liability company or applicable operating agreement, or other organizational documents (the “Organizational Documents”) of Stinson, CLS BV and of each of the other Purchased Companies, each as amended, restated or otherwise supplemented to the date hereof, and such Organizational Documents are in full force and effect.
     Section 3.2 Corporate Authorization. Each Seller has full corporate (or similar entity) power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Seller of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by such Seller and no additional corporate (or similar entity) authorization or consent by such Seller is required in connection therewith.
     Section 3.3 Binding Effect. This Agreement and each of the Ancillary Agreements, when executed and delivered by the parties thereto, constitutes a valid and legally binding obligation of each Seller that is party to such agreements, enforceable against such Seller, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
     Section 3.4 Regulatory Approvals and Non-Governmental Consents.
     (a) Except as set forth in Schedule 3.4(a) (the “Seller Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by a Seller from, or to be given by a Seller to, or made by a Seller with, any Governmental Entity (including pursuant to any Environmental Law) or securities exchange, as a result of the execution, delivery or performance by the Sellers of this Agreement and the Ancillary Agreements, except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect or (y) materially impair a Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     (b) Except as set forth in Schedule 3.4(b) (the “Seller Non-Governmental Consents”), no consent, approval, waiver or authorization is required to be obtained by a Seller from, or to be given by a Seller to, or made by a Seller with, any Person other than a Governmental Entity or securities exchange, as a result of the execution, delivery or performance by the Sellers of this Agreement and the Ancillary Agreements, except for such consents, approvals, waivers or authorizations of which the failure to obtain would not, individually or in the aggregate, reasonably be expected to (x) result in a Material Adverse Effect or (y) materially impair a Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     (c) As of the date hereof, the Purchased Companies and their “affiliates” (as defined in the Competition Act) do not have assets in Canada that exceed 325 million Canadian dollars in aggregate value, or gross revenues from sales in, from or into Canada, that exceed 325 million Canadian dollars in aggregate value, all as determined in accordance with Part IX of the Competition Act and the “Notifiable Transactions Regulations” thereunder.
     Section 3.5 Non-Contravention. The execution, delivery and performance by each Seller of this Agreement, and the execution, delivery and performance by each Seller of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate any provision of the Organizational Documents of any Seller or Purchased Company; (b) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, conflict with, or result in the breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination, cancellation, modification or acceleration or result in the loss of a material benefit or increase in any fee, liability or obligation (whether after the filing of notice or the lapse of time or both) of any Seller or Purchased Company under, or result in a loss of any benefit to which any Seller or Purchased Company is entitled under, any Contract to which such Seller or Purchased Company is a party, or result in the creation of any Lien upon any of the Transferred Equity Interests or any assets, rights or properties of the Purchased Companies; (c) assuming the receipt of all Regulatory Approvals and Non-Governmental

Consents, violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which a Seller or Purchased Company is subject or (d) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, directly result in a refusal to, or directly result in a failure or inability to, renew any fishing license, registration, permit or quota allocation required under any Law or Governmental Authorization and currently held by any of the Purchased Companies, other than (x) in the cases of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Liens that would not, individually or in the aggregate, reasonably be expected to (1) result in a Material Adverse Effect or (2) materially impair a Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby, and (y) in the case of clause (d), refusals, failures or inabilities to renew that would not, individually or in the aggregate reasonably be expected to result in a Material Adverse Effect.
     Section 3.6 Assets; Capitalization; Equity Interests.
     (a) Assets. Except as set forth in Schedule 3.6(a), or with respect to Intellectual Property or Owned Real Property, the Purchased Companies have good and marketable title to or a valid leasehold interest in their respective material assets owned by them, free and clear of all Liens, other than Permitted Liens. Immediately after giving effect to the Contracts and transactions described in Schedule 5.5 and as of the Closing, (A) none of the Consolidated Group Entities (other than the Purchased Companies) or Bumble Bee Foods, L.P., owns any assets, rights or properties (including Intellectual Property Rights) used in, held for use or necessary for the Purchased Companies to conduct their business (as conducted on the date hereof) in the ordinary course consistent with practices, and (B) the Purchased Companies own or hold all material permits, licenses, and Governmental Authorizations required under applicable Law for the ownership, maintenance and operation of the business of the Purchased Companies in the manner in which they are currently owned, maintained and operated, except in the case of each such clauses (A) and (B), (i) as set forth on Schedule 3.6(a), (ii) Contracts that by their terms will expire or shall terminate on or prior to the Closing Date, (iii) the Senior Notes Indenture and other Contracts related to the Senior Notes, (iv) the legal names of such Consolidated Group Entities and Bumble Bee Foods, L.P., (v) equity interests or shares of capital stock in Sellers or Persons directly or indirectly owning capital stock or equity interests in a Seller and (vi) cash and cash equivalents, provided that such cash and cash equivalents are not included for purposes of calculating Net Working Capital.
     (b) Transferred Equity Interests. CBH is the sole record and direct beneficial owner of, and has good and valid title to, the Stinson Equity Interests, free and clear of all Liens, other than Limited Transfer Liens. Cooperatief is the sole legal and direct beneficial owner of, and has good and valid title to, the BV Equity Interests, free and clear of all Liens, other than Limited Transfer Liens. On the Closing Date, the Sellers shall transfer to Buyer, and Buyer shall acquire, good and valid title to the Transferred Equity Interests free and clear of all Liens, options, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable Limited Transfer Liens. No Person other than the Sellers has any existing right, agreement, claim or option to purchase, sell, transfer, own, acquire or dispose of any of the Transferred Equity Interests, other than the Limited Transfer Liens.
     (c) Capitalization; Ownership of Equity Interests. The authorized capital stock or other equity securities of the Purchased Companies and the current ownership of such capital stock or other equity interests is set forth in Schedule 3.6(c). The authorized capital stock or other equity interests set forth in Schedule 3.6(c) constitute the only issued and outstanding shares of capital stock or other equity interests of the Purchased Companies, and such shares or equity interests have been duly authorized and, to the extent the following concepts are applicable thereto, are validly issued and fully paid, and, subject to, in the case of the Purchased Companies which are Nova Scotia unlimited companies, assessment under the Companies Act (Nova Scotia).
     (d) Agreements with Respect to Equity Interests. Except as set forth in Schedule 3.6(d), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character under which the Purchased Companies are or may become obligated to issue or sell, or give any Person a right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of the Purchased Companies, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth in Schedule 3.6(d), the outstanding stock and other equity interests of the Purchased Companies are not subject to any voting trust agreement or other contract, agreement, commitment or arrangement restricting or otherwise relating to the voting, dividend rights or disposition of such stock or other equity interests. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the stock or other equity interests of the Purchased Companies.
     (e) Set forth on Schedule 3.6(e) is a good faith estimate of the outstanding principal amount (together with accrued and unpaid interest) only (notwithstanding that the definition of “Indebtedness” includes obligations other than principal with respect thereto such as accrued and unpaid interest, breakage costs, penalties and other items expressly set forth in such description, and assuming for such purposes that such Indebtedness is not being redeemed, retired, paid, repurchased or extinguished on the date hereof), as of the date hereof, of all the Indebtedness and Credit Support Arrangements of the Purchased Companies on a combined basis and a true and complete list of the holders thereof (or, in the case of any Senior Secured Credit Facilities and Senior Notes Indenture, the administrative agent or indenture trustee with respect thereto).
     Section 3.7 Financial Statements.
     (a) On or prior to the date hereof, one or more of the Sellers has made available to Buyer a correct and complete copy of (i) the audited consolidated balance sheets of (A) Connors Bros. Income Fund and its Subsidiaries as of December 31, 2007; (B) Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) and its Subsidiaries (or their respective predecessors) as of December

31, 2008 and (C) the Consolidated Group Entities as of December 31, 2009 (the “2009 Balance Sheet”) and the related audited consolidated, or combined, as applicable, statements of operations, partnership equity and cash flows, in each case, including notes thereto, for the years ended December 31, 2007, 2008 and 2009 (collectively, the “Audited Financial Statements”); and (ii) the unaudited consolidated balance sheet of the Consolidated Group Entities as of October 2, 2010 and the related unaudited consolidated statements of operations, partnership equity and cash flows, in each case, for the nine months ended October 2, 2010 (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).
     (b) Other than (I) the Existing Note or any intercompany assets or receivables between or among Consolidated Group Entities (other than Purchased Companies), (II) equity interests of any Consolidated Group Entity or (III) any item described in Schedule 5.5, for the year ended as of December 31, 2009, and the nine-months ended and as of October 2, 2010, none of the Consolidated Group Entities (other than the Purchased Companies) has any operations, assets or liabilities that would be required to be set forth or reflected in financial statements of the Consolidated Group Entities (other than the Purchased Companies) prepared in accordance with GAAP for and as of the last day of such periods, respectively, other than de minimis assets and liabilities. 2239009 Ontario Limited has no assets or liabilities other than contingent liabilities in respect of indemnification obligations under the 2008 Agreement. As of the date hereof, no indemnification claims have been made under the 2008 Agreement.
     (c) Each of the balance sheets contained in the Financial Statements fairly presents in all material respects the consolidated, if applicable, financial position of the applicable Person and its Subsidiaries as of the date thereof, and each of the statements of operations, partnership equity and cash flows or equivalent statements contained in the Financial Statements (including any related notes and schedules thereto) fairly presents in all material respects the consolidated results of operations and consolidated changes in partnership equity, as the case may be, of the applicable Person and its Subsidiaries specified in such statement, for the periods specified in such statement, in each case in accordance with GAAP or, as applicable, Canadian generally accepted accounting principles (subject, in the case of Unaudited Financial Statements, to changes resulting from normal year-end adjustments (none of which are anticipated to be material) and to the absence of footnote disclosures).
     (d) The Sellers (i) have implemented and maintain a system of internal accounting disclosure controls and compliance procedures to ensure that material information relating to the Purchased Companies, is made known to, and that transactions are executed in accordance with general or specific authorizations of, the chief executive officer and the chief financial officer (and otherwise such other applicable members of management) of the Consolidated Group Entities by others within those entities; and (ii) have disclosed, based on their most recent evaluation prior to the date hereof, to the chief executive officer and chief financial officer of the Consolidated Group Entities, the Consolidated Group Entities’ general partner’s board of directors and the Consolidated Group Entities’ outside auditors (x) any significant deficiencies and material weaknesses within their knowledge in the design or operation of internal controls that are reasonably likely to adversely affect the Purchased Companies’ ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Purchased Companies’ internal controls over financial reporting. As of the date hereof, to the Sellers’ Knowledge, there are no material weaknesses or significant deficiencies in the Purchased Companies’ or their Subsidiaries’ internal controls.
     Section 3.8 Litigation and Claims; Undisclosed Liabilities.
     (a) Except as set forth in Schedule 3.8(a), there are no civil, criminal or administrative actions, proceedings, suits, demands, claims, hearings, proceedings or investigations filed by or before any Governmental Entity, arbitral panel or mediator (“Litigations”) pending or, to the Sellers’ Knowledge, threatened (including by means of a cease and desist letter) against the Purchased Companies or any of their respective properties, rights or assets that, individually or in the aggregate, has had or would reasonably be expected to (x) result in a Material Adverse Effect or (y) materially impair the ability of a Seller to perform any of its obligations under this Agreement or to timely consummate the transactions contemplated hereby. Except as set forth in Schedule 3.8(a), there are no Litigations pending or, to the Sellers’ Knowledge, threatened against any Seller that, individually or in the aggregate, would reasonably be expected to (x) result in a Material Adverse Effect or (y) materially impair such Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby. Except as set forth in Schedule 3.8(a), no Seller is subject to any order, writ, judgment, award, injunction, ruling, stipulation, determination, decree, settlement agreement of or with any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect or would materially impair such Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     (b) Except as set forth on Schedule 3.8(b), the Purchased Companies, as of the date hereof, do not have any liability or obligation (whether matured, unmatured, fixed or contingent or otherwise) that would be required to be reflected on or reserved against in, or to be disclosed in the notes to a consolidated balance sheet of the applicable Person, prepared in accordance with GAAP (collectively, “Liabilities”) except (a) Liabilities to the extent reflected in or reserved against in Financial Statements or in the notes to the Financial Statements, (b) other Liabilities which would not, individually or in the aggregate, have a Material Adverse Effect and (c) Liabilities which have arisen since October 2, 2010 in the ordinary course of business consistent with past practice or which are expressly contemplated herein.
     (c) Except (i) for 2239009 Ontario Limited and (ii) pursuant to the 2008 Agreement and the Assignment, Assumption and Release Agreement, dated as of November 18, 2008, by and between Bumble Bee Foods, L.P. (f/k/a Connors Bros, L.P.) and Bumble Bee Foods, LLC, none of the Purchased Companies has assumed or agreed to be responsible in whole or part for

(whether by contract, operation of Law, or otherwise) any liabilities or obligations of Connors Bros., Limited or any successor entity.
     (d) With the exception of Section 3.8(b) and Section 3.8(c), the representations and warranties in Section 3.8 shall not apply to environmental matters or Environmental Law which are the subject of Section 3.18.
     Section 3.9 Compliance with Laws; Regulatory Matters. Except as set forth in Schedule 3.9:
     (a) each of the Purchased Companies has been during the past three years, and is currently being, conducted in material compliance with applicable Law;
     (b) one or more of the Sellers has heretofore made available to Buyer complete and correct copies of all written notices received by any Purchased Company alleging any material violation under any applicable Law that the Purchased Companies have received since December 31, 2008 and prior to the date of this Agreement; and
     (c) each Purchased Company holds all federal, state, local and foreign governmental licenses and permits that are necessary to conduct their respective businesses as presently being conducted, except for such licenses and permits the failure to hold which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and except for breaches, violations, revocations, limitations, non-renewals and failures to be in full force and effect which would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (i) such licenses and permits are in full force and effect; (ii) no written notice of any violation of any applicable Law or Governmental Authorization from any Governmental Entity has been received by any Purchased Company and (iii) no proceeding is pending or, to the Sellers’ Knowledge, threatened, to revoke or limit any thereof.
     (d) The representations and warranties in Section 3.9 shall not apply to environmental matters or Environmental Law which are the subject of Section 3.18.
     Section 3.10 Intellectual Property.
     (a) Schedule 3.10(a) contains a complete and correct list of all active registrations of, and all pending applications to register any, Company Intellectual Property Rights in each case as of the date hereof. Except as noted on Schedule 3.10(a), as of the date hereof the Company Intellectual Property Rights identified on Schedule 3.10(a) are validly, registered, held and/or recorded in the name of a Purchased Company, and no maintenance, renewal fees or other similar periodic fees are due to be paid to any governmental or administrative intellectual property office and no maintenance, renewal fees or other similar periodic fees are due to be paid to, and no notice or affidavit is required by statute or regulation to be filed with, any governmental or administrative intellectual property office or Internet domain name registrar within sixty (60) days after the Closing to maintain the same, except for the renewal of trademark registrations in the ordinary course of business the cost of which would not exceed

$25,000 within such sixty (60) day period. No Company Intellectual Property Right is subject to any pending cancellation, interference, reissue, or reexamination proceeding.
     (b) Except as set forth on Schedule 3.10(b), the Purchased Companies own the exclusive right, title and interest to all items on Schedule 3.10(a) and all other Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses granted by any Purchased Company to any Person, including implied licenses granted by any Purchased Company in connection with the commercial sale of products, in each case, granted in the ordinary course of business, consistent with past practice).
     (c) Except as set forth on Schedule 3.10(c) and except for matters which have been resolved or dismissed prior to the date hereof, the Purchased Companies have not received any written communication (including cease and desist letters or invitations to take a patent license) in the last 24 months alleging (i) that any Purchased Company has infringed or misappropriated or violated any material Intellectual Property Rights of any Person, or (ii) that any material Company Intellectual Property Right is invalid. Except as set forth on Schedule 3.10(c), to the Sellers’ Knowledge the Purchased Companies are not infringing, misappropriating or violating any Intellectual Property Right owned by any Person, and to the Sellers’ Knowledge, no Person is infringing upon, misappropriating, or violating any of the material Company Intellectual Property Rights. Except as set forth on Schedule 3.10(c), in the last 24 months, the Purchased Companies have not sent any notice to or asserted or threatened any action or claim against any Person involving or relating to any material Company Intellectual Property Rights, other than any such actions, claims or matters that have been resolved.
     (d) Except as set forth on Schedule 3.10(d), the Sellers and the Purchased Companies (i) take commercially reasonable actions to protect the confidentiality of their material Trade Secrets and the security of their material software systems and networks, and there have been, in the last two (2) years, no material security breaches of such software systems and networks, and (ii) have caused all Persons who created, invented or contributed to the development of material proprietary Intellectual Property Rights owned by the Purchased Companies to assign to the Sellers or the Purchased Companies, as applicable, in writing all of their rights therein that do not vest automatically in such entity by operation of Law.
     Section 3.11 Employee Benefits.
     (a) One or more of the Sellers has made available to Buyer all material Benefit Plans (together with copies of all material documents relating to such Benefit Plans). As used herein, “Benefit Plans” means all employee benefit plans, programs and arrangements, agreements and policies (in certain cases with employee names, or other information necessary to protect the identity of the employees with respect to which such documentation is provided, redacted), including all profit-sharing, bonus, stock option, stock purchase, restricted stock units/shares, equity incentive, stock ownership, pension, retirement, deferred compensation, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare, incentive, sick leave or other leave of absence, short- or long-term disability, retention, severance, change in control, redundancy, salary continuation, medical, hospitalization, life insurance, and other insurance plan, in each case established, maintained, sponsored or contributed to by any of the Purchased Companies or the Sellers for the benefit of any Employees, former employees, directors, officers and other individuals working on a contract with the Purchased Companies, other than any such plan mandated by applicable Law. Additionally, the Sellers have made available to Buyer each employment, change in control, retention or severance agreement (in each case excluding offer letters for at-will Employees or agreements for Employees who currently receive annual compensation from the Purchased Companies of less than $100,000, to the extent that such Employees are not entitled to change in control, retention or severance payments under such offer letters or agreements) and pursuant to which any of the Purchased Companies has any actual or contingent material liability or obligation to provide material compensation and/or benefits in consideration for past, present or future services, other than any such agreements for which none of the Purchased Companies would reasonably be expected to have any contingent liability or obligation to provide compensation and/or benefits following the Closing (the “Employment Agreements”). Schedule 3.11(a) sets forth a complete list of all material Benefit Plans and Employment Agreements.
     (b) Except as would not reasonably be expected to result in material liability to the Purchased Companies, each Benefit Plan has been administered and maintained in accordance with its terms and in accordance with applicable Law. Except as set forth in Schedule 3.11(b), there are no Litigations or governmental audits or investigations pending, or to the Sellers’ Knowledge, threatened in writing, with respect to any Benefit Plan or Employment Agreement (other than routine claims for benefits in the ordinary course of business) that, individually or in the aggregate, are reasonably expected to result in a Material Adverse Effect.
     (c) Except as set forth in Schedule 3.11(c), the Sellers and Purchased Companies have no formal plan and have made no promise or commitment to (i) improve or change the benefits provided under any Benefit Plan in any material respect, or (ii) create any additional material employee benefit plan, which if it existed as of Closing Date would qualify as a Benefit Plan.
     (d) All material employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and applicable Law.
     (e) There is no entity other than the Purchased Companies participating in any Benefit Plan.
     (f) At no time since January 1, 2004, has any Purchased Company or any ERISA Affiliate, been required to contribute to, or incurred any withdrawal liability, within the meaning of Section 4201 of ERISA to any multiemployer pension plan, within the meaning of Section 3(37) of ERISA, nor does any Purchased Company or any ERISA Affiliate have any potential withdrawal liability arising from a transaction described in Section 4204 of ERISA.
     (g) No Purchased Company nor any ERISA Affiliate has incurred any material liability to the Pension Benefit Guaranty Corporation with respect to any Benefit Plan subject to

Title IV of ERISA, other than for the payment of premiums, all of which in all material respects have been paid when due.
     (h) Except as set forth on Schedule 3.11(h), none of the Benefit Plans nor any related trust has been terminated nor have there been any “reportable events” (as defined in Section 4043 of ERISA and the regulations thereunder) with respect to any of the Benefit Plans or their related trusts.
     (i) No Purchased Company nor any ERISA Affiliate has incurred any liability under Section 4062, 4063 or 4064 of ERISA.
     (j) The Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA (each, a “Pension Plan”) and that are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS to the effect that such plans are qualified and exempt from U.S. federal income taxes under Sections 401(a) and 501(a) of the Code, respectively, and nothing has occurred that would reasonably be expected to adversely affect the qualification of such Pension Plan.
     (k) Except as set forth in Schedule 3.11(k) or as required by applicable Law, none of the Benefit Plans or Employment Agreements obligates the Purchased Companies to (i) pay any material separation, severance, termination or similar benefits; (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase the amount payable, or (iii) make any payments which would not be deductible under Section 280G of the Code, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereunder (either alone, or in combination with any other event).
     (l) No event has occurred with respect to any Benefit Plan which would be required to be registered under the Laws of Canada which would result in the revocation of the registration of such Benefit Plan (where applicable) or entitle any Person (without the consent of a Purchased Company) to wind up or terminate such Benefit Plan, in whole or, to the Sellers’ Knowledge, in part. Where any such Benefit Plan has been partially or fully wound-up or terminated, all assets attributable to such wind-up or termination have been fully distributed in accordance with applicable Law.
     (m) To the Sellers’ Knowledge, the Benefits Plans which are registered pension plans within the meaning of the Laws of Canada have a going-concern funded ratio of at least 85% and a funded ratio on a solvency basis of at least 82% as of June 30, 2010, the date of the most recent actuarial valuations for these pension plans.
     (n) Any Benefit Plan or Employment Agreement that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code has been maintained and operated in compliance with Section 409A of the Code, except as would not reasonably be expected to result in a Material Adverse Effect.

     (o) Except as disclosed in Schedule 3.11(o), none of the Benefit Plans provides medical or welfare benefits (other than cash severance payments) beyond retirement to Employees or former employees or to the beneficiaries or dependents of such employees, other than (A) coverage mandated by law or (B) under pension or retirement plans.
     (p) To Sellers’ Knowledge, all material data necessary to administer each Benefit Plan that is a registered pension plan within the meaning of the Laws of Canada is in the possession of the Purchased Companies or its agents and is in a form which is sufficient for the proper administration of such Benefit Plans in accordance with its terms and applicable Law, and such data is complete and materially correct.
     Section 3.12 Employment Matters.
     (a) Except as set forth in Schedule 3.12(a), no Purchased Company is a party to or bound by a Collective Bargaining Agreement with respect to the Employees, nor is any such contract or agreement currently being negotiated or renegotiated as of the date hereof.
     (b) To Sellers’ Knowledge, no campaigns are being conducted to solicit cards from any Purchased Company’s Employees to authorize representation by any labor organization and there are no other threatened union organizing activities involving any Purchased Company’s Employees who are not already covered by a Collective Bargaining Agreement, and no such campaigns or other activities have been conducted within the past three years.
     (c) Except as set forth in Schedule 3.12(c), there is no material unfair labor practice charge or complaint against any Purchased Company pending, or to the Sellers’ Knowledge, threatened before the applicable Governmental Entity.
     (d) No labor strike, slowdown, work stoppage, dispute, or lockout is in effect or, to Sellers’ Knowledge, threatened, and no Purchased Company has experienced any such labor strike, slowdown, work stoppage, dispute, or lockout within the past three years.
     (e) No action, complaint, charge, or proceeding by or on behalf of any Employee, prospective Employee, former Employee, labor organization or other representative of any Purchased Company’s Employees is pending or, to Sellers’ Knowledge, threatened which, if adversely decided, may reasonably, individually or in the aggregate, be expected to have a Material Adverse Effect.
     (f) No Purchased Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to Employees or employment practices. There are no material outstanding decisions, orders or settlements or pending settlements relating to Employees, employment practices or health and safety which place any obligation upon the Sellers or any Purchased Company to do or refrain from doing any act. There are no appeals of any decisions or orders under any employment standards or occupational health and safety legislation against any Purchased Company which are currently pending.

     (g) All material assessments by a Governmental Entity to each Purchased Company under workers’ compensation legislation in relation to each Purchased Company and all of their respective contractors and subcontractors have been paid or accrued. No Purchased Company has been or is subject to any additional or penalty assessment determined by a Governmental Entity under such legislation which has not been paid or has been given notice of any audit.
     (h) Each Purchased Company is currently being operated in material compliance with all Laws relating to employees and employment practices.
     (i) As of the date hereof, no senior executive employed by any Purchased Company has given written notice of resignation.
     Section 3.13 Material Contracts.
     (a) Schedule 3.13(a) sets forth a list that is correct and complete, as of the date hereof, of the following Contracts to which the Purchased Companies are a party as of the date hereof (the “Material Contracts”; provided that, for the avoidance of doubt, in no event shall any Benefit Plan or Employment Agreement be a Material Contract for purposes of this Agreement):
     (i) agreements where (A) the performance remaining thereunder involves aggregate consideration to or by any Purchased Company in excess of $1,000,000 per annum, and (B) such agreement is not cancelable, without material penalty, by any Purchased Company on 180 days’ or less notice;
     (ii) agreements which restrict, or purport to restrict, in any material respect or contain limitations on the ability of any Purchased Company to compete in any line of business, or in any geographic area or during any period of time;
     (iii) agreements with any Seller or any of their respective Affiliates (including any intercompany indebtedness, guaranty, receivable or payable between any Purchased Company, on the one hand, and any Seller or their respective Affiliates (other than any Purchased Company), on the other hand), other than agreements with other Purchased Companies;
     (iv) agreements which relate to Indebtedness (excluding, for the avoidance of doubt, Contracts evidencing liabilities with respect to deposits and accounts, trade payables, letters of credit or capital leases made in the ordinary course of business);
     (v) agreements entered into within the past two years relating to the disposition or acquisition of any assets, rights, businesses, properties or companies individually or in the aggregate material to the business of the Purchased Companies or under which a Purchased Company has a continuing material indemnification obligation or any obligation with respect to an “earn-out”, contingent purchase price or other contingent payment, other than any agreement for the purchase of any raw materials, supplies, goods or services, or for the sale of any inventory in the ordinary course of business;
     (vi) mortgages, pledges or security agreements or similar arrangements constituting a Lien upon the assets or properties of any Purchased Company or the Transferred Equity Interests, in each case granted in connection with the incurrence of Indebtedness;
     (vii) agreements for the sale or purchase of personal property having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000, other than agreements entered into in the ordinary course of business;
     (viii) agreements for the sale or purchase of fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000, other than agreements entered into in the ordinary course of business;
     (ix) agreements relating to any Intellectual Property Right (other than (x) non-exclusive “off-the-shelf” software that are generally commercially available and have aggregate fees of less than $500,000 annually, (y) any other agreement that requires the payment of less than $100,000 annually or (z) non-exclusive licenses granted by any Purchased Company to any Person, including implied licenses granted by any Purchased Company in connection with the commercial sale of products, in each case, granted in the ordinary course of business, consistent with past practice), or agreements granting to any third party or Governmental Entity any license to use any Company Intellectual Property Rights; and
     (x) agreements creating or evidencing the existence of a partnership, joint venture or other similar arrangement or relationship between any of the Purchased Companies and a third party (including any member of the Consolidated Group Entities, other than any Purchased Company).
     (b) All Material Contracts are in full force and effect as of the date hereof against the applicable Purchased Company party thereto and, to the Sellers’ Knowledge, each other party thereto, in each case in accordance with the express terms thereof. Except as set forth in Schedule 3.13(b), there does not exist under any Material Contract any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of the applicable Purchased Company, except for such violations, breaches, events or conditions that, individually and in the aggregate, (i) would not reasonably be expected to result in a Material Adverse Effect and (ii) would not reasonably be expected to materially impair the ability of a Seller or Buyer to perform their respective obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby.
     (c) Schedule 3.13(c) sets forth a list that is correct and complete, as of the date hereof, of the material commercial arrangements under which the Purchased Companies perform certain obligations and benefit from the reciprocal performance of obligations by the other parties thereunder as of the date hereof pursuant to Contracts that by their terms have expired or been terminated but which if not so expired or terminated would have constituted “Material Contracts” for purposes of this agreement (the “Material Commercial Arrangements”); provided that, for the avoidance of doubt, in no event shall any Benefit Plan or Employment Agreement be a Material Commercial Arrangement for purposes of this Agreement.
     Section 3.14 Real Property.
     (a) Schedule 3.14(a) sets forth a correct and complete list of all real property that is (i) owned by the Purchased Companies (the “Owned Real Property”) or (ii) leased, subleased or otherwise occupied by the Purchased Companies (the “Leased Real Property”), in each case as of the date hereof. One or more of the Sellers has, or has caused to be, made available to Buyer correct and complete copies of each of the leases corresponding to the Leased Real Property (the “Leases”) and any documents or instruments affecting in any material respect the rights or obligations thereunder of any of the parties thereto. Neither the Sellers nor the Purchased Companies is in default in any material respect under any such Leases or related documents or instruments (with or without the giving of notice, the lapse of time or both) and, to the Sellers’ Knowledge, no other party to the Leases is in default thereunder or under any related documents or instruments. The Owned Real Property and the Leased Real Property are the only real property used or maintained that are material to the conduct of the business of the Purchased Companies.
     (b) Except as set forth in Schedule 3.14(b), the Owned Real Property and Leased Property are not subject to any material lease (other than the Leases), sublease, license or sublicense.
     (c) (i) The ownership, occupancy, use and operation of the Owned Real Property and the Leased Real Property complies with all applicable Law and Governmental Authorizations and does not violate any instrument of record or agreement affecting such property, and (ii) to the Sellers’ Knowledge, the improvements constructed on all facilities located on the Owned Real Property and the Leased Real Property, including all improvements owned or leased by the Purchased Companies at such facilities, are (1) free of any structural defects, (2) sufficient for the operation of the businesses of the Purchased Companies as presently conducted (3) in conformity with all applicable Laws and other requirements (including easements and similar restrictions) relating thereto currently in effect and (4) located entirely upon the Owned Real Property or the Leased Real Property and do not encroach on any other real property, except, in respect of each of the foregoing (i) and (ii), for failures to comply or violations that are not, individually or in the aggregate, reasonably expected to result in a Material Adverse Effect.
     (d) Except as set forth in Schedule 3.14(d), there are no pending or, to the Sellers’ Knowledge, threatened, appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property or the Leased Real Property, except for any appropriation, condemnation, eminent domain or like proceedings that, individually or in the aggregate, would not, individually or in the aggregate, reasonably expected to result in a Material Adverse Effect.

     (e) To Sellers’ Knowledge, each Owned Real Property and Leased Real Property has direct legal access to a public right-of-way and the applicable Purchased Company otherwise has such rights of entry and exit to and from the Owned Real Property and the Leased Real Property as are reasonably necessary to carry on the business of the Purchased Companies.
     (f) To Sellers’ Knowledge, the Owned Real Property and the Leased Real Property are serviced (including water, storm and sanitary sewer and electrical service) to a level sufficient to permit the operation of the business of the Purchased Companies as currently conducted.
     (g) The Purchased Companies have good, valid and marketable fee title to the Owned Real Property and good valid leasehold interests in the Leased Real Property, free and clear of all Liens, other than Permitted Liens.
     (h) To Sellers’ Knowledge, there are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under the Permitted Liens affecting the Owned Real Property and the Leased Real Property on the part of any Purchased Company or on the part of any other party to such Permitted Liens.
     Section 3.15 Taxes. Except as set forth in Schedule 3.15:
     (a) All material Tax Returns of the Purchased Companies that are required to be filed on or before the Closing (taking into account any valid extensions) have been or will have been duly and timely filed and all material Taxes of the Purchased Companies (whether or not shown on any such Tax Returns) that are due and owing have been or will be duly and timely paid in full, except for such amounts that are being contested in good faith by appropriate action and for which adequate provisions have been established in accordance with GAAP. In respect of any Taxes of the Purchased Companies not yet due and owing as of October 2, 2010, adequate provisions have been made in accordance with GAAP in the Unaudited Financial Statements. Any Taxes of the Purchased Companies not yet due and owing after October 2, 2010 and through November 4, 2010 have been incurred in the ordinary course of business (other than Taxes incurred outside the ordinary course of business that are necessary to effectuate the transactions provided for in this Agreement).
     (b) Each of the Purchased Companies has duly and timely deducted or withheld all material amounts required to be deducted or withheld and has timely paid to the appropriate authorities all such deducted or withheld amounts.
     (c) There is no Lien for Taxes upon any of the Transferred Equity Interests or assets of the Purchased Companies other than Permitted Liens. To Sellers’ Knowledge, no Taxing Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the Transferred Equity Interests or assets of the Purchased Companies.
     (d) No actions, claims, administrative proceedings or court proceedings with regard to Taxes or the Tax Returns of the Purchased Companies are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity or amount thereof is being contested by a Purchased Company or one of its Affiliates in good faith by appropriate action and adequate reserves have been established in accordance with GAAP.
     (e) No written agreement or other document extending, or having the effect of extending, the period of assessment, deficiency or collection of any Taxes payable by any Purchased Company is in effect as of the date hereof, and no Purchased Company is, as of the date hereof, the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Taxing Authority) within which to file any Tax Return not previously filed.
     (f) None of the Purchased Companies has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or non-U.S. law, or as a transferee or successor, by contract, or otherwise.
     (g) Other than as provided in the 2008 Agreement and/or the Assignment Agreement, none of the Purchased Companies is a party to, is bound by or has any obligation under any Tax sharing agreement or Tax indemnity agreement or similar contract or arrangement.
     (h) No closing agreement pursuant to Section 7121 of the Code (or similar provision of state, local or non-U.S. law) has been entered into by or with respect to any of the Purchased Companies which agreement could have a continuing effect on any Purchased Company.
     (i) None of the Purchased Companies will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax law) arising prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date.
     (j) None of the Purchased Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c).
     (k) None of the Purchased Companies has participated in or has any liability or obligation with respect to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
     (l) The Purchased Shares are not “taxable Canadian property” for purposes of the Income Tax Act (Canada) nor “taxable Quebec property” for purposes of the Taxation Act

(Quebec) taking into consideration the proposal to amend the Taxation Act (Quebec) as described in clause 10 of paragraph 5.1 of Section A of the Additional Information on Budgetary Measures.
     (m) None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to the Purchased Companies at any time up to and including the Closing Date.
     (n) The Purchased Companies have not acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Income Tax Act (Canada).
     (o) Each of Connors Bros. Clover Leaf Seafoods Company and K.C.R. Fisheries Ltd. are duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and Connors Bros. Clover Leaf Seafoods Company is duly registered under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax, and their registration numbers are set forth on Schedule 3.15 and each of 6162410 Canada Limited, 2239009 Ontario Limited and each other Subsidiary of CLS BV is exempt from registration under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and each Subsidiary of CLS BV other than Connors Bros. Clover Leaf Seafoods Company is exempt from registration under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax.
     (p) CLS BV is and since its formation has qualified as a resident of the Netherlands for purposes of the Canada Netherlands Tax Treaty.
     (q) Notwithstanding anything in this Agreement to the contrary (including any Schedules hereto), none of the Purchased Companies shall be liable for any Taxes of Connors Bros. Income Fund, Connors Bros., Limited or their Subsidiaries (determined as of the date hereof), which could result from the 2008 Audit.
     Section 3.16 Insurance.
     (a) One or more of the Sellers has, or has caused to be made, available to Buyer all of the material insurance policies or binders for which any of the Purchased Companies is a policyholder or which covers the business or assets of the Purchased Companies (“Insurance Policies”), and Schedule 3.16 sets forth a complete list of the Insurance Policies.
     (b) Except as set forth on Schedule 3.16, (i) no Consolidated Group Entity is in material default with respect to its obligations under any Insurance Policy, (ii) no Consolidated Group Entity has received written notice of termination, cancellation or non-renewal of any Insurance Policies from any of its insurance brokers or carriers, and (iii) the Consolidated Group

Entities have complied in all material respects with each Insurance Policy. As of the date hereof, there is no material claim by any Consolidated Group Entity pending with respect to any of the Insurance Policies as to which coverage has been questioned, denied or disputed in writing or, to the Sellers’ Knowledge, orally by the underwriters of such policies or bonds.
     Section 3.17 Affiliated Transactions; Finders’ Fees.
     (a) Except (I) as set forth on Schedule 3.17(a), (II) for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby and (III) for the Employment Agreements or with respect to indemnification obligations set forth in any Organizational Documents, no director, shareholder or Affiliate of any of the Purchased Companies, or any individual in such director’s or shareholder’s immediate family (all such Persons (other than any Purchased Company), the “Affiliated Persons”), is a party to any material agreement, contract, commitment or transaction with the Purchased Companies, providing for or requiring any payments to any such Affiliated Person (collectively, “Affiliated Transactions”).
     (b) Except for fees payable to J.P. Morgan Securities Inc., Jefferies & Company, Inc. and Wells Fargo Securities, LLC and except for fees payable under the Management Agreement, which fees will be paid by the Sellers, and except for fees and expenses payable or reimbursable by Buyer pursuant to Section 5.6, there is no fee or commission, or similar compensation payable by the Sellers or any of their Affiliates to any investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Sellers or any of their Affiliates in connection with the transactions contemplated hereby.
     Section 3.18 Environmental Compliance.
     (a) Except as set forth on Schedule 3.18(a) or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) the Purchased Companies have obtained and possess all Governmental Authorizations required by applicable Environmental Law relating to pollution or protection of the environment, protection of natural resources or protection of human health and safety (“Environmental Permits”), and the Purchased Companies are in compliance with all, and during the past two (2) years have not violated any, Environmental Permits and Environmental Law; (ii) to Sellers’ Knowledge, prior to the last two (2) years, the Purchased Companies have not violated any Environmental Permits or Environmental Laws, except for such violations or non-compliance that has been fully and finally resolved; (iii) none of the Purchased Companies has received any written, or to Sellers’ Knowledge verbal, notice regarding any actual or alleged violation of Environmental Laws by the Purchased Companies, or any investigatory, remedial or corrective obligations of the Purchased Companies under Environmental Laws, relating to any of the Owned Real Property, Leased Real Properties or any other location (including any third party location) that is pending or that has not been fully and finally resolved; (iv) there are no pending or, to the Sellers’ Knowledge, threatened orders, writs, judgments, awards, injunctions or decrees of any Governmental Entity or Litigations involving environmental matters or Environmental Laws against the Purchased Companies or any other Person, that could reasonably be expected to adversely affect any of the Purchased Companies; (v) to the Sellers’ Knowledge, there are no past or present events, circumstances, practices, plans, or legal requirements that could reasonably be expected to prevent any of the Purchased Companies from complying with applicable Environmental Laws or obtaining, renewing, or complying with all Environmental Permits; (vi) there are and have been no Materials of Environmental Concern released by the Purchased Companies or, to the Sellers’ Knowledge, any other Person at any of the Owned Real Properties, Leased Real Properties or any other location (including any third party location) that could reasonably be expected to give rise to liability of, or costs to, the Purchased Companies for violations of applicable Environmental Law or for investigation, remediation or monitoring related to any applicable Environmental Law, in excess of $500,000, individually, or $2,000,000, in the aggregate; (vii) none of the Purchased Companies has entered into any consent decree or other agreement with any Governmental Entity under any Environmental Law that is pending or has not been fully and finally resolved; and (viii) none of the Purchased Companies has assumed by contract any obligation under or related to any Environmental Law or concerning any Materials of Environmental Concern.
     (b) The Sellers have provided to Buyer access to true and correct copies of all Environmental Reports that are in the possession or control of the Purchased Companies that contain the material information necessary for a reasonable understanding of the significant liabilities of the Purchased Companies under Environmental Law or otherwise concerning Materials of Environmental Concern.
     Section 3.19 Absence of Certain Changes or Events. Except as set forth in Schedule 3.19 or as otherwise expressly contemplated in this Section 3.19, since October 2, 2010 until the date of this Agreement there has not been or occurred: (a) a Material Adverse Effect or any events, circumstances, conditions, occurrences, changes or state of facts that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect; (b) any making, declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any capital stock of any Purchased Company, or any purchase, redemption or other acquisition by any Purchased Company of any of its capital stock or any other equity securities of such Purchased Company (other than any such dividend, distributions, purchases, redemptions, acquisitions or other similar transactions (I) solely involving Purchased Companies or (II) with respect to Tax distributions or otherwise to satisfy obligations in respect of the Senior Notes (or the Senior Notes Indenture) or Senior Secured Credit Facilities); (c) any granting by any Purchased Company of any increase in compensation or fringe benefits to any employee, or any payment by any Purchased Company of any employee bonus, or any entry by any Purchased Company into any Contract (or amendment of an existing Contract) to grant or provide to any officer the acceleration of vesting, termination, severance, retention or change in control payments or other similar benefits; (d) any change by any Purchased Company in its accounting methods, principles or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by either Law or GAAP; (e) any material revaluation by any Purchased Company of any of their respective material assets, excluding writing-off or discounting of notes, accounts receivable or other assets in the ordinary course of business consistent with past practice; (f) entry by any Purchased

Company into any Contract with regard to the acquisition or disposition by any Purchased Company of any material Intellectual Property Rights, or other material assets in each case other than acquisitions of raw materials and supplies and the disposition of inventory in the ordinary course of business; (g) any change by any Purchased Company in its material Tax elections or accounting methods, or any closing agreement, settlement or compromise of any claim or assessment, in each case in respect of material Taxes, or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes; (h) any material casualty event with respect to non-current tangible assets (whether or not covered by insurance) or (i) any amendment or modification to the Organizational Documents of any of the Purchased Companies. Except as set forth in Schedule 3.19 or as otherwise expressly contemplated hereby, since October 2, 2010 until the date of this Agreement, the Purchased Companies, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.
     Section 3.20 Product Safety.
     (a) Except as set forth on Schedule 3.20(a), none of the Purchased Companies or any other Consolidated Group Entity has received any written notices, demands or inquiries since January 1, 2008 relating to any claim, duties, fines, penalties, seizures, or forfeitures involving any service provided or any product designed, manufactured, serviced, produced, modified, distributed or sold by or on behalf of any Purchased Company resulting from an alleged defect in design, manufacture, materials or workmanship, performance, or any alleged failure to warn, or from any alleged breach of implied warranties or representations, or any alleged noncompliance with any applicable Laws in each case that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect. Except as set forth in Schedule 3.20(a), there has been no product recall (a “Recall”) conducted by any Purchased Company since January 1, 2008 with respect to any product manufactured, shipped, sold, marketed or distributed by or on behalf of any Purchased Company, other than any immaterial Recall.
     (b) Except as set forth on Schedule 3.20(b), each of the products sold by the Purchased Companies, or to the Sellers’ Knowledge with respect to products sold but not produced by the Purchased Companies, since January 1, 2008 was (i) produced, manufactured, packaged, labeled, transported, stored and otherwise handled in material compliance with applicable Laws, including FDA Laws, (ii) produced, manufactured, packaged and labeled using materials, which, used alone or in combination with other applicable materials in such products conform in all material respects to applicable Laws, including FDA Laws, (iii) in conformity in all material respects with any warranties made in any written materials accompanying such product or in connection with its sale and (iv) fit for the ordinary purpose for which such product was intended to be used in all material respects.
     (c) Except as set forth on Schedule 3.20(c) or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Sellers, the Purchased Companies have (i), provided accurate and complete statements and representations to the Governmental Entities to which they may be subject regarding all matters relevant to product admissibility, classification, valuation, eligibility of imported merchandise for favorable rates or other special treatment, and country of origin; (ii) filed accurate and timely entries, reports, schedules and forms required to be filed with any Governmental Entity with respect to products produced by the Purchased Companies; and (iii) accurately and timely reported and paid all applicable duties under applicable Laws, except to the extent any such duties are being contested in good faith by Sellers or any Purchased Company.
     (d) Except as set forth on Schedule 3.20(d) or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, as of the date hereof, no material portion of the products or materials imported by, for or on behalf of Seller for which final liquidation has not yet occurred is subject to or otherwise covered by a governmental antidumping order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by agencies of any Governmental Entity.
     (e) Except as set forth on Schedule 3.20(e), since January 1, 2008, none of the manufacturing or processing facilities of the Purchased Companies have been shut down by a Governmental Entity or subject to import or export prohibition or have received any Food and Drug Administration Form 483 notice of inspectional observations or titled or untitled warning letters from the Food and Drug Administration, except for any such actions by a Governmental Entity or any such prohibitions, notices or warning letters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     Section 3.21 Limitations on Representations and Warranties. Except as expressly set forth in this Article III or in the officer’s certificate delivered to Buyer pursuant to Section 8.2(d), no Seller makes any representation or warranty, express or implied, at Law or in equity, with respect to itself, the other Sellers, the Purchased Companies or any of such Seller’s other Affiliates, or any of their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available (including by way of information included or referred to in the electronic data room or otherwise), or statement made, by any Seller, any of its Affiliates or their respective Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer hereby represents and warrants to the Sellers as follows:
     Section 4.1 Organization and Qualification. Buyer is a société à responsabilité limitée incorporated and existing under the laws of the Grand Duchy of Luxembourg. Buyer has all requisite corporate (or similar entity) power and authority to own and operate its material properties, rights and assets and to carry on its business as currently conducted in all material respects. Buyer is duly qualified to do business and is in good standing in each jurisdiction where the ownership or operation of its properties, rights and assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to materially impair the Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     Section 4.2 Corporate Authorization. Buyer has full corporate (or similar entity) power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it is a party has been duly and validly authorized by Buyer and no additional corporate (or similar entity) authorization or consent by Buyer is required in connection therewith.
     Section 4.3 Binding Effect. This Agreement and each of the Ancillary Agreements, when executed and delivered by the parties thereto, constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
     Section 4.4 Regulatory Approvals and Non-Governmental Consents.
     (a) Except as set forth in Schedule 4.4(a) (the “Buyer Regulatory Approvals” and, together with the Seller Regulatory Approvals, the “Regulatory Approvals”), no Governmental Authorization or filing is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer of this Agreement and the Ancillary Agreements, except for such Governmental Authorization or filings that if failed to be obtained, given or made would not, individually or in the aggregate, reasonably be expected to materially impair the Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     (b) Except as set forth in Schedule 4.4(b) (the “Buyer Non-Governmental Consents” and, together with the Seller Non-Governmental Consents, the “Non-Governmental Consents”), no consent, approval, waiver or authorization is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Person other than a Governmental Entity or securities exchange, as a result of the execution, delivery or performance by Buyer of this Agreement and the Ancillary Agreements, except for such consents, approvals, waivers or authorizations of which the failure to obtain would not, individually or in the aggregate, reasonably be expected to materially impair Buyer’s the ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.

     (c) Buyer and its “affiliates” (as defined in the Competition Act (Canada)) do not have assets in Canada that exceed 75 million Canadian dollars in aggregate value, or gross revenues from sales in, from or into Canada, that exceed 75 million Canadian dollars in aggregate value, all as determined in accordance with Part IX of the Competition Act (Canada) and the “Notifiable Transactions Regulations” thereunder.
     Section 4.5 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the Organizational Documents of Buyer, (ii) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, conflict with, or result in the breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination, cancellation, modification or acceleration or result in the loss of a material benefit or increase in any fee, liability or obligation (whether after the filing of notice or the lapse of time or both) of Buyer under, or result in a loss of any benefit to which Buyer is entitled under, any Contract to which Buyer is a party or result in the creation of any Lien upon any of its assets, rights or properties or (iii) assuming the receipt of all Regulatory Approvals and Non-Governmental Consents, violate or result in a breach of or constitute a default under any Law or Governmental Authorization to which Buyer or its Affiliates are subject, other than, in the case of clauses (ii) and (iii), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses, violations or Liens that would not, individually or in the aggregate, materially impair Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     Section 4.6 Finders’ Fees. Except for Wells Fargo Capital finance, LLC, WF Investment Holdings, LLC, JPMorgan Chase Bank, N.A., Barclays Capital Inc., Barclays Bank PLC and Jefferies & Company, Inc., whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission, or similar compensation from Buyer or its Affiliates in connection with the transactions contemplated hereby.
     Section 4.7 Litigation and Claims. There are no Litigations pending or, to Buyer’s Knowledge, threatened (including by means of a cease and desist letter) against Buyer that, individually or in the aggregate, would materially impair the Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby. Buyer is not subject to any order, writ, judgment, award, injunction, ruling, stipulation, determination, decree, settlement agreement of or with any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators that, individually or in the aggregate, would materially impair the Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby.
     Section 4.8 Financial Capability.

     (a) Buyer acknowledges that the obligations of Buyer under this Agreement are not contingent upon or subject to any conditions regarding Buyer’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.
     (b) (i) Appendix C sets forth a correct and complete copy of an executed equity commitment letter from Lion Capital Fund III, L.P., Lion Capital Fund III (USD), L.P., and Lion Capital Fund III SBS, L.P. (collectively “Lion Fund”) to provide financing (the “Equity Financing”) pursuant to which the Investor has committed, on the terms and subject solely and exclusively to the conditions set forth therein, to invest the cash amounts set forth therein (the “Equity Commitment Letter”) in Buyer, and (ii) Appendix D sets forth correct and complete copies of the executed debt commitment letter (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), each dated as of the date hereof, by and among Wells Fargo Capital Finance, LLC, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Barclays Bank Plc, Jefferies Finance LLC, and Buyer, pursuant to which the lenders party thereto have severally committed, subject to the terms and conditions set forth therein, to provide or cause to be provided, debt financing in the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”) in connection with the transactions contemplated herein. As of the date hereof, the Commitment Letters are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Buyer as of the date hereof. As of the date hereof, the Commitment Letters constitute the legal, valid and binding obligation of Buyer, and to Buyer’s Knowledge, the other parties thereto, enforceable in accordance with their respective terms against Buyer, and to Buyer’s Knowledge, the other parties thereto except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. There are no other agreements, side letters, or arrangements to which Buyer is party relating to the Commitment Letters, that would reasonably be expected to adversely affect the availability of the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or material breach on the part of Buyer under any term or condition of the Commitment Letters. As of the date hereof, Buyer has fully paid any and all commitment fees or other fees required to be paid under the Commitment Letters on or prior to the date hereof. The Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Buyer on the terms therein. The amount of funds contemplated to be provided pursuant to the Commitment Letters are expected to be sufficient, assuming the Sellers’ compliance with their obligations set forth in Sections 5.3(b)(vi) and 5.3(b)(vii), and assuming the accuracy of the representations and warranties made by the Sellers in Sections 3.6(c), 3.6(d) and 3.6(e), to enable Buyer to pay and satisfy all of its obligations under this Agreement and the Ancillary Agreements (including (A) the Closing Date Payment Amount (without duplication of any of the amounts described in the following clause (B)), (B) to pay, satisfy or redeem the Closing Date Credit Facility Indebtedness, the Closing Date Senior Notes Obligations, and Transaction

Expenses, and (C) any and all fees and expenses required to be paid by Buyer in connection with the transactions contemplated hereby and the Financing).
     Section 4.9 Investment Representations.
     (a) Buyer is acquiring the Transferred Equity Interests and Existing Note solely for investment purposes and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law (including the Securities Act of 1933 (the “Securities Act”)), and Buyer is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.
     (b) Buyer acknowledges the Transferred Equity Interests and Existing Note are not registered under the Securities Act or any other applicable securities or “blue-sky” Laws, and that such Transferred Equity Interests and Existing Note may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to any other applicable securities or “blue-sky” Laws.
     (c) Buyer understands that the acquisition of the Transferred Equity Interests and Existing Note to be acquired by it pursuant to the terms of this Agreement involves substantial risk. Buyer has experience as an investor in securities of issuers such as the securities being Transferred pursuant to this Agreement and acknowledges that it can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that Buyer is capable of evaluating the merits and risks of its investment in the Transferred Equity Interests and Existing Note to be acquired by it pursuant to the transactions contemplated hereby.
     (d) Buyer acknowledges that the offer and sale of the Transferred Equity Interests and Existing Note to be acquired by it in the transactions contemplated by this Agreement has not been accomplished by the publication of any advertisement.
     (e) There are no existing Contracts pursuant to which Buyer will divest or otherwise dispose of the Transferred Equity Interests or Existing Note or the assets of or equity in, or by any other manner, any Purchased Company, except any such Contracts with any Affiliate of Buyer which do not violate securities Laws.
     Section 4.10 Solvency. Immediately after giving effect to the Closing (and any financing related thereto or incurred in connection therewith), assuming (i) satisfaction of the closing conditions in Article VIII, (ii) the accuracy of the representations and warranties of the Sellers set forth in Article III hereof (including the representations and warranties set forth in Section 3.7), and (iii) all estimates, projections or forecasts provided by Consolidated Group Entities and their Representatives to Buyer prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable and shall be attained, the Buyer and the Purchased Companies, taken as a whole (A) shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (B) shall have adequate capital to carry on their respective businesses.

No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Buyer or any of the Purchased Companies.
     Section 4.11 Limited Guarantee. Concurrently with the execution of this Agreement, Guarantors have delivered to Sellers a duly executed Limited Guarantee. As of the date of this Agreement and at all times hereafter until the earlier of the Closing and the date on which the Limited Guarantee terminates in accordance with its terms, (a) the Guarantors have and will have funds sufficient to pay all of the obligations of Buyer under this Agreement, subject to the cap set forth in the Limited Guarantee, and (b) the Limited Guarantee is in full force and effect and is the valid binding and enforceable obligation of each Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.
     Section 4.12 Limitations on Representations and Warranties. Except as expressly set forth in this Article IV or in the officer’s certificate delivered to the Sellers pursuant to Section 8.3(c), Buyer does not make any representation or warranty, express or implied, at Law or in equity, with respect to itself or any of its Affiliates, or any of their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available, or statement made, by Buyer, any of its Affiliates or their respective Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE V
COVENANTS
     Section 5.1 Access and Reports. Subject to applicable Law, upon reasonable notice from the Buyer to any Seller, such Seller shall, and shall cause the Purchased Companies to, afford Buyer’s officers and other authorized representatives reasonable access to the senior management personnel, facilities, properties, Books and Records and Contracts of the Purchased Companies during normal business hours throughout the period prior to the Closing Date and, during such period, each Seller shall and shall cause the Purchased Companies to make available promptly to Buyer all information concerning the operations, properties and personnel of the Purchased Companies as Buyer may reasonably request, provided that the foregoing shall not require any Seller or its Affiliates (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of such Seller or the applicable Affiliate would result in the disclosure of any trade secrets or violate any of its obligations with respect to confidentiality existing on the date hereof or incurred after the date hereof in the ordinary course of business (provided that, if requested by Buyer, such Seller or its Affiliate shall use commercially reasonable efforts to seek a waiver from any such confidentiality obligations), (ii) to disclose any privileged information of any Seller or any of its Affiliates, (iii) to permit any environmental sampling, testing or other intrusive investigations of any soil, sediment, indoor or outdoor air, building materials or surfaces, groundwater or surface water at any Owned Real Property or Leased Real Property or (iv) to take any action that would reasonably be expected to cause material disruption to the business of such Seller or its Affiliates. All requests for information made pursuant to this Section shall be directed to the Person designated by the applicable Seller in a notice given to the Buyer, and all such information shall be governed by the terms of Section 5.4 and the Confidentiality Agreement.
     Section 5.2 Financing; Efforts to Consummate; Certain Governmental Matters.
     (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters and, in any case, promptly, including using its reasonable best efforts to (i) satisfy on a timely basis all conditions and covenants in the Commitment Letters, (ii) promptly negotiate definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letters or on other terms no less favorable to Buyer in any material respect (unless otherwise agreed by Buyer in its sole discretion), and (iii) in the event that all conditions to the Financing have been satisfied or waived, consummate the Financing at Closing. Without the prior written approval of CBH, Buyer shall not amend, alter or waive, or agree to amend, alter or waive, the Commitment Letters in any manner that would reasonably be expected to materially impair, materially delay or prevent the funding or financing described therein; provided, however, that in respect of the Debt Commitment Letter, Buyer may in any event (x) modify the terms (but not the conditions) thereof and (y) replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents, or similar entities, so long as, in the case of (x) and (y), such modifications would not adversely impact the ability of Buyer to timely consummate the transactions contemplated hereby or the likelihood of consummation of the transactions hereby. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Buyer shall use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources on terms no less favorable to Buyer in the aggregate (as determined by the Buyer in its reasonable judgment) in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event. Notwithstanding the foregoing, Buyer acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to Closing. Buyer shall provide the Sellers with copies of all material amendments to the Commitment Letters or any alternative commitment obtained in accordance with this Section 5.2(a) and shall keep the Sellers reasonably informed of any material developments in connection with the Financing. Buyer shall provide the Sellers prompt written notice of any material breach by any party to the Commitment Letter (or commitments for any alternative financing obtained in accordance with this Section 5.2(a)) of which Buyer becomes aware or any termination of the Commitment Letter (or commitments for any alternative financing obtained in accordance with this Section 5.2(a)). Buyer shall, from time to time at the request of the Sellers, inform the Sellers in reasonable detail of the status of its efforts to arrange the Financing (or alternative financing obtained in accordance with this Section 5.2(a)).

     (b) The Sellers shall use and shall cause the Purchased Companies and, as applicable, the Consolidated Group Entities to use reasonable best efforts to, at Buyer’s sole cost and expense (other than with respect to costs incurred with respect to the preparation of historical financial statements included in the Required Information, which shall be borne by Sellers) provide (provided that any such cooperation or action shall be reasonable and shall not unreasonably interfere with the operations of the Sellers, the Purchased Companies or the Consolidated Group Entities) to Buyer all customary cooperation reasonably requested by Buyer in connection with the Debt Financing, including using reasonable best efforts with respect to the following: (i) furnishing Buyer and its Financing Sources with available financial and other available information regarding the Purchased Companies and, as applicable, the Consolidated Group Entities, and other customary cooperation and assistance as may be reasonably requested by Buyer, including, but not limited to, (A) the audited consolidated balance sheets of the Connors Bros. Income Fund and its Subsidiaries as of December 31, 2007, Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) and its Subsidiaries (or their respective predecessors) as of December 31, 2008, and the Consolidated Group Entities as of December 31, 2009; and the related audited consolidated, or combined, as applicable, statements of operations, partnership (or unitholders’) equity and cash flows, in each case, including notes thereto, for the year ended December 31, 2007, the period from January 1, 2008 to November 22, 2008, the period from November 23, 2008 to December 31, 2008 (along with the unaudited combined 2008 statement of operations and selected financial data as derived therefrom), and the year ended December 31, 2009, in each case in accordance with GAAP, (B) the unaudited consolidated balance sheet of the Consolidated Group Entities as of October 2, 2010 and the related consolidated statements of operations, partnership equity and cash flows, in each case, for the nine months ended October 2, 2010 and for the comparable prior year period, in each case in accordance with GAAP, (C) all customary financial information related to the Purchased Companies, and as applicable, the Consolidated Group Entities, reasonably required by Buyer for Buyer to produce the pro forma financial statements required to be delivered pursuant to the Commitment Letters and (D) all other customary financial and other pertinent information related to the Purchased Companies and the Consolidated Group Entities reasonably required by Buyer in connection with the Debt Financing, including, but not limited to, (x) the information required to be delivered under paragraphs (5), (6) and (12) of Exhibit D to the Debt Commitment Letter, (y) pro forma financial statements, financial and other data and information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in an offering memorandum under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Commitment Letter at the time during the Purchased Companies’ fiscal year such offerings will be made, and (z) all other data that would be necessary for an underwriter or initial purchaser of an offering of any such securities to receive customary “comfort” (including negative assurance comfort) from independent auditors in connection with such an offering, together with drafts of such comfort letters (including in respect of pro forma financial statements, comfort letters typically given with respect to such pro forma financial statements) by auditors of the Purchased Companies which such auditors are prepared to issue upon completion of customary procedures (information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”); (ii) in advance of and during the Marketing Period, assisting Buyer in the preparation for, and participating in, meetings, presentations, due diligence sessions (including accounting due diligence), road shows, drafting sessions and sessions with prospective lenders, investors, and rating agencies in connection with the Debt Financing; (iii) in advance of and during the Marketing Period, assisting with the preparation of materials for rating agency presentations, bank information memoranda (including the delivery of a customary representation letter), prospectuses, customary offering documents (including an offering memorandum) and similar customary documents required in connection with the Debt Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Debt Financing and the delivery of one or more customary representation letters); (iv) in advance of and during the Marketing Period, providing such other commercially reasonable cooperation with the marketing efforts of the Buyer and the applicable financing sources for any portion of the Debt Financing as may be reasonably requested by the Buyer; (v) facilitating the (A) pledging of collateral in connection with the Debt Financing, including, executing and delivering any customary pledge and security documents, currency or interest hedging arrangements or other definitive financing documents or other certificates, legal opinions of local counsel, surveys and title insurance (including non-imputation title policy endorsements and affidavits reasonably required by the title company) and documents as may be reasonably requested by Buyer (including a borrowing base certificate dated as of the Closing Date and a certificate of the chief financial officer of each of the Purchased Companies with respect to solvency matters as of the Closing on a pro forma basis) or otherwise facilitating the pledging of collateral from and after the Closing as may be requested by Buyer, including taking all actions reasonably necessary to (x) permit the prospective lenders and investors involved in the Debt Financing to evaluate the Purchased Companies’ inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting any commercial finance examination and inventory, equipment and real property appraisals contemplated by the Debt Commitment Letter within the time frame described therein) and (y) establish bank and other accounts and blocked account and control agreements in connection with the foregoing; provided, that, such documents in this subsection (A) shall in no event be effective prior to the Closing, (B) delivery of all customary and reasonable documentation and other information about the Purchased Companies as is reasonably requested in writing by Buyer relating to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, and (C) execution and delivery (at the Closing) of definitive documents related to the Debt Financing on the terms contemplated by the Debt Commitment Letter or pursuant to any alternative financing; and (vi) using its reasonable best efforts to have its independent accountants provide their reasonable cooperation and assistance, including participation in a reasonable number of due diligence sessions and providing consents required under the Securities Act or the Securities Exchange Act of 1934, as amended; provided, however, that none of the Sellers, the Purchased Companies, the Consolidated Group Entities or any of their respective Affiliates shall be required to pay any commitment or other similar fee for which it is not advanced funds or incur any other liability in connection with the Financing prior to the Closing. Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, but subject to the prior approval of CBH (which approval will not be unreasonably withheld, delayed or conditioned), Buyer shall be permitted to disclose (or the Purchased Companies shall disclose, in compliance with Regulation FD or otherwise, as reasonably requested by the Buyer) non-public information regarding the Sellers, the Purchased Companies and the Consolidated Group Entities provided to Buyer, its Affiliates or Buyer’s Representatives pursuant to this Section 5.2(b) to potential lenders, investors, rating agencies or their respective representatives in connection with the Debt Financing subject, where applicable, to customary confidentiality provisions. The Sellers hereby consent to the reasonable use of any of the Sellers’, Purchased Companies, and as applicable, the Consolidated Group Entities’ logos in connection with Buyer’s Debt Financing, provided, that such logos are used in a manner that is not intended to or reasonably expected to harm or disparage the Sellers, the Purchased Companies, or the Consolidated Group Entities, or their respective Affiliates (including their reputation and goodwill) or their marks and on such other customary terms and conditions as the Sellers may reasonably request. For the avoidance of doubt, Buyer shall promptly, upon written request by CBH, reimburse the Sellers, the Purchased Companies, the Consolidated Group Entities and their respective Affiliates for all reasonable and documented third party costs and expenses (including third party costs and expenses and reasonable attorneys’ and accountants’ fees) incurred by such Person in connection with the cooperation or any actions contemplated by this Section 5.2(b) (other than costs and expenses incurred in the preparation of the historical financial statements included in the Required Information) and the foregoing obligations to reimburse shall survive the termination of this Agreement. Buyer shall indemnify, defend and hold harmless the Sellers and the Purchased Companies, the Consolidated Group Entities, their respective Affiliates and their respective directors, officers, employees, Representatives and advisors from and against any and all Losses actually suffered or incurred by any of them, to the extent arising out of, resulting from or otherwise in respect of, any action taken (or omitted to be taken) by such Person at the request of Buyer pursuant to this Section 5.2(b) or in connection with the arrangement of the Financing or any information utilized in connection therewith except in the event such Losses arose out of or result from the willful misconduct of any such Seller, Purchased Company, or any of their Affiliates or any of their respective officers, employees, representatives and/or advisors and the foregoing obligations to indemnify shall survive the termination of this Agreement. The parties hereto acknowledge that, notwithstanding anything to the contrary contained herein, CLS BV is bound by the provisions of section 207c of book 2 of the Dutch civil code. Such provisions are of mandatory law and restrict the ability of CLS BV to provide financial assistance for the acquisition by the Buyer of shares in CLS BV.
     (c) Each Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to obtain and to cooperate in obtaining any Regulatory Approvals and Non-Governmental Consents required in connection with the execution, delivery or performance of this Agreement or any Ancillary Agreement and any Regulatory Approvals and Non-Governmental Consents required to preserve post-Closing any material license, registration, permit or quota allocation currently held by any Purchased Company under any Law or Governmental Authorization. The parties agree to cause to be made all appropriate filings or applications under the HSR Act and any other Competition/Investment Law as promptly as practicable following the date of this Agreement (and, in the case of the HSR Act, no later than November 5, 2010) and to diligently pursue termination of the waiting periods under the HSR Act or any other Competition/Investment Law

(including responding to any requests for additional information as promptly as practicable). Each party shall use its reasonable best efforts to cooperate with the other party, and to provide such other assistance as may be reasonably required or requested in connection with such other party’s efforts to obtain any Non-Governmental Consents as are required in connection with the consummation of the transactions contemplated hereby. Except as otherwise set forth in this Agreement, the Sellers shall be responsible for all costs and fees payable to the other parties to Contracts in connection with obtaining any Seller Non-Governmental Consents.
     (d) Subject to the terms and conditions set forth in this Agreement, Buyer and each Seller shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and the Ancillary Agreements and applicable Law to satisfy the conditions to Closing, and to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable.
     (e) Subject to the terms and conditions set forth in this Agreement, Buyer and Sellers each shall, upon request by the other and subject to appropriate confidentiality restrictions, furnish the other with all material documentation concerning the Sellers, the Purchased Companies or Buyer and such other matters as may be necessary or reasonably advisable in connection with any notices, reports, statements, applications or other filings made by or on behalf of Buyer, any Seller or any of their respective Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such documentation furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information.
     (f) Subject to applicable Law or as prohibited by any Governmental Entity, Buyer and each Seller each shall keep the other reasonably apprised of the status of matters relating to consummation of the transactions contemplated hereby, including (i) promptly notifying the other of any facts, circumstances or other reason that would be reasonably expected to prevent the receipt of any Regulatory Approvals or the Non-Governmental Consents for the timely consummation of transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) promptly furnishing the other with copies of material notices or other communications received by Buyer or any Seller, as the case may be, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements; provided that any such notices furnished by the parties to one another may be redacted to the extent necessary, either to comply with applicable Law or to protect the confidentiality of information. Each of the Seller and Buyer shall use its commercially reasonable efforts, to the extent practicable, to permit representatives or agents of the other party to participate in any meeting with any Governmental Entity with respect to any material filings, investigation or other inquiry relating to the transactions contemplated hereby.

     (g) As soon as practicable after the Closing Date, Buyer shall, and shall cause each Purchased Company to, prepare and file all notices, reports, statements, applications and other filings as required by applicable Law or any Governmental Entity or as otherwise customary or advisable under applicable Law as a result of the consummation on the Closing Date of the transactions contemplated hereby.
     (h) Subject to applicable Law and except as required by any Governmental Entity, neither Buyer nor any of its Affiliates, nor any Seller nor any of its Affiliates, shall knowingly take any action that would be reasonably expected to prevent or materially delay the receipt of any Regulatory Approvals or Non-Governmental Consents, in each case, to the extent necessary for the timely consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.
     Section 5.3 Interim Operation Covenants of Sellers. Except (A) as required by applicable Law, (B) as otherwise specifically required by or described in this Agreement or any Ancillary Agreement, (C) as Buyer may consent (which consent may not unreasonably be withheld, conditioned or delayed in respect of clauses (a) and (b)(i), (ii), (iii), (vii)(B), (viii), (ix), (x), (xi), (xiii), (xiv), (xv) and (xvi) below), (D) for repayments, redemptions or repurchases of Senior Notes or obligations under the Senior Secured Credit Facilities, and sending or delivering notices or documents to effect any of the foregoing, (E) the direct or indirect transfer, assignment, conveyance or contribution of 2239009 Ontario Limited from Bumble Bee Foods, L.P. to CLS BV or one of its Subsidiaries or (F) as set forth in Schedule 5.3, during the period from the date hereof until the Closing Date:
     (a) Sellers shall cause the Purchased Companies to conduct their business in the ordinary course of business consistent with past practices and to use commercially reasonable efforts to maintain intact the Purchased Companies’ relationships with their material customers and suppliers to the extent that the Purchased Companies determine in their reasonable judgment that maintaining such relationships is beneficial to their business.
     (b) Sellers shall not permit any Purchased Company to:
     (i) implement or adopt any material change in the accounting principles, practices or methods of any Purchased Company, other than as may be required by Law or applicable accounting requirements, or materially change its policies regarding the collection of accounts receivable or payment of accounts payable except to the extent required by Law or applicable accounting requirements, including with respect to timing and amount, or revalue in any material respect any of any Purchased Company’s assets, including writing down the value of inventory or writing-off notes or accounts receivable except to the extent required by Law or applicable accounting requirements;
     (ii) terminate, enter into, establish, adopt, amend, modify, or make new grants or awards under, any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, with respect to any Employee, take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans, other than, in any such case, (x) in the case of new hires in the ordinary course of business of the applicable Purchased Company, consistent with past practice or (y) as required by any agreement or Benefit Plan or Employment Agreement in effect as of the date of this Agreement;
     (iii) increase the compensation or fringe benefits or grant any severance or termination pay to any Employee except (w) severance payments in the ordinary course of business to Employees other than officers, (x) for non-material increases in compensation or benefits to Employees (other than directors or officers) in the ordinary course of business consistent with past practice, (y) as required pursuant to an existing Employment Agreement, Benefit Plan or other employment or severance agreement or policy or (z) as required pursuant to applicable Law;
     (iv) amend its Organizational Documents;
     (v) issue, sell, transfer, pledge, dispose of or encumber or enter into any Contract for the issuance, sale, transfer, disposal or encumbrance of any shares or additional shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than any such shares, equity interests, options, warrants, convertible securities or other rights that are outstanding on the date hereof or that are issued, sold, transferred, pledged or disposed of to or encumbered in favor any Purchased Company;
     (vi) adjust, split, subdivide, combine, redeem, reclassify, purchase or otherwise acquire, directly or indirectly, any shares of its own capital stock or equity interests, or pay any dividends, or issue any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than any such transaction or event involving solely one or more of the Purchased Companies or the Sellers;
     (vii) (A) create, incur, assume, or guarantee any Indebtedness to the extent such Indebtedness does not constitute a current liability for purposes of the calculation of Net Working Capital, excluding (i) any (x) such Indebtedness that will be paid on or prior to the Closing Date, (y) Indebtedness arising out of hedging, swaps or similar arrangements entered in the ordinary course of business and consistent with past practice and in an amount not to exceed $2,000,000 and (z) other Indebtedness in an amount not to exceed $1,000,000, and (ii) Indebtedness under the Senior Notes Indenture or Senior Secured Credit Facilities, or (B) engage in any Affiliated Transaction, waive any Litigation, claim or right against, cancel any debt or obligation of, make any payments to or on behalf of, or assume, incur or waive or settle any liabilities or obligations for the benefit of, any Affiliate of any Purchased Company or any of the Sellers or any individual in such Affiliate’s immediate family (in each case, other than (x) any matter described on Schedule 3.17(a) or (y) in the case of any officer or director of any Purchased Company or any Seller, any payments in respect of ordinary compensation (consistent with past practices) or indemnification obligations);
     (viii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return other than with respect to a claim for refund of less than US$50,000, enter into any closing agreement, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries other than the 2008 Audit, with respect to which the Sellers shall not permit any closing agreement, settlement or compromise without prior notice to Buyer and, if such closing agreement, settlement or compromise would have an adverse effect on Buyer or its Affiliates, Buyer’s prior written consent not to be unreasonably withheld, conditioned or delayed, surrender any right to claim a refund of more than US$50,000 of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of a material amount of any Tax;
     (ix) subject any Purchased Company’s properties, rights or assets, other than properties, rights and assets with value in the aggregate of less than $500,000, to any Lien, and except for Permitted Liens;
     (x) make any loans or advances to, or guarantees for the benefit of, or capital contributions to, or investments in, any Persons other than any Purchased Company or Kent Warehouse and Labeling, LLC, Bumble Bee Asia, Ltd. and Sea Value Company Limited (to the extent required by Contracts as they exist on the date hereof), except for any of the foregoing in respect of workers’ compensation claims, health, disability or other employee benefits; property casualty or liability insurance; take-or-pay obligations in supply arrangements; self-insurance obligations; performance, bid, surety, custom, utility and advance payment bonds or performance and completion guaranties (in each case to the extent entered into in the ordinary course of business and for which no obligations are then owing or outstanding);
     (xi) cancel any material debts owed to or claims held by any Purchased Company or pay, settle, discharge or compromise any material Litigation, liabilities or rights having a value in excess of $250,000 individually or $500,000 in the aggregate;
     (xii) merge, consolidate, enter into or consummate any transaction involving the acquisition of any business, product lines, business units, business operations, equity interests, rights, assets or other properties of any other Person, other than the acquisition or purchase of any raw materials, supplies, goods or services in the ordinary course of business;

     (xiii) Transfer any of its tangible assets, other than sales of assets with value in the aggregate of less than $1,000,000 and sales of inventory and licenses in the ordinary course of business consistent with past practice;
     (xiv) sell, assign, transfer, lease, mortgage, subject to a Lien, license, let lapse, abandon, cancel or other otherwise dispose of any material Intellectual Property Rights owned or used by any Purchased Company, except in the ordinary course of business consistent with past practice, or allow any material Intellectual Property Rights to expire or lapse except in the ordinary course of business consistent with past practice, subject in each case to Permitted Liens;
     (xv) enter into, renew or materially amend, fail to renew (in the case of any Contract containing or subject to an evergreen provision), cancel or terminate any Material Contract or contract which if entered into prior to the date hereof would be a Material Contract, except (a) for any failure to renew, cancellation or termination in accordance with the terms of such Material Contract or contract, and (b) in each such case, the entering into, renewing, amending, failing or renew, cancellation or termination of any Material Contract or contract, to the extent done (or failed to be done) in the ordinary course of business consistent with past practice or to the extent required by applicable Law or Governmental Authorization;
     (xvi) commit to make any capital expenditures after Closing in excess of $500,000 individually or $2,000,000 in the aggregate; provided however, that until the Closing, the Purchased Companies shall make capital, marketing and other expenditures materially consistent with the budgets set forth in Schedule 5.3 and any other capital, marketing or other expenditures deemed necessary or advisable by management and otherwise not prohibited by this Agreement;
     (xvii) act upon the express direction of any of the Sellers or any Affiliate of Sellers or Buyer or any Affiliate of Buyer to intentionally and maliciously increase or decrease Net Working Capital at the Closing Date outside the ordinary course of business consistent with past practice (this clause (xvii), the “NWC Covenant”);
     (xviii) effect or permit a “plant closing” or “mass layoff” as those terms are defined in the WARN Act or any similar state or local statute, rule or regulation;
     (xix) adopt a plan or agreement of liquidation, dissolution, restructuring, merger, consolidation, recapitalization, arrangement, amalgamation or other reorganization; or
     (xx) enter into any Contract with respect to any of the foregoing.
     (c) No Seller shall Transfer any of the Transferred Equity Interests, or pledge or grant a security interest in any of the Transferred Equity Interests, other than Limited Transfer Liens.

     Section 5.4 Public Disclosure; Confidentiality.
     (a) Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law or otherwise as may be necessary in connection with the completion of the transactions contemplated by Section 5.6, from and after the date hereof, neither Buyer nor any Seller shall make any press release or similar public announcement or communication relating to this Agreement unless specifically approved in advance by Buyer and CBH, which approval shall not be unreasonably withheld, conditioned or delayed.
     (b) From and after the date of this Agreement, each of Buyer and each Seller shall, and shall cause each of their respective Affiliates to, keep confidential the Ancillary Agreements, the Limited Guarantee and the Commitment Letters, and the transactions contemplated hereby and thereby, and the negotiations relating to this Agreement and the Ancillary Agreements, the Limited Guarantee and the Commitment Letters, and the transactions contemplated hereby (collectively, the “Confidential Information”) except (A) to the extent that any Confidential Information must be disclosed to obtain the Regulatory Approvals or any other required regulatory approvals or consents relating to the transactions contemplated by this Agreement or any Ancillary Agreement, (B) for disclosures otherwise made in satisfaction of any of the obligations under this Agreement, (C) to the extent required by applicable Law, (D) as made public prior to the date of this Agreement by any party, (E) as necessary or appropriate in connection with the Debt Financings, and (F) Buyer and each Seller may disclose such information to such Person’s equityholders or Affiliates, and their respective Representatives.
     (c) If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Buyer shall upon written request from any Seller promptly return to such Seller all Books and Records (including all copies, if any, thereof) furnished or made available by such Seller, or any of the Sellers’ Representatives, and shall not use or disclose the information contained in such Books and Records for any purpose or make such information available to any other Person.
     (d) This Section shall survive the termination of this Agreement and the consummation of the Closing, but shall in no event survive beyond the balance of the term of the Confidentiality Agreement then-remaining following the consummation of the Closing.
     Section 5.5 Pre-Closing Affiliate Transactions. On or prior to the Closing Date, the Sellers shall, and shall cause each of the Purchased Companies and their respective Affiliates to, effect the transactions described in Schedule 5.5.
     Section 5.6 Termination of Indebtedness.
     (a) One or more of the Consolidated Group Entities shall, to the extent permitted by the Senior Notes Indenture, at and substantially simultaneously with Closing (i) furnish to the indenture trustee the officers’ certificate(s) required to be furnished pursuant to Section 3.1 of the Senior Notes Indenture in connection with the optional redemption of all of or the then-

outstanding amount of the Senior Notes pursuant to Section 3.7 of the Senior Notes Indenture (which officers’ certificate(s) shall state, among other things, that the redemption date is not more than 30 days after the date such officers’ certificate(s) is furnished to such indenture trustee (or such longer period as shall be required under the Senior Notes Indenture) (such date of redemption of all of the Senior Notes, the “Senior Notes Redemption Date”)); (ii) send, or caused to be sent, a notice(s) of redemption to each holder of the Senior Notes in accordance with Section 3.3 of the Senior Notes Indenture in connection with such redemption (which notice(s) shall state, among other things, the Senior Notes Redemption Date) and (iii) substantially simultaneously with the Closing, take any other actions reasonably requested by the Buyer to facilitate the satisfaction and discharge of the Senior Notes pursuant to the satisfaction and discharge provisions of the Senior Notes Indenture and the other provisions of the Senior Notes Indenture, including delivering any required documentation to the trustee; provided that prior to any of the Consolidated Group Entities being required to take any of the actions described in clauses (i), (ii) or (iii) above that cannot be conditioned upon the consummation of the Closing, Buyer, at the written direction of the Sellers pursuant to Section 2.3, shall have irrevocably deposited with the trustee under the Senior Notes Indenture sufficient funds or governmental securities to effect such redemption or satisfaction and discharge; provided, further that in no event shall this Section 5.6(a) require the Purchased Companies to take any of the actions described in this Section 5.6(a) unless the Closing shall have occurred and the Buyer shall have caused an amount equal to the Closing Date Senior Notes Obligations to be funded pursuant to Section 2.3. The Sellers shall, and shall cause their Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Buyer in connection with the redemption and satisfaction and discharge of the Senior Notes requested by Buyer; provided, further that in no event shall this Section 5.6(a) require the Purchased Companies to take any of the actions described in this Section 5.6(a) unless the Closing shall have occurred and the Buyer shall have caused an amount equal to the Closing Date Senior Notes Obligations to be funded pursuant to Section 2.3.
     (b) The Sellers shall use commercially reasonable efforts to negotiate payoff letters from the agent banks under the Senior Secured Credit Facilities, in customary form reasonably acceptable to Buyer, with respect to the Closing Date Credit Facility Indebtedness of the Purchased Companies, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations (excluding indemnification obligations not then owing) related to such Closing Date Credit Facility Indebtedness as of the anticipated Closing Date (and daily accrual thereafter) (the “Payoff Amount”) and (ii) state that all liens and all guarantees in connection therewith relating to the assets of the Purchased Companies shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated (it being understood that certain of the actions necessary solely to effect the recordation of the termination of the Special Collateral Liens shall be made after the Closing Date) (the payoff letter described in this sentence being referred to as the “Payoff Letter”). The Payoff Letter may provide that the Payoff Amount solely in respect of the Senior Revolving Facilities may be updated as of no later than the close of business on the Business Day prior to the Closing Date. The Sellers shall deliver a copy of the Payoff Letter, with such variations thereto as such agent banks reasonably require, to Buyer no less than three

Business Days prior to the Closing Date. The Sellers shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, deliver all notices and take all other actions reasonably requested by Buyer to facilitate the termination of commitments under the Senior Secured Credit Facilities, the repayment in full of all obligations (excluding indemnification obligations not then owing) then outstanding thereunder (using funds provided by Buyer at Closing) and the release of all Liens (it being understood that certain of the actions necessary solely to effect the recordation of the termination of the Special Collateral Liens shall be made after the Closing Date) and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Credit Agreement Termination”); provided, that in no event shall this Section 5.6(b) require the Purchased Companies to cause such Credit Agreement Termination unless the Closing shall have occurred and the Buyer shall have caused the Payoff Amount to be funded pursuant to Section 2.3.
     Section 5.7 Directors’ and Officers’ Exculpation; Indemnification.
     (a) Buyer agrees that all rights to indemnification for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors or officers (or persons holding similar positions) of any Consolidated Group Entity or Bumble Bee Foods, L.P. (or any of their respective general partners) currently indemnified by any Purchased Company (collectively, the “Covered Persons”) as provided in any Purchased Company’s respective Organizational Documents, indemnity or indemnification agreements identified on Schedule 5.7 as applicable, shall survive the transactions contemplated by this Agreement or the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing. Without limiting the foregoing, for a period of not less than six (6) years from the Closing, Buyer shall not, and shall not permit any Purchased Company to, amend, modify or terminate any Organizational Document or Contract in any manner that would be inconsistent with this Section 5.7(a).
     (b) To the fullest extent permitted by applicable Law, Buyer shall cause each of the Purchased Companies to honor all of the Purchased Companies’ obligations to indemnify (including any obligations to advance funds for expenses) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing to the extent that such obligations of any of the Purchased Companies exist on the date of this Agreement, whether pursuant to Organizational Documents or indemnity or indemnification agreements identified on Schedule 5.7, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Organizational Documents of any of the Purchased Companies, as the case may be, and such indemnity or indemnification agreements from the Closing until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.
     (c) Each of Buyer, on behalf of itself and its Affiliates (determined after the Closing) and their respective successors, assigns, heirs, legatees and personal representatives, covenants that none of such Persons shall institute any Litigation against any of the current or former officers (other than officers who are also employees of any of the Consolidated Group Entities or

Bumble Bee Foods, L.P.) or directors of any Consolidated Group Entity or Bumble Bee Foods, L.P. (or any of their respective general partners), in their capacities as such, with respect to any Losses or other liabilities, actions or causes of action, judgments, claims and demands of any nature or description (consequential, compensatory, punitive or otherwise) arising from or relating to actions occurring prior to the Closing, whether or not such Person would be entitled to indemnification by the Company under this Section 5.7.
     (d) Prior to Closing, the Purchased Companies shall purchase a six-year extended reporting period endorsement under the existing directors’ and officers’ liability, employment practices liability, and fiduciary liability insurance policies of the Consolidated Group Entities or Bumble Bee Foods, L.P. (or any of their respective general partners) (the “D&O Insurance”), providing that such endorsement shall extend the directors’ and officers’ liability, employment practices liability, and fiduciary liability coverage in force as of the date hereof for a period of six years from the Closing for any claims arising from events which occurred prior to the Closing. On and after the Closing Date, Buyer shall, and shall cause the Purchased Companies to, use reasonable best efforts to (i) upon the request of any Seller, make any claim for coverage under the D&O Insurance and take any action reasonably requested by any of the Sellers to obtain reimbursement for covered losses under any such policies or to otherwise enforce any such policies or any provision thereof, (ii) promptly inform the Sellers of any communication received by Buyer or any Purchased Company thereof from, or given by Buyer or any Purchased Company to, any Person issuing any such insurance policies, (iii) permit the Sellers to review any written communication from any such insurance provider and permit the Sellers to review, before submission, any written communication to such insurance provider, (iv) consult with the Sellers in advance of any meeting or conference with such insurance provider and, to the extent permitted by such insurance provider, give the Sellers the opportunity to attend and participate, and (v) upon any Seller’s request, promptly furnish to such Seller certificates of insurance evidencing such policy.
     (e) Notwithstanding anything to the contrary herein, (i) if any Covered Person is entitled to be reimbursed or indemnified by any Person (including Bumble Bee Foods, L.P., Centre Partners Management LLC or their respective Affiliates) other than the Buyer or any Purchased Company, such Covered Person shall not be required to recover from or be indemnified by, or to seek such recovery or indemnification from, any such other Person prior to or as a condition to being indemnified as described in this Section 5.7; and (ii) in the event that any Person (including Bumble Bee Foods, L.P., Centre Partners Management LLC or their respective Affiliates) other than the Buyer or any Purchased Company is subject to any indemnification, reimbursement or similar liabilities with respect to any Covered Person or otherwise incurs any Losses, in each case with respect to the subject matter of this Section 5.6 (including Losses in respect of contribution), the Buyer shall indemnify each such Person from, against and with respect to any Losses arising out of, resulting from or otherwise in respect of such liabilities or Losses, to the extent such Losses would otherwise be indemnified pursuant to this Section 5.7. During such six-year period, Buyer shall not, and shall not permit any of the Purchased Companies to, cancel, amend, modify or otherwise terminate such D&O Insurance in a manner adverse to Sellers or any of the Covered Persons without the prior written consent of CBH, which shall not be unreasonably withheld, conditioned or delayed.
     (f) The provisions of this Section 5.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person under this Section 5.7 and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 5.7, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If Buyer or its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties, rights and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer shall assume all of the obligations of Buyer set forth in this Section 5.7.
     Section 5.8 Post-Closing Intellectual Property Matters.
     (a) Trademarks and Domain Names. On or before Closing, the Sellers shall transfer to the Purchased Companies all rights to all Trademarks that are the same as or confusingly similar to the marks BUMBLE BEE, CLOVER LEAF, CORAL, SNOW’S, SWEET SUE, BRUNSWICK and BEACH CLIFF. Promptly following the Closing, the Sellers shall, and shall cause Bumble Bee Foods, L.P. and its Subsidiaries to (i) change their legal names and change or cancel as appropriate any trade name or business name registrations, of such Persons to names that will not be the same as, or confusingly similar to, any of the Trademarks of the Purchased Companies, which new names shall be reasonably acceptable to Buyer, and (ii) cease all use of the Trademarks of the Purchased Companies and, without limitation, remove the Trademarks of the Purchased Companies from all stationery, signage, media or other materials used in the ordinary course of business by the Sellers and their Affiliates, excluding the Purchased Companies.
     (b) Covenant Not to Sue. Effective as of the Closing Date, neither the Sellers nor any of their Affiliates other than the Purchased Companies shall bring or threaten to bring any Litigation against Buyer or its Affiliates that alleges that the conduct of the Purchased Companies (including the manufacture, use, offering, distribution or sale of any products of the Purchased Companies), in a manner consistent with the foregoing as of the Closing Date, infringes or misappropriates any Intellectual Property Right owned by the Consolidated Group Entities as of the Closing Date. Buyer and/or its Affiliates may grant the benefits of this covenant to an Affiliate and/or successor or assignee of the Purchased Companies or any portion thereof to any distributor, supplier, customer or end user of the Purchased Companies (but only in connection with the conduct of the Purchased Companies and not for their independent use).
Section 5.9 Non-Solicitation of Employees; Confidentiality.
     (a) For a period of two years from and after the Closing Date, no member of the Seller Group shall, or shall cause the respective Subsidiaries or controlled Affiliates of such member of the Seller Group to, directly or indirectly, (i) solicit or induce any employees of any of the Purchased Companies or any of their respective Subsidiaries identified on Schedule 5.9(a) (the “Covered Employees”) to terminate his or her employment with a Purchased Company; (ii) solicit the employment of any Covered Employee; or (iii) hire or engage, as an officer, employee, consultant, independent contractor or otherwise, any Covered Employee, in each case without the prior written consent of Buyer. Nothing in this Section 5.9(a) shall prohibit any of the foregoing activities with respect to any Covered Employee who has been terminated by a Purchased Company or who has not been employed by the Purchased Company during the three months preceding any of such action by any member of the Seller Group or after such individual’s resignation if no member of the Seller Group has induced or attempted to induce such individual to leave the employ of such entity at any time prior to such termination or resignation, and provided, further, that nothing in this Section 5.9(a) shall prohibit any member of the Seller Group from engaging in general solicitations of employment to the public, general advertising or the use of an independent employment agency or search firm whose efforts are not specifically directed at any Covered Employee.
     (b) For a period two years from and after the Closing, the Sellers shall, and shall cause each of their Affiliates to, keep confidential, proprietary nonpublic information of the Purchased Companies except (A) to the extent that any such information must be disclosed to obtain the Regulatory Approvals or any other required regulatory approvals or consents relating to the transactions contemplated by this Agreement or any Ancillary Agreement, (B) for disclosures otherwise made in satisfaction of any of the obligations under this Agreement, (C) to the extent required by applicable Law or in connection with any Litigation or (D) as made public or otherwise publicly available except as a result of a breach of this provision. Notwithstanding anything herein to the contrary, (x) nothing herein shall restrict Sellers or its Affiliates from disclosing their investment in, or information with respect to the performance of, their investment in the Purchased Companies; and (y) Buyer and each Seller may disclose such information to such Person and equityholders or Affiliates, and their respective Representatives
     Section 5.10 Insurance Policies. Prior to the Closing Date, the Sellers shall use commercially reasonable efforts to assign and transfer to a Purchased Company mutually agreed with Buyer, all Insurance Policies not currently held in the name of a Purchased Company, such that the business or assets of the Purchased Companies shall, as of and following the Closing, remain covered under such Insurance Policies; provided, that, the Buyer shall promptly provide any and all information reasonably requested by any of the Sellers, their respective Affiliates or any insurance carrier or broker (and such carrier or broker representatives) in connection with the proposed assignment and transfer of such Insurance Policies. In the event that, notwithstanding such efforts, the Sellers are unable to assign and transfer any such Insurance Policies to the Purchased Companies, the parties will use their commercially reasonable efforts to structure and agree to alternative arrangements to ensure that the Purchased Companies continue to have the benefits of such insurance coverage on and after the Closing Date and to put them as closely as reasonably possible in the position the Purchased Companies would be in had the Insurance Policies been assigned to Purchased Companies prior to the Closing Date.

Section 5.11 Casualty. If, between the date hereof and the Closing Date, there shall occur any physical damage to or destruction of, or theft of similar loss of, any of the non-current assets of any of the Purchased Companies (a “Casualty Loss”), then the Sellers shall use all commercially reasonable efforts to collect amounts due (if any) under insurance policies or programs in respect of any Casualty Loss. The amount of any insurance proceeds shall not be included for any purposes in the calculation of any Net Working Capital purchase price adjustments pursuant to Article II of this Agreement.
Section 5.12 Blacks Harbour Loan. Following the Closing, in respect of the amount of the Blacks Harbour forgivable loan that is included in Closing Date Indebtedness (the “Blacks Harbour Loan”), when and to the extent the Blacks Harbour Loan is forgiven by the lender thereof, the Buyer will promptly after the date of forgiveness cause the applicable Purchased Company relieved of such payment obligation, to remit in cash to CBH (on behalf of the Sellers) an amount equal to the amount of the Blacks Harbour Loan so forgiven.
ARTICLE VI
EMPLOYMENT MATTERS
     Section 6.1 Employee Benefits.
     (a) From and after, and for a period of six months following the Closing Date (the “Continuation Period”), Buyer shall maintain, and shall cause each Purchased Company or its Affiliates, as applicable, to maintain, the terms and conditions of employment of each of the Employees on terms and conditions that substantially similar in the aggregate as compared to the terms and conditions of employment of the Employees provided by any of the Consolidated Group Entities immediately prior to the Closing Date, including terms relating to salary, annual bonuses, seniority, post-retirement and severance benefits, medical benefits, fringe benefits, work location and position, but excluding equity incentive compensation. In addition, and without limiting the immediately preceding sentence, during the Continuation Period, Buyer shall offer, or shall cause the Purchased Companies to offer, each Employee participation in either the Benefit Plans, or employee benefit plans, agreements, programs, policies and arrangements of Buyer or its Affiliates (the “Buyer Plans”), other than to the extent such participation would result in duplication of benefits. If the Employees participate in the Buyer Plans, Buyer shall, or shall cause its Affiliates or the Purchased Companies to, take all reasonable steps to (i) provide coverage for Employees under its medical, dental and health plans without interruption of coverage; (ii) cause there to be waived any pre-existing condition, actively at work requirements and waiting periods; and (iii) cause such plans to honor any expenses incurred by the Employees and their beneficiaries under similar plans of the Purchased Companies during the portion of the calendar year in which the Closing Date occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. With respect to any Employees who are included in any Collective Bargaining Agreement, on the Closing Date, Buyer shall cause the Purchased Companies to continue to honor the terms of such

Collective Bargaining Agreement in accordance with their terms and applicable Law. Nothing herein shall prevent the Buyer, its Affiliates or the Purchased Companies from terminating the employment of any Employee during the Continuation Period in compliance with applicable Law and the applicable provisions of Sections 6.1(b) and 6.1(c).
     (b) Notwithstanding anything to the contrary in this Agreement, during the Continuation Period, Buyer shall cause the Purchased Companies to maintain, assume and continue to provide the severance pay or redundancy pay practice for the benefit of each Employee that is substantially similar to the severance pay or redundancy pay practice provided by the Consolidated Group Entities in respect of the Employees, as the case may be, as of the date hereof, which are set forth in Schedule 6.1(b).
     (c) In addition, Buyer and the Purchased Companies shall assume all liabilities of the Sellers and their respective Affiliates under all Employment Agreements, including any liability to provide severance under the terms of such Employment Agreements with respect to the termination of the employment of any Employee who is party to or otherwise covered by an Employment Agreement.
     Section 6.2 Welfare Benefits. From and after the Closing Date, Buyer and its Affiliates (including the Purchased Companies) shall be responsible, as applicable, for all expenses and benefits with respect to claims of Employees and/or their covered dependents that are unpaid as of the Closing Date.
     Section 6.3 Credit for Service and Benefit Accrual. Upon and after the Closing, Buyer shall, and shall cause each Purchased Company to, give each Employee credit for all service with the respective Purchased Companies, to the same extent as such service was credited for such purpose by the Consolidated Group Entities and/or their Affiliates, under each Buyer Plan in which such Employees are eligible to participate for purposes of eligibility and vesting; provided, however, that such service shall not be credited for purposes of benefit accrual under any defined benefit pension plan or to the extent that it would result in a duplication of benefits.
     Section 6.4 Section 280G. Prior to Closing, to the extent applicable to a Purchased Company (and to the extent that any necessary employee waivers are obtained), such Purchased Company and Sellers shall use their reasonable best efforts to take all actions necessary to comply with the shareholder vote requirements needed to avail itself of the exemption contained in Section 280G(b)(5) of the Code and the applicable regulations promulgated thereunder (the “280G Shareholder Vote”) and shall use its commercially reasonable efforts to cause its “disqualified individuals” within the meaning of Section 280G of the Code and the regulations thereunder to waive any payments in respect to the transactions contemplated by this Agreement that would not be deductible pursuant to Section 280G of the Code if the 280G Shareholder Vote fails the requisite approval. If the 280G Shareholder Vote fails to achieve the requisite approval in respect of any disqualified individual, the applicable Purchased Companies shall provide to the Buyer the name of such executives and amounts waived, and no amount so waived shall be paid to any such executive.

     Section 6.5 [Intentionally Omitted].
     Section 6.6 No Amendment. Notwithstanding any other provision of this Agreement, nothing contained in this Article VI shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, or otherwise limit the right of the Sellers, Buyer or their respective Affiliates, to amend, modify or terminate any such employee benefit plan or (ii) give any third party any right to enforce the provisions of this Article VI.
Section 6.7 Blacks Harbor Collective Agreement; Labor Matters. During the period between the date of this Agreement and the Closing Date, to the extent reasonably requested by Buyer, Sellers shall, and shall cause their respective Subsidiaries to, consult with Buyer regarding the status of negotiations of the Collective Bargaining Agreement between Connors Bros. Clover Leaf Seafoods Company and the Charlotte Seafood Employees Association, or the renewal or amendment of such Collective Bargaining Agreement. For the avoidance of doubt, such consultation described in the preceding sentence shall in no way be deemed to require a consent of the Buyer to any actions in connection with such negotiations or resolution thereof. During the period between the date of this Agreement and the Closing Date, Sellers shall, and shall cause their respective Subsidiaries to, advise Buyer promptly of (i) any material change or event in connection with such negotiations and (ii) any material facts or circumstances relating to any pending labor dispute, strike, work stoppage or lockout in respect of any Purchased Company’s Employees in connection with such negotiations.
ARTICLE VII
TAX MATTERS
     Section 7.1 Tax Returns.
     (a) The Sellers shall file or cause to be filed when due all Tax Returns that are required to be filed on or before the Closing Date by or with respect to the Purchased Companies and any Tax Return required to be filed by Cooperatief as parent of the consolidated tax group (fiscale eenheid) for Dutch corporation Tax purposes with respect to any period during which CLS BV formed part of such consolidated Tax group (a “Seller Dutch Consolidated Return”) and shall pay any Taxes due with respect to such Tax Returns, and Buyer shall file or cause to be filed when due all Tax Returns (other than any Seller Dutch Consolidated Return) that are required to be filed by or with respect to the Purchased Companies after the Closing Date for any taxable period (or portion thereof) beginning before and ending after the Closing Date) and shall remit any Taxes due with respect to such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with past practices and applicable Law.
     (b) Except as required by applicable Law, Buyer shall not on or before the Final Survival Date, without the prior written consent of CBH, which consent shall not be unreasonably withheld, conditioned or delayed: (i) amend, or request or permit the amendment of a Tax Return with respect to the Purchased Companies filed or required to be filed by the Sellers, (ii) apply to any Taxing Authority for any binding or non-binding opinion, ruling or other determination which could result in an indemnification obligation by Sellers under this Agreement in relation to any act, matter or transaction covered by any such Tax Returns or to any act, matter or transaction occurring on or before the Closing Date with respect to the Purchased Companies; or (iii) furnish to any Taxing Authority any information (in writing or otherwise) which could result in an indemnification obligation by Sellers under this Agreement in relation to any such Tax Returns or to any act, matter or transaction occurring on or before the Closing Date with respect to the Purchased Companies.
     Section 7.2 Transfer Taxes. All local, foreign or other excise, sales, use, value added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the execution of this Agreement or the Ancillary Agreements, together with any inflation adjustment, interest, additions or penalties with respect thereto and any inflation adjustment or interest with respect to such additions or penalties (“Transfer Taxes”), shall be borne by Buyer. Any Tax Returns that must be filed in connection with such Transfer Taxes shall be prepared by the party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party will use its commercially reasonable efforts to provide such Tax Returns to the other party at least ten Business Days prior to the date such Tax Returns are due to be filed. Such Tax Returns shall be prepared consistent with the allocation of the Purchase Price pursuant to Section 7.5. Buyer and the Sellers shall cooperate in the timely completion and filing of all such Tax Returns. Any such Transfer Taxes resulting from any subsequent increase in the Purchase Price shall be borne in accordance with the provisions of this Section.
     Section 7.3 Contest Provisions.
     (a) Each of Buyer and the Sellers shall promptly notify the other upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder.
     (b) The Sellers shall be entitled to participate at their expense in the defense of and, at their option, take control of the complete defense of, any Tax audit or administrative or court proceeding relating to Taxes for which they may be solely liable hereunder including any settlement or other disposition thereof, and to employ counsel of their choice at their expense; provided, however, that in controlling the conduct of such audit or assessment, the Sellers shall: (i) keep Buyer fully informed regarding the status and progress of such audit or assessment; and (ii) provide to Buyer drafts of any material correspondence to any Taxing Authority and consider in good faith any comments of Buyer (or its advisors) on the correspondence. Buyer shall be permitted, at its expense, to participate fully in any such audit or assessment. Buyer shall, at the cost of the Sellers, procure all assistance the Sellers may reasonably require in relation to any action taken with respect to such audit or assessment; Buyer shall, at the cost of the Sellers, procure that the Sellers are authorized to take such action on behalf and in the name of the Purchased Companies as any Seller may reasonably request with respect to such audit or assessment, including responding (in writing or otherwise) to any audit inquiry from any Taxing Authority, attending and conducting interviews, meetings, discussions and negotiations with any Taxing Authority, negotiating and concluding compromises, agreements and settlements with any Taxing Authority, lodging requests for ruling, opinions or determinations with any Taxing Authority or lodging or instituting objections, applications, appeals and other litigations with any Taxing Authority, tribunal or court.
     (c) The Sellers and Buyer shall jointly control the defense of any Tax audit or administrative court proceeding relating to Taxes for which both may be liable or both may be entitled to benefits hereunder including any settlement or other disposition thereof, and to employ counsel of their choice at their expense. No party may agree to settle any claim for Taxes for which the other may be liable or may be entitled to benefits hereunder without the prior consent of such other party, which consent shall not be unreasonably withheld, conditioned or delayed.
     (d) Buyer shall control the defense of any other Tax audit or administrative court proceedings relating to Taxes of the Purchased Companies not described in paragraphs (b) and (c) above and the Sellers shall have no right to participate in the conduct of any such proceeding.
     (e) No party may agree to settle any claim for Taxes for which the other may be liable hereunder without the prior consent of such other party, which consent shall not be unreasonably withheld, conditioned or delayed.
     Section 7.4 Buyer’s Claiming, Receiving or Using of Refunds and Overpayments.
     As soon as possible following the end of the taxable year that began on January 1, 2010 for the U.S. federal consolidated group of which Stinson is the parent (the “Stinson Group”), and, to the extent permitted by applicable Law, in no event later than the later of (i) January 7, 2011 or (ii) the two (2) Business Days following the first date permitted by applicable Law, Buyer shall cause the Stinson Group to file IRS Form 4466 claiming a refund of all estimated Taxes paid in 2010 (and any forms for state Tax refunds that will permit the refund of state income estimated Taxes paid in 2010). No later than two (2) Business Days after the Company management has, in the ordinary course of business and consistent with past practice, determined the Estimated Tax Liability in respect of any Tax year for which a refund of such estimated Taxes has been received (or two (2) Business Days after the claim for such refund or application of such refund against other liabilities for Tax has been filed, if later), Buyer shall cause to be delivered to the Sellers a statement setting forth such Estimated Tax Liability, together with the calculation thereof and any other information related thereto as reasonably requested by Sellers, for Sellers’ review and written comment. In the event that Buyer and Sellers are unable to resolve any disagreements with respect to such Estimated Tax Liability within ten (10) Business Days after Sellers’ receipt, Buyer and the Sellers shall promptly submit such remaining disagreements to the Neutral Arbitrator for resolution. The decision of the Neutral Arbitrator shall be final and binding on the parties. All costs and expenses of the Neutral Arbitrator relating to such calculation shall be borne equally by Buyer, on the one hand, and the Sellers, on the other; provided, however, that if the Neutral Arbitrator determines that the position asserted by one of the parties in such dispute is substantially in error, then all such costs and expenses shall be borne by the party so determined to be in error. No later than the later of two (2) Business Days after (x) the final determination of such Estimated Tax Liability pursuant to the foregoing or (y) the Refund Receipt Date in respect of such refund, Buyer shall cause to be paid to Sellers an amount equal to (i) such refund of estimated Taxes actually received or the amount of such refund offset against Taxes otherwise payable minus (ii) such Estimated Tax Liability; provided that if such Estimated Tax Liability is less than zero then Buyer shall pay an amount equal to such refund of estimated Taxes actually received or the amount of such refund offset against Taxes otherwise payable. If the Refund Receipt Date in respect of such refund occurs before the date described in clause (x) of the foregoing sentence, the amount of any such refund actually received or the amount of such refund offset against Taxes otherwise payable shall be deposited in the Escrow Account, and the parties shall direct the Escrow Agent to release such funds, and any earnings thereon, in accordance with the foregoing sentence. For purposes of the foregoing, the “Estimated Tax Liability” in respect of a taxable year means the Tax liability in respect of such taxable year as such Tax liability is expected to be reported on the Tax Return in respect of such taxable year. The “Refund Receipt Date” in respect of a refund means the date on which such refund is actually received or, if such refund is credited against Taxes otherwise payable, the date on which such Taxes would otherwise be due and payable. The parties will report any deductions in respect of the Closing Date U.S. Compensatory Payments on the Tax Return in respect of the taxable year that began on January 1, 2010 for the Stinson Group.
     Section 7.5 Determination and Allocation of the Purchase Price. Buyer and the Sellers agree to determine the amount of and allocate the total Purchase Price transferred by Buyer to the Sellers or their Affiliates pursuant to this Agreement in accordance with this Section 7.5. An amount of the Purchase Price equal to the amount of outstanding principal and outstanding interest as of the Closing on the Existing Note shall be allocated to the Existing Note, and the balance of the Purchase Price shall be allocated to the Transferred Equity. The Purchase Price shall be further allocated between the Stinson Equity Interests and the BV Equity Interests, and further among the assets of CLS BV as otherwise required for U.S. federal income tax purposes in accordance with an allocation schedule prepared by Sellers in accordance with Section 1060 of the Code and the Treasury Regulations thereunder, to be provided by Sellers to Buyer within 90 days after the Closing Date (the “Allocation Schedule”), which such Allocation Schedule shall be prepared in a manner consistent with the principles or amounts set forth on Schedule 7.5. The Buyer may dispute the allocations set forth in the Allocation Schedule (in the case of the allocations among the assets of CLS BV only to the extent such allocations are unreasonable), which objections shall be made by delivery of a written notice to Sellers within thirty (30) days following the receipt by Buyer of the Allocation Schedule setting forth, in detail, the basis for such dispute. If such a written notice is timely delivered to Sellers, then Sellers and Buyer shall negotiate in good faith to resolve their disagreements with respect to the Allocation Schedule. Any such resolution shall be final and binding on the parties. In the event that Buyer and the Sellers are unable to resolve all such disagreements within fifteen (15) days after Buyer’s receipt of such written notice, Buyer and the Sellers shall promptly submit such remaining disagreements to the Neutral Arbitrator for resolution. The decision of the Neutral Arbitrator shall be final and binding on the parties. All costs and expenses of the Neutral Arbitrator relating to the disputed allocations shall be borne equally by Buyer, on the one hand, and the Sellers, on the other; provided, however, that if the Neutral Arbitrator determines that the position asserted by one of the parties in such dispute is substantially in error, then all such costs and expenses shall be borne by the party so determined to be in error. The determination and allocation of the Purchase Price derived pursuant to this Section shall be binding on the Sellers and Buyer for all Tax reporting purposes (including, but not limited to IRS Form 8594). To the extent that the Purchase Price is adjusted after the Closing Date, Buyer and the Sellers agree to revise and amend the Allocation Schedule and such forms.
     Section 7.6 Assistance and Cooperation. Following the Closing Date, each of Buyer and the Sellers shall cooperate fully in preparing any Tax Returns with respect to the Purchased Companies and in preparing for any audits of, inquiries by, or disputes with any Taxing Authorities regarding, any applicable Tax Returns with respect to the Purchased Companies and payments in respect thereof, including (a) providing timely notice to the other of any pending or proposed audits or assessments with respect to Taxes for which such other party or any of its Affiliates may have a liability under this Agreement or the Ancillary Agreements, (b) furnishing the other with copies of all relevant correspondence received from any Taxing Authority (whether before, on, or after the Closing Date) in connection with any audit or information request with respect to any Taxes referred to in clause (a) of this Section and (c) making available to the other party during normal business hours, all Books and Records, Tax Returns or portions thereof (together with related paperwork and documents relating to rulings or other determinations by Taxing Authorities), proof of payment of Taxes, documents, files, officers or employees (without substantial interruption of employment) or other relevant information necessary or useful for such purposes, in each case, whether or not in existence as of the Closing Date.
     Section 7.7 Maintenance of Buyer’s Books and Records. Until the applicable statute of limitations (including periods of waiver) has run for any Tax Returns filed or required to be filed with respect to the Purchased Companies covering the periods up to and including the Closing Date, Buyer shall, and shall cause its Affiliates to, retain or cause to be retained all Books and Records in existence on the Closing Date and, following the Closing Date, shall provide the Sellers access to such Books and Records in respect of such Tax Returns for inspection and, with the Buyer’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed, copying by the Sellers and their Affiliates, or their agents upon reasonable request and upon reasonable notice. Cooperatief may retain copies of Books and Records of CLS BV for purposes of filing Seller Dutch Consolidated Returns. After the expiration of such period, no Books and Records shall be destroyed by Buyer without first advising the Sellers in writing and giving the Sellers a reasonable opportunity to obtain possession thereof, with any costs of transferring the Books and Records to be paid by the Sellers.
     Section 7.8 Adjustment to Purchase Price. Any payment by Buyer or any of the Sellers, as the case may be, pursuant to Section 2.9 and any indemnification payment made pursuant to this Agreement will be treated as an adjustment to the Purchase Price.

     Section 7.9 Limitation on Recovery. Notwithstanding anything to the contrary herein, Buyer’s sole and exclusive remedy to receive payments of any amounts to which Buyer shall be entitled pursuant to this Article VII hereof, if any, shall in no event exceed the amount of, and shall be recoverable solely from, the Escrow Fund. In the event that the Escrow Fund is insufficient to pay Buyer any amounts owed to Buyer pursuant to this Article VII, Buyer shall not be entitled to collect any remaining amounts not satisfied from the Escrow Fund from, and none of the Sellers or any of their respective Affiliates, nor any other Person, shall have any liability for any such deficiency.
     Section 7.10 Tax Sharing Agreements. Other than to the extent contained in the 2008 Agreement and/or the Assignment Agreement, the Sellers shall cause all tax allocation agreements or tax sharing agreements with respect to each of the Purchased Companies to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to any of the Purchased Companies on and after the Closing Date and that there shall be no further liabilities or obligations imposed on any of the Purchased Companies under any such agreements.
     Section 7.11 Sales Tax Exemption Certificates. Prior to the Closing, the Sellers shall request in writing valid resale exemption certificates from (i) each customer (other than a customer that is a Governmental Entity which is exempt from sales tax registration) of the Purchased Companies located in Hawaii that purchased $100,000 or more worth of products from the Purchased Companies in fiscal year 2009 (other than any such customer for which such certificate is already in the possession of a Purchased Company) and (ii) each of the twenty largest customers (or such lesser number, determined by excluding any customer that purchased less than $100,000 of products) of the Purchased Companies (determined by reference to aggregate purchases in fiscal year 2009) in each of Illinois, North Carolina, Tennessee and Virginia (other than any such customer for which such certificate is already in the possession of a Purchased Company).
ARTICLE VIII
CONDITIONS TO CLOSING
Section 8.1 Conditions to Mutual Obligations. The respective obligations of Buyer and the Sellers to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:
     (a) HSR Act. All applicable waiting periods (including any extensions thereof) under the HSR Act shall have expired or been terminated.
     (b) No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that prohibits or makes illegal the consummation of the transactions contemplated by Article II and such statute, rule, regulation, judgment, decree, injunction or other order is in effect.

     (c) Escrow Agreement. Buyer and CBH shall have received the Escrow Agreement, duly executed by the Escrow Agent.
Section 8.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of the Sellers set forth in Article III of this Agreement (without giving effect to any “material”, “materiality”, or “Material Adverse Effect” qualification on such representations and warranties) shall be true and correct as of the Closing Date as though made as of the Closing Date, except that representations and warranties that are made as of a specific date need be true and correct only as of such date and except for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a Material Adverse Effect or a material adverse effect on a Seller’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby; provided, however, that the representations set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authorizations), Section 3.3 (Binding Effect), Section 3.6(b) (Transferred Equity Interests), Section 3.6(c) (Capitalization; Ownership of Equity Interests) and Section 3.6(d) (Agreements with Respect to Equity Interests) shall be true and correct as of the Closing Date as though made as of the Closing Date.
     (b) Performance of Obligations of the Sellers. Each Seller shall have performed or caused to be performed in all material respects all obligations that are required to be performed by it at or prior to the Closing Date.
     (c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect has occurred.
     (d) Officer’s Certificate. Buyer shall have received from CBH a certificate of an authorized senior officer of the general partner of CBH certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.
     (e) Senior Notes Redemption. If any Senior Notes remain outstanding on the Closing Date, then one or more of the Consolidated Group Entities shall have (i) furnished to the indenture trustee the officers’ certificate(s) required to be furnished pursuant to Section 3.1 of the Senior Notes Indenture in connection with the optional redemption of all of the Senior Notes pursuant to Section 3.7 of the Senior Notes Indenture (which officers’ certificate(s) shall state, among other things, that the Senior Notes Redemption Date is not more than 30 days after the date such officers’ certificate(s) is furnished to such indenture trustee (or such longer period as shall be required under the Senior Notes Indenture)); and (ii) sent, or caused to be sent, a notice(s) of redemption to each holder of the Senior Notes in accordance with Section 3.3 of the Senior Notes Indenture in connection with such redemption (which notice(s) shall state, among other things, the Senior Notes Redemption Date).

     (f) Management Agreement. The Purchased Companies and Centre Partners Management LLC shall enter into an agreement pursuant to which the Purchased Companies shall have no further liability or obligations under the Management Agreement from and after the Closing Date (other than with respect to indemnification obligations for events and circumstances occurring or in existence prior to the Closing).
     (g) Deliverables. Buyer shall have received from Sellers the items to be delivered pursuant to Section 2.5.
     (h) Consummation of Pending Transactions. The transactions described in Schedule 5.5 shall have occurred and been completed as contemplated in Schedule 5.5 and otherwise in a manner reasonably satisfactory to Buyer.
     Section 8.3 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing Date, of each of the following conditions:
     (a) Representations and Warranties. The representations and warranties of Buyer set forth in Article IV of this Agreement (without giving effect to any “material”, “materiality”, or “Material Adverse Effect” or knowledge qualification on such representations and warranties) shall be true and correct in all material respects as of the Closing Date as though made as of the Closing Date, except that representations and warranties that are made as of a specific date need be true and correct only as of such date and except for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a material adverse effect on Buyer’s ability to execute, deliver or perform this Agreement or any Ancillary Agreement, or to timely consummate the transactions contemplated hereby or thereby; provided, however, that the representations and warranties of Buyer contained in Section 4.1 (Organization and Qualification), Section 4.2 (Corporate Authorization), and Section 4.3 (Binding Effect) shall be true and correct as of the Closing Date as though made as of the Closing Date.
     (b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations that are required to be performed by it under this Agreement at or prior to the Closing Date.
     (c) Officer’s Certificate. Sellers shall have received from Buyer a certificate of an authorized senior officer of Buyer certifying that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.
     (d) Deliverables. Sellers shall have received from Buyer the items to be delivered pursuant to Section 2.6.

ARTICLE IX
SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES; RELEASES
     Section 9.1 Survival. The representations and warranties of the parties and the covenants and agreements in Section 5.3 will survive the Closing and will remain in full force and effect thereafter until the Final Survival Date. Other than Section 5.3 and the Additional Obligations, the covenants and agreements of the parties that require performance prior to the Closing shall expire at and not survive the Closing. Any claim for indemnity made by an Indemnified Party under Section 9.2 or Section 9.3 in accordance with the terms of this Article IX prior to the expiration of the survival period for the relevant representation, warranty or covenant or agreement will survive beyond such period until such claim is finally and conclusively resolved. The covenants and agreements of the parties that require or contemplate performance after the Closing shall survive indefinitely unless they expressly provide otherwise.
     Section 9.2 Indemnification by Sellers. From and after the Closing, each Seller shall, jointly and severally, indemnify, defend and hold harmless Buyer, its Affiliates, and their respective directors, officers, equityholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacities as such (including all of the Purchased Companies) (the “Buyer Indemnified Parties”), from, against and with respect to any damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, awards, interest, penalties, fees, costs and expenses (including reasonable attorneys’ fees and disbursements) (net of any Tax benefits or detriments actually realized by the applicable parties on or prior to the due date for filing the Tax Return in respect of the taxable period in which such Loss was reported) (collectively, “Losses”) sustained or incurred by any Buyer Indemnified Party arising out of, resulting from or otherwise in respect of (a) the failure of any representation or warranty of any Seller contained in Article III or referenced in the certificate delivered pursuant to Section 8.2(d) (in each case, determined without giving effect to any “material”, “materiality”, or “Material Adverse Effect” qualification in such representations and warranties) to be true and correct as of the Closing Date (except in the case of any representation or warranty that is made as of a specified date, the failure of such representation or warranty to be true and correct as of such date) or (b) any breach (i) of Section 5.3 or (ii) of any covenant or agreement of any Seller or any member of the Seller Group contained in this Agreement or any Ancillary Agreement to which it is a party that is required to be performed by such Seller after the Closing.
     Section 9.3 Indemnification by Buyer. From and after the Closing, Buyer shall indemnify, defend and hold harmless each Seller, its Affiliates, and their respective directors, officers, equityholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacities as such (the “Seller Indemnified Parties” and, collectively with Buyer Indemnified Parties, the “Indemnified Parties”), from, against and with respect to any Losses sustained or incurred by any Seller Indemnified Party arising out of, resulting from or otherwise in respect of (a) the failure of any representation or warranty of Buyer contained in Article IV or referenced in the certificate delivered pursuant to Section 8.3(c) (in each case, determined without giving effect to any “material”, “materiality”, or “Material Adverse Effect” qualification on such representations and warranties) to be true and correct as of the Closing Date (except in the case of any representation or warranty that is made as of a specified date, the failure of such representation or warranty to be true and correct as of such date), (b) any breach of any Additional Obligations or any breach of any covenant or agreement of Buyer contained in this Agreement or any Ancillary Agreement to which it is a party that is required to be performed by Buyer after the Closing or (c) any action taken (or omitted to be taken) by Buyer or any of the Purchased Companies from and after the Closing with respect to the Senior Notes or Senior Notes Indenture.
     Section 9.4 Certain Limits to Indemnification.
     (a) No Seller shall be liable to Buyer Indemnified Parties, nor shall Buyer be liable to any Seller Indemnified Parties, for any Losses with respect to the matters described in Section 9.2 or Section 9.3, respectively, unless a written claim or demand for indemnification with respect to such matters is submitted by the applicable Buyer Indemnified Party or Seller Indemnified Party, on or prior to the Final Survival Date.
     (b) (i) No Seller shall be liable to Buyer Indemnified Parties for any Losses (i) with respect to the matters contained in Section 9.2(a) or clause (i) of Section 9.2(b) (other than in respect of the NWC Covenant) unless such Losses exceed an aggregate amount equal to $5,000,000 (the “Deductible Amount”) and then only for Losses in excess of the Deductible Amount and (ii) in excess of the Cap in the aggregate for all of the Sellers with respect to Section 9.2. Without limiting the generality of the foregoing, any Losses arising out of the same facts and circumstances shall not be entitled to indemnification under Section 9.2(a) or clause (i) of Section 9.2(b) (other than in respect of the NWC Covenant) and shall not be counted toward satisfaction of the Deductible Amount unless they exceed $100,000 in the aggregate.
     (ii) Buyer shall not be liable to Seller Indemnified Parties for any Losses (i) with respect to the matters contained in Section 9.3(a) unless such Losses exceed the Deductible Amount and then only for Losses in excess of the Deductible Amount and (ii) in excess of the Cap in the aggregate for Buyer with respect to Section 9.3. Without limiting the generality of the foregoing, any Losses arising out of the same facts and circumstances shall not be entitled to indemnification under Section 9.3(a) and shall not be counted toward satisfaction of the Deductible Amount unless they exceed $100,000 in the aggregate.
     Section 9.5 Third-Party Claim Indemnification Procedures. Other than in respect of Tax matters, which shall be governed by Article VII:
     (a) In the event that any written claim or demand for which an indemnifying party hereunder (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder, other than those relating to Taxes (which are the subject of Article VII), is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than thirty (30) days following such

Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, a reasonably detailed explanation of the events giving rise to such Third-Party Claim and any other material details pertaining thereto (a “Claim Notice”); provided that the failure to timely give a Claim Notice shall only affect the rights of an Indemnified Party hereunder to the extent such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third-Party Claim or the indemnification obligations are materially increased as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.
     (b) In the event that the Indemnifying Party notifies the Indemnified Party that it elects to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense; provided that if any Seller defends against, negotiates, settles or otherwise handles such Third Party Claim in accordance with this Section 9.5, the attorney’s fees and expenses incurred and paid by any Seller in connection therewith shall reduce (by the amount thereof) the amount recoverable under this Article IX by the Buyer Indemnified Parties and under the Escrow Fund; provided further that such reduction shall not exceed $2,500,000 in the aggregate. If a Seller incurs any such attorney’s fees or expenses in accordance with the preceding sentence, at the request of CBH, each of Buyer and CBH shall instruct the Escrow Agent to pay from the Escrow Fund an amount equal to such attorney’s fees or expenses to the applicable Seller, subject to the $2,500,000 cap described in the immediately preceding sentence. Once the Indemnifying Party has made such election, the Indemnified Party shall have the right to participate in any such defense and to employ separate counsel of its choosing at such Indemnified Party’s expense. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim if the terms of such settlement does not contain a release of the Indemnified Parties or would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party, (ii) a finding or admission of a violation of Law by the Indemnified Party, or (iii) except to the extent within the Deductible Amount, any monetary liability of the Indemnified Party that will not be paid or reimbursed by the Indemnifying Party. Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may reasonably recommend and that by its terms (i) obligates the Indemnifying Party to pay (including any such payment which may deemed to be made as a result of the release of funds from the Escrow Fund) the full amount of Losses in connection with such Third-Party Claim (other than with respect to any Losses (or portion thereof) that the

Indemnifying Party is not required to pay as a result of such Losses being (or portion thereof) within the Deductible Amount), (ii) releases the Indemnified Party in connection with such Third-Party Claim and (iii) otherwise complies with the provisions of this Section 9.5(b), including the prior two sentences hereof.
     (c) The Indemnified Party and the Indemnifying Party shall reasonably cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant Books and Records, and employees. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of Books and Records and information that are reasonably relevant to such Third-Party Claim, and making employees and Representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder. The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.
     Section 9.6 Direct Claim Indemnification Procedures. Other than in respect of Tax matters, which shall be governed by Article VII, each Indemnified Party shall assert any claim on account of any Losses which do not result from a Third-Party Claim (a “Direct Claim”) by giving the Indemnifying Party written notice thereof reasonably promptly (and, in any event, no later than thirty (30) days following the date on which the Indemnified Party determines that it is entitled to make a claim under this Article IX). Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, include copies of all available material written evidence thereof and indicate the estimated amount, if reasonably practicable, of Losses that have been or may be sustained by the Indemnified Party; provided that the failure to timely to give such notice shall only affect the rights of an Indemnified Party hereunder to the extent such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Direct Claim, or the Indemnifying Party’s or the Indemnified Party’s ability to mitigate such Direct Claim.
     Section 9.7 Investigation by Indemnifying Parties. In connection with any claim pursuant to this Article IX (other than in respect of Tax matters, which shall be governed by Article VII):
     (a) The Indemnified Parties shall allow, and shall cause their Affiliates to allow, the Indemnifying Party and its financial, accounting or legal advisers to investigate the fact, matter or circumstance alleged to (or which may) give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim.
     (b) The Indemnified Parties shall disclose to the Indemnifying Party all material of which they are aware which relates to the claim and shall, and shall cause their Affiliates and all of their respective employees and financial, accounting and legal advisors to, provide such information and assistance as the Indemnifying Party or its financial, accounting or legal advisers shall reasonably request, including:
     (i) reasonable access to premises and personnel (including any employee with knowledge relating to the relevant facts, matters or circumstances or who can otherwise reasonably assist the Indemnifying Party); and
     (ii) the right to examine and copy or photograph any relevant assets, accounts, correspondence, documents and records, subject to reasonable accommodation to address confidentiality and attorney-client privilege concerns.
     Section 9.8 Limitations on Liabilities. Notwithstanding anything to the contrary contained in this Agreement:
     (a) No Indemnifying Party shall be liable for any Losses in respect of any liability or Loss which is contingent unless and until such contingent liability or Loss becomes an actual liability or Loss and is due and payable; provided that an Indemnified Party may timely deliver a Claim Notice or Direct Claim for a Loss without regard as to whether such Loss is then contingent. No Indemnifying Party shall be liable to pay any amount in discharge of a claim under this Article IX unless and until the liability or Loss in respect of which the claim is made has become due and payable.
     (b) Neither a Buyer Indemnified Party, nor the Buyer Indemnified Parties as a group or class, shall be entitled to recover from the Sellers, collectively, pursuant to this Article IX more than once in respect of the same Losses suffered. Neither a Seller Indemnified Party, nor the Seller Indemnified Parties as a group or class, shall be entitled to recover from Buyer pursuant to this Article IX more than once in respect of the same Losses suffered.
     (c) No Indemnifying Party shall be liable under this Article IX for any consequential, indirect, incidental, special, exemplary or punitive damages, including diminution of value, loss of business reputation or opportunity, except to the extent awarded to a Person other than an Indemnified Party pursuant to a Third-Party Claim.
     (d) No Seller shall be liable under this Article IX for any Losses in respect of any claim or any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance, to the extent that such Losses would not have occurred but for:
     (i) any action taken or omitted to the extent expressly required by this Agreement or otherwise at the request of or with the written approval of any Buyer Indemnified Party; and/or
     (ii) any action taken or omitted by any Buyer Indemnified Party after the Closing (including any reorganization, transfer or sale of any Purchased Company or its business).

     (e) The Buyer Indemnified Parties shall not be entitled to recover Losses pursuant to Section 9.2 to the extent such Losses arise from or relate to the performance of any Non-Permitted Testing.
     Section 9.9 Adjustments to Losses.
     (a) Insurance. The amount of any Losses for which indemnification is provided under this Article IX shall be computed net of any insurance proceeds actually received by the Indemnified Party in connection with such Losses. If an Indemnified Party receives such insurance proceeds or indemnification recoveries in connection with Losses for which it has received indemnification, such Person shall refund to the Indemnifying Party the amount of such insurance proceeds or recovery when received, up to the amount of indemnification received.
     (b) Reserves and Provisions. Notwithstanding anything to the contrary herein, in calculating the amount of any Loss for which any Buyer Indemnified Party is entitled to indemnification hereunder, the amount of any reserve, other negative provision or Loss reflected on the Conclusive Closing Statement (after giving effect to the resolution of all disputes regarding Disputed Items with respect thereto in accordance with Section 2.9) and specifically related to the facts of such Loss shall be deducted.
     (c) Reimbursement. If, before any Seller pays an amount in discharge of any claim under this Article IX, any Buyer Indemnified Party or any Purchased Company recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates such Buyer Indemnified Party or Purchased Company (in whole or in part) in respect of any Loss which is the subject matter of the claim, such Buyer Indemnified Party shall, before enforcing any claim against any Seller or the Escrow Fund, take steps to enforce recovery against the third party to the extent commercially reasonable and any actual recovery (less any costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, Losses in respect of such claim to the extent of such recovery, and such Buyer Indemnified Party shall reduce or satisfy, as the case may be, the Losses in respect of such claim to the extent of such actual recovery.
     (d) Time Period Acceleration. No Indemnified Party shall have any right to assert any claim against any Indemnifying Party with respect to any Loss, cause of action or other claim to the extent such Loss is a Loss, cause of action or claim with respect to which such Indemnified Party or any of its Affiliates has taken action (or caused action to be taken) with the intent and purpose of accelerating the time period in which such matter is asserted or payable in order to cause a claim to be made prior to the Final Survival Date.
     Section 9.10 Characterization of Indemnification Payments. All payments made (or deemed to be made, in accordance with this Agreement) by an Indemnifying Party to an Indemnified Party with respect to any claim pursuant to Sections 9.2 or 9.3 shall be treated, to the fullest extent possible under applicable Law, as adjustments to the Purchase Price for Tax purposes.

     Section 9.11 Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to so use such commercially reasonably efforts to mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably would have been avoided had the Indemnified Party made such efforts.
     Section 9.12 Remedies.
     (a) Except in the case of actual fraud and except as provided in Sections 5.7 (Directors’ and Officers’ Exculpation; Indemnification) and 11.6 (Equitable Relief), from and after the Closing the rights and remedies of Buyer and Sellers, and any Indemnified Party, under this Article IX are exclusive and in lieu of any and all other rights and remedies which Buyer and Sellers, and any Indemnified Party, may have under this Agreement or any Ancillary Agreement or otherwise against each other with respect to the transactions contemplated hereby or thereby, and Buyer and each Seller each expressly waives and releases and agrees to waive and release any and all other rights or causes of action it or its Affiliates may have against the other party or its Affiliates now or in the future under any Law with respect to the preceding matters (including any other rights or causes of action under the Laws of the United States of America, Canada or the Netherlands (or any state, territory, city, municipality or other jurisdiction of any of the foregoing, including Environmental Laws)). In furtherance of the foregoing, from and after the Closing each of the parties hereby waives, on behalf of itself and each of the other Indemnified Parties, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (including any rights, claims or causes of action under the Laws of the United States of America, Canada or the Netherlands (or any state, territory, city, municipality or other jurisdiction of any of the foregoing, including Environmental Laws)), other than claims and causes of action based on fraud, that it may have against any other parties to this Agreement or any Ancillary Agreement in respect of this Agreement or any Ancillary Agreement or with respect to the transactions contemplated hereby or thereby arising under or based upon any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in this Article IX, or the provisions of Sections 5.7(Directors’ and Officers’ Exculpation; Indemnification) or 11.6 (Equitable Relief)).
     (b) The parties acknowledge and agree that any claims by or on behalf of Buyer or any Buyer Indemnified Party under or with respect to this Agreement or the Ancillary Agreements shall be made solely against one of the Sellers and shall not be made against any of Seller’s Affiliates.
     (c) Notwithstanding anything to the contrary herein, each Buyer Indemnified Party’s sole and exclusive remedy to receive payments of any amounts to which any Buyer Indemnified Parties shall be entitled to indemnification pursuant to Article IX hereof, shall in no event exceed the amount of, and shall be recoverable solely from, the Escrow Fund. In the event that the Escrow Fund is insufficient to pay any Buyer Indemnified Party any amounts owed to such Buyer Indemnified Party pursuant to this Article IX, the Buyer Indemnified Parties shall not be entitled to collect any remaining amounts not satisfied from the Escrow Fund from, and none of the Sellers or any of their respective Affiliates, nor any other Person, shall have any liability for any such deficiency.
     Section 9.13 Buyer Acknowledgment.
     (a) The Buyer acknowledges and agrees, on behalf of itself and each of the Buyer Indemnified Parties, that (a) it is reasonable for the Buyer to rely solely on the representations or warranties of the Sellers specifically contained in this Agreement; (b) none of the Buyer or any of its Affiliates are affiliated with, related to, or have a fiduciary relationship with, any Seller or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby; (c) no potential source of financing or other third party is entitled to rely on or is otherwise intended to be a beneficiary of any representation made by or on behalf of any Seller in or pursuant to this Agreement, or any of the statements or information contained herein or in any Appendix, Exhibit or Schedule hereto or otherwise furnished or made available to the Buyer or any of its Representatives, investment bankers or potential or actual sources of financing; and (d) no Seller has made, and each Seller does not make and specifically negates and disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present, or future, of, as to, concerning or with respect to (except as (and solely to the extent) specifically set forth in this Agreement or in the officer’s certificate delivered to Buyer pursuant to Section 8.2(d)): (i) the nature, quality or condition (financial or otherwise) of the assets of the Purchased Companies; (ii) the suitability of the assets of the Purchased Companies for any and all activities and uses that Buyer may, or may cause any Purchased Company to, conduct therewith or thereon; (iii) the compliance of or by the assets of the Purchased Companies or their operation with any past, existing or future Laws; (iv) the manner or quality of the construction or materials, if any, incorporated into the assets of the Purchased Companies; (v) the manner, quality, state of repair or lack of repair of the assets of the Purchased Companies; and (vi) any other matter with respect to the physical condition of the assets of the Purchased Companies.
     (b) In connection with Buyer’s investigation of the Purchased Companies, Buyer and its Representatives have received from one or more of the Sellers (individually or through its Representatives or the Purchased Companies) certain projections, estimates and other forecasts and certain business plan information (including a Descriptive Memorandum) (collectively, “Projections”). Buyer acknowledges that there are uncertainties inherent in attempting to make such Projections, that it is making its own evaluation of the adequacy and accuracy of all Projections so furnished or made available to it and any use of, or reliance by, it on such Projections shall be at its sole risk, and without limiting any other provisions herein, that it shall have no claim against any Person with respect thereto; provided, that the foregoing shall not be interpreted to waive any rights that Buyer has with respect to recovery for breaches of express representations and warranties made by the Sellers in Article III of this Agreement and all the other covenants and agreements of the Sellers contained in this Agreement. Buyer acknowledges that none of the Seller Indemnified Parties nor any of their respective Representatives or direct or indirect equityholders or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any Projections, any written or oral information regarding any Purchased Company furnished or made available to Buyer or its Representatives or otherwise with respect to any of the Consolidated Group Entities or their operations, business, financial condition, assets, liabilities or prospects, except as expressly set forth in Article III of this Agreement, and, none of the Sellers, the Purchased Companies, any of their respective Representatives or direct or indirect equityholders or any other Person shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer or its Representatives or Affiliates, or Buyer’s or any of its Representative’s or Affiliate’s use of, any such Projections, written or oral information, or any information, documents or material made available to Buyer or its Representatives and Affiliates in any form.
     Section 9.14 Release of Escrow Fund.
     (a) Notwithstanding anything to the contrary contained herein, the Buyer and each Seller hereby acknowledge and agree that, for so long as there are any funds in the Escrow Fund, in the event that there is any amount due and payable by any Seller to any Buyer Indemnified Party pursuant to this Agreement (an “Escrow Fund Indemnification Payment”), then, upon written notice by Buyer (with a copy to the Sellers) or by CBH (with a copy to the Buyer) to the Escrow Agent of any Claim Resolution related thereto, a release of funds from the Escrow Fund equal in amount to the Escrow Fund Indemnification Payment shall become immediately due and payable, and the Escrow Agent shall be directed to release such amount to Buyer within five Business Days following the date of such direction notice.
     (b) On the Final Survival Date (or, if such day is not a Business Day, then on the immediately succeeding Business Day), all remaining amounts in the Escrow Fund shall become due and payable, and the Escrow Agent shall release (and the Buyer and CBH shall instruct the Escrow Agent to so release) from the Escrow Fund all such remaining amounts in cash to CBH (for the benefit of the Sellers); provided that if, on such day, any bona fide claim for indemnification by any Buyer Indemnified Party under this Article IX is pending, then the amount that would otherwise be paid by the Escrow Agent to CBH (for the benefit of the Sellers) pursuant to this sentence shall be reduced by the amount of such bona fide claim. Buyer and CBH (on behalf of the Sellers) shall instruct the Escrow Agent not to release such amount equal to such claim amount from the Escrow Fund. Such amount that is not so released from the Escrow Fund as a result of such claim shall become due and payable upon the Claim Resolution with respect to such claim, and the Escrow Agent shall, within two Business Days following the date on which any party gives the Escrow Agent written notice of the occurrence of such Claim Resolution (with a copy to the other party), release the applicable Escrow Fund Indemnification Payment to Buyer, if any, and, when no bona fide claims against the Escrow Fund are remaining, release the remaining amounts to CBH (for the benefit of the Sellers).
ARTICLE X
TERMINATION
     Section 10.1 Termination. This Agreement may be terminated at any time prior to Closing:

     (a) by written agreement of Buyer and CBH;
     (b) by either Buyer or CBH, by giving written notice of such termination to the other party, on or after December 30, 2010 (the “Outside Date”), if the Closing shall not have occurred, subject to Section 11.6, prior to the Outside Date; provided that Buyer and CBH may mutually agree (in each such Person’s sole discretion) in writing to extend the Outside Date on one or more occasions to no later than February 7, 2011, in which case such extended date shall be the “Outside Date” for purposes of this Agreement;
     (c) by the Buyer, if there has been a material violation or breach by any Seller of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which, in either case, would prevent the satisfaction of or result in the failure of any condition to the obligations of the Buyer at the Closing and such violation or breach has not been waived by the Buyer or, in the case of a breach under this Agreement that is curable, has not been cured by any Seller prior to the earlier to occur of (x) thirty (30) days after receipt by the Sellers of written notice of such breach from the Buyer and (y) the Outside Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 10.1(c) at any time during which Buyer is in material breach of this Agreement;
     (d) by any Seller, if there has been a material violation or breach by the Buyer of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the date of this Agreement) or covenant or agreement contained in this Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of the Sellers at the Closing and such violation or breach has not been waived by the Sellers or, in the case of a breach under this Agreement that is curable, has not been cured by the Buyer prior to the earlier to occur of (x) thirty (30) days after receipt by the Buyer of written notice of such breach from any Seller or (y) the Outside Date; provided, however, that no Seller may terminate this Agreement pursuant to this Section 10.1(d) at any time during which any Seller is in material breach of this Agreement; provided further that this Section 10.1(d) shall not apply with respect to any Willful Breach;
     (e) by any Seller, if (i) all of the conditions set forth in Sections 8.1 and 8.2 are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but provided that those conditions would have been satisfied) on the date on which the Closing should have occurred pursuant to Section 2.4, (ii) Buyer fails to consummate or complete the Closing within two (2) Business Days following the date on which the Closing should have occurred pursuant to Section 2.4 and (iii) CBH gives written notice to the Buyer that the Sellers are prepared to consummate or complete the Closing; or
     (f) by any Seller, if there has been a Willful Breach by the Buyer (which Willful Breach has not been waived by the Sellers) and, with respect to a Willful Breach that is curable, has not been cured by the Buyer prior to the earlier to occur of (x) seven (7) calendar days after receipt by the Buyer of written notice of such breach from any Seller (which notice shall be given no later than five (5) calendar days prior to the Outside Date) or (y) the Outside Date;

provided, however, that no Seller may terminate this Agreement pursuant to this Section 10.1(f) at any time during which any Seller is in Willful Breach of this Agreement.
     Section 10.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement, insofar as it relates to the parties’ rights and obligations relating thereto, shall thereafter become void and have no effect, and no party shall have any liability to the other party or their respective Affiliates, or their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives or employees or their heirs, successors and permitted assigns, except for the obligations of the parties contained in Section 5.4, this Section 10.2, Section 10.3 and Article XI (and any related definitional provisions set forth in Article I or Appendix A), and except for the Additional Obligations, and except that nothing in this Section shall relieve any party from liability for any Willful Breach of this Agreement that arose prior to such termination.
     Section 10.3 Buyer Termination Fee. In the event that this Agreement is terminated by (i) any Seller pursuant to Section 10.1(e) or 10.1(f), Buyer shall pay to the Sellers an amount in Dollars equal to $30,000,000 less any amounts otherwise already paid or reimbursed by or on behalf of Buyer hereunder (the “Buyer Termination Fee”) within two Business Days following such termination, by wire transfer in immediately available funds to such account of the Sellers or their respective designees as the Sellers shall have designated in writing. Notwithstanding anything to the contrary in this Agreement, in the event that the Buyer Termination Fee becomes payable, the payment of the Buyer Termination Fee from Buyer pursuant to this Section 10.3 or the guarantees thereof and of the “Additional Obligations” (as defined in the Limited Guarantee) pursuant to the Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Sellers and their Affiliates against Buyer, Guarantors, the Financing Sources, their respective Affiliates and any of their and their Affiliates’ respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for the Losses suffered as a result of this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and none of Buyer, Guarantors, the Financing Sources, or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in the event the Closing does not occur, in no event shall Buyer be subject to (nor shall the Sellers or any of their Affiliates seek to recover) monetary damages in excess of the amount of the Buyer Termination Fee, in the aggregate, for all Losses arising from or in connection with breaches by Buyer of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Sellers or any of their Affiliates may have, including for a breach of Article II hereof as a result of the Debt Financing not being available to be drawn down (including the Buyer Termination Fee). In no event shall the Sellers or any of their Affiliates seek to recover monetary damages from any of Buyer’s Affiliates or Representatives (other than as provided in the Limited Guarantee and subject to the limitations therein) or the Financing Sources, whether at law, in equity, in contract, in tort or otherwise, in respect of this Agreement or the transactions contemplated by this Agreement.
ARTICLE XI
MISCELLANEOUS
     Section 11.1 Notices. All notices, consents, waivers, agreements or other communications hereunder shall be deemed effective or to have been duly given and made only if in writing and if (a) served by personal delivery upon the party for whom it is intended, (b) delivered by overnight air courier or (c) sent by facsimile transmission or email, with confirmation of transmission, in each case, to such party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:
     To Buyer:
Lion/Big Catch Luxembourg 1 S.à r.l.
c/o Lion Capital (Americas) Inc
888 7th Avenue
43rd Floor
New York, NY 10019
Telephone: (212) 314-1900
Facsimile No.: (212) 314-1950
Attention: Jacob Capps
(capps@lioncapital.com)
     With a copy (which shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-7939
Facsimile No.: (212) 455-2502
Attention: Andrew Smith
(List-LionCapital@lists.stblaw.com)
     To any Seller:
Connors Bros. Holdings, L.P.
Clover Leaf Cooperatief U.A.
Clover Leaf Seafood 2 B.V.
c/o Centre Partners Management LLC
30 Rockefeller Plaza, 50th Floor
New York, NY 10020
Telephone: (212) 332-5800
Facsimile No.: (212) 332-5801

Attention: Scott Perekslis
(Scott.Perekslis@CentrePartners.com)
     With a copy (which shall not constitute notice) to:
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036 — 6797
Telephone : (212) 698-3500
Facsimile No.: (212) 698-3599
Attention: Mark E. Thierfelder
(Mark.Thierfelder@Dechert.com)
     Section 11.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and CBH, or in the case of a waiver, by the party against whom such waiver is intended to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as otherwise expressly contemplated in Section 9.12.
     Section 11.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Notwithstanding the foregoing, no party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party hereto; provided, however, that (i) notwithstanding anything to the contrary herein, after the Closing, each of Cooperatief and CLS 2 BV may (in connection with its liquidation, dissolution or winding-up) assign any or all of its rights and delegate any or all of its obligations under this Agreement and each Ancillary Agreement in each case to CBH without such consent (whereupon Cooperatief and CLS 2 BV shall cease to have any further liabilities or obligations hereunder and thereunder), provided that CBH shall thereafter be obligated to perform and satisfy all of Cooperatief’s and CLS 2 BV’s obligations and liabilities hereunder and thereunder, it being understood, that the foregoing shall not in any way diminish or relieve CBH of the aggregate obligations of the Sellers set forth in this Agreement and each Ancillary Agreement, (ii) Buyer may assign any or all of its rights and obligations under this Agreement to any of its Affiliates, so long as Buyer remains jointly and severally obligated to satisfy all of Buyer’s obligations under the terms of this Agreement, and (iii) on and after the Closing, Buyer may pledge its rights under this Agreement in whole or part to the Financing Sources as collateral in connection with the Debt Financing. Except as expressly set forth in Sections 5.2(b), 5.7, 11.5, or 11.15, Articles IX or X, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Sellers, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement; provided that the Financing Sources are intended third party beneficiaries of the last three sentences of Section 10.3 and the last two sentences of Section 11.9 and each Financing Source shall be entitled to enforce its rights under those sentences (and no amendment or modification to, or having the effect of modifying, such sentences in any respect relating to the Financing Sources may be made without the prior written consent of the Financing Sources).
     Section 11.4 Entire Agreement; Inconsistency. This Agreement (including all Schedules, Exhibits and Appendices hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral or written, with respect to such matters. In the event and to the extent that there shall be an inconsistency between the provisions of this Agreement and the provisions of the Confidentiality Agreement or an Ancillary Agreement, this Agreement shall prevail. The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement, the Confidentiality Agreement and the Ancillary Agreements.
     Section 11.5 Satisfaction of Obligations; Post-Closing Obligations of the Buyer, Purchased Companies and their respective Subsidiaries. Any obligation of any party to any other under this Agreement, that is performed, satisfied or fulfilled completely by an Affiliate of such party shall be deemed to have been performed, satisfied or fulfilled by such party. The parties hereby acknowledge and agree that, following the Closing, the Purchased Companies and their Subsidiaries shall be jointly and severally liable for the post-Closing obligations of the Buyer under this Agreement.
     Section 11.6 Equitable Relief.
     (a) The parties to this Agreement each acknowledge that the Sellers and Buyer would be irreparably damaged in the event that the provisions of this Agreement were not performed in accordance with the terms hereof and the parties further agree that such damage could not be adequately remedied by the payment of money damages. Accordingly, (i) the Buyer shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity without posting any bond and without proving that monetary damages would be inadequate, and (ii) without limiting the rights of any of the Sellers under Section 10.3, the Sellers shall be entitled, without posting any bond and without proving that monetary damages would be inadequate, to an injunction or injunctions to prevent breaches of this Agreement by the Buyer or to enforce specifically the terms and provisions of this Agreement in each case only to prevent breaches of or enforce compliance with (x) the Buyer’s covenants and agreements contained in Section 5.2 hereof and (y) those covenants and agreements of the Buyer that require the Buyer to consummate the purchase of the Transferred Equity Interests and Existing Note, only if in the case of this clause (y), the closing conditions in Sections 8.1 and 8.2 are satisfied (other than those conditions that by their terms are to be satisfied at the Closing but provided that those conditions would be satisfied) and the financing provided for in the Debt Commitments Letters (or any commitments for alternative financing obtained pursuant to Section 5.2(a)) is unconditionally (excluding the condition for the substantially simultaneous funding of the Equity Financing) available to be drawn down by the Buyer pursuant to the terms of the applicable agreements, and the lenders thereunder stand ready and willing to fund such Debt Financing (or alternative financing), but is not so drawn down solely as a result of either (a) the Buyer refusing to do so in breach of this Agreement, (b) Lion Fund’s refusal to provide the funding contemplated by the Equity Commitment Letter or (c) Buyer’s refusal to call the funding commitment contemplated by the Equity Commitment Letter. In the circumstances in which any party is entitled to specific performance, the other parties shall not oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at Law exists or that injunctive relief is inappropriate or unavailable. If the closing conditions in Sections 8.1 and 8.2 are satisfied (other than those conditions that by their terms are to be satisfied at the Closing but provided that those conditions would be satisfied) and the financing provided for in the Debt Commitments Letters is unconditionally (excluding the condition for the substantially simultaneous funding of the Equity Financing) available to be drawn down by the Buyer pursuant to the terms of the applicable agreements, but is not so drawn down solely as a result of either (a) the Buyer refusing to do so in breach of this Agreement, (b) Lion Fund’s refusal to consummate the funding contemplated by the Equity Commitment Letter or (c) Buyer’s refusal to call the funding commitment contemplated by the Equity Commitment Letter, it is explicitly agreed that (A) each Seller shall be entitled to cause the Buyer to fully enforce the terms of the Equity Commitment Letter against Lion Fund (including, unless such lawsuit would be in bad faith, by demanding that Buyer file one or more lawsuits against Lion Fund to fully enforce Lion Fund’s obligations thereunder) and (B) each Seller shall be entitled to cause the Buyer to enforce the terms of the Debt Commitment Letter (or, if alternative financing is being used, the terms of the commitment related thereto), including, unless such lawsuit is in bad faith, by demanding Buyer to file one or more lawsuits against the sources of the Debt Financing to fully enforce such sources’ obligations thereunder and Buyer’s rights thereunder.
     (b) Notwithstanding anything in this Agreement to the contrary, if the Sellers are awarded injunctive relief or specific performance pursuant to Section 11.6(a) as a result of which the Closing actually occurs, such equitable relief shall be the Seller’s sole and exclusive remedy against Buyer under this Agreement.
     (c) Notwithstanding anything in this Agreement to the contrary, each party hereto agrees that, except as provided in Article IX and Article X, specific performance shall be its sole and exclusive remedy with respect to breaches by Buyer in connection with this Agreement or the transactions contemplated hereby and, except as provided in Article IX and Article X, that it may not seek or accept any other form of relief that may be available for breach under this Agreement or the transactions contemplated hereby (including monetary damages). The parties hereto agree that nothing in this Section 11.6 shall require any party to institute any Litigation for (or limit any party’s right to institute any Litigation for) specific performance under Section 11.6(a) prior or as a condition to exercising any termination right under Article X (or receipt of any amounts due thereunder), nor shall the commencement of any Litigation pursuant to Section 11.6(a) or anything else set forth in this Section 11.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms hereof; it being understood and agreed by the parties that during the pendency of any Litigation initiated by any Seller under Section 11.6(a), each Seller shall maintain any right it has to terminate this Agreement under Article X and receive payment of the applicable Buyer Termination Fee; provided that the payment of the applicable Buyer Termination Fee shall be the sole and exclusive remedy available to the Sellers in the event of such termination as provided in Section 10.3.
     Section 11.7 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses. Notwithstanding the foregoing or anything to the contrary herein, all filing fees to be paid in connection with the HSR Act or any other Competition/Investment Law, shall be paid by Buyer.
     Section 11.8 Schedules. The disclosure of any matter, or reference to any Contract, in any Schedule to this Agreement shall not be deemed to constitute an admission by Buyer or any Seller or to otherwise imply that any such matter or Contract is material for the purposes of this Agreement and shall not affect the interpretation of such term for the purposes of this Agreement. In particular, (a) certain matters may be disclosed on the Schedules that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, (b) the disclosure of any such matter does not mean that it meets or surpasses any such minimum thresholds or materiality standards and (c) no disclosure in the Schedules relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of such matters in any Schedule be deemed or interpreted to expand the scope of any Seller’s representations and warranties contained in this Agreement. Each Schedule is qualified in its entirety by reference to specific provisions of the Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of Buyer or any Seller or their respective Affiliates, except as and to the extent provided in this Agreement. Matters reflected in a Schedule are not necessarily limited to matters or Contracts required by this Agreement to be disclosed in such Schedules. Regardless of the existence or absence of cross-references, the disclosure of any matter in any Schedule shall be deemed to be a disclosure for purposes of any other representation or warranty in this Agreement and each other Schedule to the extent that the relevance of such disclosure to the other representation or warranty or Schedule is reasonably apparent from its text. The section headings in the Schedules are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any information disclosed herein or any provision of this Agreement. All attachments to the Schedules are incorporated by reference into the Schedule in which they are directly or indirectly referenced. The information contained in the Schedules is in all events subject to Section 5.4 and the Confidentiality Agreement.
     Section 11.9 Governing Law; Submission to Jurisdiction; Selection of Forum. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH

THE LAWS OF THE STATE OF NEW YORK IN THE UNITED STATES OF AMERICA WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. Each party hereto agrees that it shall bring any litigation with respect to any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York County (together with the appellate courts thereof, the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto, (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.1 of this Agreement, although nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by Law and (v) agrees not to seek a transfer of venue on the basis that another forum is more convenient. Notwithstanding anything herein to the contrary, (i) nothing in this 11.9 shall prohibit any party from seeking or obtaining orders for conservatory or interim relief from any court of competent jurisdiction and (ii) each party hereto agrees that any judgment issued by a Chosen Court may be recognized, recorded, registered or enforced in any jurisdiction in the world and waives any and all objections or defenses to the recognition, recording, registration or enforcement of such judgment in any such jurisdiction. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing, the Commitment Letters or the performance thereof, in any forum other than the Chosen Courts, which shall have exclusive jurisdiction over such matters. As used in this Agreement, “Financing Sources” means the entities that have committed, pursuant to the Debt Commitment Letter, to provide or have otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby; provided that in no event shall the Buyer or Guarantors or any of their respective Affiliates be a Financing Source solely for purposes of this Agreement.
     Section 11.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR ANY ANCILLARY AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS OR ANY ANCILLARY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ANCILLARY AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT

OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH ANCILLARY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
     Section 11.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or electronic transmission in “portable document format,” shall be deemed an original, and all of which shall constitute one and the same Agreement.
     Section 11.12 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.
     Section 11.13 No Setoff; No Withholding. There shall be no right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to either Buyer or any of the Sellers or their respective Affiliates under this Agreement or the Ancillary Agreements. Except as specifically provided in Section 2.10, and notwithstanding anything to the contrary herein, any and all payments made to any Seller or Seller Indemnified Party under this Agreement (including pursuant to Articles II and IX) shall be made free and clear of any deduction or withholding.
     Section 11.14 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
     Section 11.15 Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, with respect to any Losses, liabilities or obligations arising under, or in connection with, this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby, each party hereby acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, the former, current or future direct or indirect equityholders, directors, officers, employees, incorporators, agents, attorneys, representatives, Affiliates, members, managers, general or limited partners or assignees of any Seller or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, general or limited partner, member, manager, Affiliate, agent, assignee or representative of any of the foregoing (collectively (but not including any Seller), the “Seller Affiliates”), through any Seller or otherwise, whether by or through attempted piercing of the corporate, partnership, limited partnership or limited liability company veil, by or through a claim by or on behalf of Buyer against any Seller or Seller Affiliate by the enforcement of any assessment or by any legal or equitable Litigation, by virtue of any Law, or otherwise, except for Buyer’s rights to recover from the Sellers (but not any of the Seller Affiliates) under and to the extent provided in this Agreement or any Ancillary Agreement, subject to the limitations described herein. Recourse against the Sellers under this Agreement shall be the sole and exclusive remedy of the Buyer and the other Buyer Indemnified Parties against the Sellers or any Seller Affiliate in respect of any Losses, liabilities or obligations arising under, or in connection with, this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby. Buyer hereby covenants and agrees, on behalf of itself and the Buyer Indemnified Parties, that it and they shall not institute, and it and they shall cause their respective Affiliates not to institute, any Litigation or bring any other claim arising under, or in connection with, this Agreement, any Ancillary Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby against the Sellers or any Seller Affiliates except for claims against the Sellers under this Agreement or any Ancillary Agreement, subject to the limitations described herein.
     Section 11.16 Service of Process. Service upon Buyer of any notice, process, motion or other document in connection with Litigations relating in any with or to this Agreement or the subject matter hereof may be effectuated by service upon Buyer at the address set forth in Section 11.1 hereof or such other address as provided to each other party in accordance with the notice provisions set forth in Section 11.1 hereof at least ten (10) days prior to such change in address; provided that if Buyer changes its address and fails to provide notice as set forth in this Section 11.16, then service upon Buyer may be effected by service upon (i) Lion Capital (Americas) Inc., 888 7th Avenue, 43rd Floor, New York, New York 10019, Attention: Jacob Capps, with a copy to (which shall not constitute notice) to Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, Attention: Andrew Smith; (ii) such attorney with an office in New York, New York, as agent for Buyer, as may be specified by Buyer by notice to the other parties hereto or (iii) by personal service or in the same manner as notices are to be given pursuant to Section 11.1 or any other manner permitted by Law. Each of the parties to this Agreement expressly and irrevocably agrees that service in accordance with this Section 11.16 will be effective and sufficient service of process upon Buyer. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law; it being agreed and understood, however, that no Person shall be obligated to serve process in any other way than as provided herein.

     Section 11.17 Currency. Notwithstanding anything to the contrary herein, all payments required to be made hereunder, or as a result of a breach or violation hereof, shall be made in United States dollars, and, when any amount is paid with respect to the foregoing such amount shall be the United States dollar amount thereof on the applicable date of funding regardless of the amount or type of currency necessary to be exchanged or converted in order to satisfy, pay or fund such amount in United States dollars.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

CONNORS BROS. HOLDINGS, L.P.
By:	CB HOLDINGS GP, LLC, its general partner

By:	/s/ Scott Perekslis
	Name:	Scott Perekslis
	Title:	President

CLOVER LEAF COOPERATIEF U.A.
By:	/s/ Scott Perekslis
	Name:	Scott Perekslis
	Title:	Director A

CLOVER LEAF SEAFOOD 2 B.V.
By:	/s/ Scott Perekslis
	Name:	Scott Perekslis
	Title:	Director A

LION/BIG CATCH LUXEMBOURG 1 S.À R.L.
By:	/s/ Rachael Wagner
	Name:	Rachael Wagner
	Title:	Class A Manager

By:	/s/ Richard Brekelmans
	Name:	Richard Brekelmans
	Title:	Class B Manager

Solely for purposes of Section 5.9, BUMBLE BEE FOODS, L.P.
By:	CP V CB GP, LLC,
its general partner

By:	/s/ Scott Perekslis
	Name:	Scott Perekslis
	Title:	President

APPENDIX A
DEFINITIONS
     In this Appendix, and in the Agreement and the other Appendices and Schedules thereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Appendix are to Sections of this Agreement):

Term:	Section:
280G Shareholder Vote	6.4
2009 Balance Sheet	3.7(a)
Affiliated Persons	3.17(a)
Affiliated Transactions	3.17(a)
Agreement	Preamble
Allocation Schedule	7.5
Audited Financial Statements	3.7(a)
Base Closing Cash Amount	2.2
Benefit Plans	3.11(a)
Blacks Harbour Loan	3.12
Buyer	Preamble
Buyer Indemnified Parties	9.2
Buyer Non-Governmental Consents	4.4(b)
Buyer Plans	6.1(a)
Buyer Regulatory Approvals	4.4(a)
Buyer Termination Fee	10.3
BV Equity Interests	Recitals
CBH	Preamble
Casualty Loss	5.11
Chosen Courts	11.9
Claim Notice	9.5(a)
Closing	2.4
Closing Date	2.4
Closing Date Payment Amount	2.3
Closing Statement	2.9(a)
CLS BV	Recitals
CLS 2 BV	Preamble
Conclusive Closing Statement	2.9(c)
Condition Satisfaction Date	2.4
Consumer Acts	5.13
Continuation Period	6.1(a)
Cooperatief	Preamble
Covered Employees	5.11(c)

Term:	Section:
Covered Person	5.7(a)
Credit Agreement Termination	5.6(d)
D&O Insurance	5.7(c)
Deductible Amount	9.4(b)
Deed of Transfer	2.7
Direct Claim	9.6
Disputed Items	2.9(b)
Employment Agreements	3.11(a)
Environmental Laws	3.18(a)
Environmental Permits	3.18(a)
Escrow Agent	2.3(c)
Escrow Agreement	2.3(c)
Escrow Fund	2.3(c)
Escrow Fund Indemnification Payment	9.14(a)
Estimated Net Working Capital	2.3
Estimated Net Working Capital Deficiency Amount	2.3
Estimated Net Working Capital Excess Amount	2.3
Estimated Tax Liability	7.4(a)
Estimated Transaction Expenses	2.9(d)
Existing Note	Recitals
Final Deficiency Amount	2.9(d)
Financial Statements	3.7(a)
Financing Sources	11.9
Guarantor	Recitals
Indemnified Parties	9.3
Indemnifying Party	9.5(a)
Insurance Policies	3.16
Leased Real Property	3.14(a)
Leases	3.14(a)
Liabilities	3.8(b)
Limited Guarantee	Recitals
Litigations	3.8
Losses	9.2
Material Commercial Arrangements	3.13(c)
Material Contracts	3.13(a)
Non-Governmental Consents	4.4(b)
Notary	2.4
NWC Covenant	5.3(b)(xvii)
Organizational Documents	3.1(c)
Outside Date	10.1(b)
Owned Real Property	3.14(a)
Payoff Amount	5.6(d)

Term:	Section:
Payoff Letter	5.6(d)
Pension Plans	3.11(g)
Projections	9.13(c)
Purchase	Recitals
Purchase Price	2.2
Recall	3.20
Regulatory Approvals	4.4(a)
Resolution Period	2.9(b)
Required Information	5.2(b)
Securities Act	4.9(a)
Seller Affiliates	11.15
Seller Dutch Consolidated Return	7.1(a)
Sellers	Preamble
Seller Indemnified Parties	9.3
Seller Non-Governmental Consents	3.4(b)
Seller Regulatory Approvals	3.4(a)
Senior Notes Redemption Date	5.6(b)
Stinson	Recitals
Stinson Equity Interests	Recitals
Stinson Group	7.4(a)
Third-Party Claim	9.5(a)
Trade Names	5.8(a)
Transfer	Recitals
Transfer Taxes	7.2
Transferred Equity Interests	Recitals
Unaudited Financial Statements	3.7(a)
          “2008 Agreement” means the Business Acquisition Agreement, dated as of September 25, 2008, by and among Connors Bros. Income Fund, Connors Commercial Trust, Connors Bros., Limited, Clover Leaf Seafoods, L.P., Connors CL GP Ltd., CL GP Bumble Bee Inc., BBCL Holdings L.P., and 3231021 Nova Scotia Company.
          “2008 Audit” means the audit of Connors Bros., Limited and Connors Bros. Income Fund currently being conducted by the Canada Revenue Agency in respect of the taxable periods in which the 2008 Transaction occurred and any subsequent review or audit by the Canada Revenue Agency in respect of such taxable periods.
          “2008 Transactions” mean the transactions contemplated by the 2008 Agreement.
          “Accounting Principles” means the matters set forth on Schedule A.

          “Additional Obligations” mean Buyer’s reimbursement and indemnification obligations pursuant to the second and third to last sentences under Section 5.2(b) of the Transaction Agreement.
          “Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
          “Ancillary Agreements” means, collectively, the Escrow Agreement, the Deed of Transfer, the Note Assignment Agreement and the powers of attorney described in Section 2.7.
          “Assignment Agreement” means the Assignment, Assumption and Release Agreement, dated as of November 18, 2008, by and between Bumble Bee Foods, L.P. (f/k/a Connors Bros, L.P.) and Bumble Bee Foods, LLC.
          “Books and Records” means all books, ledgers, files, reports, plans, records, Tax Returns, manuals and other materials (in any form or medium) of, or maintained for, the applicable Person, wherever located. Unless the express context otherwise requires, the term “Books and Records” means the “Books and Records” of the Purchased Companies.
          “Business Day” means a day other than any day on which banks are authorized or obligated by Law or executive order to close in either New York, New York or Toronto, Canada.
          “Buyer’s Knowledge” means the actual knowledge, after reasonable inquiry, of any of the following individuals: Eric Lindner, Jacob Capps, Jeff Chang and Rachael Wagner.
          “Cap” means $35,000,000 or such lesser amount as shall remain in the Escrow Fund following the disbursements pursuant to Section 2.9(e).
          “Claim Resolution” means a final judgment of a court of competent jurisdiction or an administrative agency having the authority to determine the amount of, any liability with respect to, any Direct Claim or Third-Party Claim for which reimbursement or indemnification is sought hereunder and the denial of, or expiration of all rights to, appeal related thereto or as the applicable Indemnifying Party or Indemnified Party may otherwise agree in writing on the amount of any such Direct Claim or Third-Party Claim.
          “Closing Date Canadian Compensatory Payment” shall mean the portion of the Closing Date Payment Amount, which is payable to any Canadian Employees of Connors Bros. Clover Leaf Seafoods Company or any Affiliate with respect to the Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) Amended and Restated Unit Option Plan, as identified by CBH to

Buyer as the “Closing Date Canadian Compensatory Payment” in writing no later than five (5) Business Days prior to the Closing Date.
          “Closing Date Credit Facility Indebtedness” shall mean the obligations of the Consolidated Group Entities outstanding and unpaid immediately prior to the Closing under the Senior Secured Credit Facilities, which obligations include without limitation any principal, accrued interest, fees, costs, penalties or make-whole or similar payments in connection therewith (but excluding any indemnification or contingent obligations not then owing).
          “Closing Date Indebtedness” means, other than as set forth on Schedule B of the Agreement, Indebtedness of the Purchased Companies on the Closing Date immediately before giving effect to the Closing.
          “Closing Date Senior Notes Obligations” shall mean (i) the obligations of the Consolidated Group Entities outstanding and unpaid immediately prior to the Closing (which obligations include any principal, accrued interest, fees, costs, penalties or make-whole or similar payments in connection therewith (but excluding any indemnification or contingent obligations not then owing) with respect to any then-outstanding Senior Notes plus (without duplication) (ii) all additional amounts (including accrued interest) required to be paid to the indenture trustee or paying agent under the Senior Notes Indenture with respect to the satisfaction and discharge and redemption of any then-outstanding amount of the Senior Notes under Section 3.7 of the Senior Notes Indenture on the Senior Notes Redemption Date.
          “Closing Date U.S. Compensatory Payments” shall mean the sum of the portion of the Closing Date Payment Amount which is payable to any U.S. Employees of Stinson or any of its Affiliates with respect to the Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) Amended and Restated Unit Option Plan or to an award, as Restricted Class B Units of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.), as identified by Sellers to Buyer as the “Closing Date U.S. Compensatory Payment” in writing no later than five (5) Business Days prior to the Closing Date.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Collective Bargaining Agreements” means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) with a labor union or labor organization by which a Purchased Company is bound.
          “Company Intellectual Property Rights” means all Intellectual Property Rights owned in whole or in part by any Purchased Company.
          “Compensatory Escrow Payment” shall mean the portion of the Closing Date Payment Amount which is payable to any Employee of Stinson, Connors Bros. Clover Leaf Seafoods Company or any of their respective Affiliates with respect to the Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) Amended and Restated Unit Option Plan or to an award of Restricted Class B Units of Bumble Bee Foods, L.P. (f/k/a Connors Bros., L.P.) identified by

Sellers to Buyer as the “Compensatory Escrow Payments” in writing no later than five (5) Business Days prior to the Closing Date.
          “Competition Act” means the Competition Act (Canada).
          “Competition/Investment Law” means and any Law that is designed or intended to prohibit, restrict or regulate foreign investment or mergers or acquisitions, antitrust, monopolization, restraint of trade or competition, including the HSR Act.
          “Confidentiality Agreement” means the confidentiality agreement between Lion Capital (Americas) Inc. and J.P. Morgan Securities Inc., on behalf of Bumble Bee Foods, LLC, Bumble Bee Foods, L.P. and their respective direct and indirect subsidiaries, dated July 19, 2010.
          “Consolidated Group Entities” means CBH and its Subsidiaries..
          “Contracts” means all agreements, contracts, leases and subleases, purchase orders, arrangements, undertakings, licenses, letters of credit, guarantees and commitments.
          “Credit Support Arrangements” means arrangements in which guaranties (including guaranties of performance or payment under agreements, commitment, obligations and permits), letters of credit or other credit or credit support arrangements, including bid bonds, advance payment bonds, performance bonds, payment bonds, retention and/or warranty bonds or other bonds or similar instruments, were or are issued, entered into or otherwise put in place by any Person (including any Purchased Company) to support or facilitate, or otherwise in respect of, the Indebtedness of the Purchased Companies or agreements, commitment, obligations and permits of the Purchased Companies.
          “Dollars” or “$” means the lawful currency of the United States of America.
          “Employees” means (a) each person who as of immediately prior to the Closing is an active employee of any Purchased Company, including employees on vacation or on a regularly scheduled day off from work (including for jury service or military service duty); and (b) each employee of any Purchased Company who is on short-term disability, long-term disability or leave of absence as of immediately prior to the Closing.
          “Environmental Laws” means any and all Laws, ordinances, legally enforceable guidelines, or other legally enforceable requirement of any Governmental Entity, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment, protection of natural resources or of human health, including employee health and safety.
          “Environmental Report” means any report, study, assessment, audit, or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to Environmental Law, that may affect any of the Purchased Companies.
          “ERISA Affiliate” means any trade or business, whether or not incorporated, all of which together with the Purchased Companies would be deemed to be a “single employer” within the meaning of Section 4001(a) or (b) of ERISA or Section 414 of the Code.
          “Exchange Rate” means the nominal rate of exchange (vis-á-vis Dollars) for a currency other than Dollars published in The Wall Street Journal (Eastern Edition) on the second Business Day immediately preceding the Closing Date, expressed as the number of units of such other currency per one Dollar.
          “FDA Laws” means all Laws relating to the use, manufacture, packaging, licensing, labeling, distribution, or sale of any food, drug, cosmetic, medical device or household product or material.
          “Final Survival Date” means the date which is the first (1st) anniversary of the Closing Date.
          “GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.
          “Governmental Authorizations” means all licenses, permits, registrations, certificates, grants, franchises, waivers, exemptions, consents and other similar authorizations or approvals issued by or obtained from a Governmental Entity or any securities exchange.
          “Governmental Entity” means any United States or foreign federal, state, provincial, municipal or local government or quasi-governmental authority or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial (including any court, arbitral body, governmental commission or other governmental tribunal), regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.
          “Higher Reference Net Working Capital” means $184,300,000.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Indebtedness” means as of any particular time, without duplication, the sum of all amounts owing by the Purchased Companies to repay in full amounts due and terminate all obligations (other than indemnity obligations that are not owing or outstanding) with respect to (i) the Senior Secured Credit Facilities, (ii) the Senior Notes, (iii) all other indebtedness for borrowed money of the Purchased Companies, and all obligations evidenced by bonds, debentures, notes or other similar instruments, (iv) all obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, in each case to the extent drawn, (v) all obligations with respect to hedging, swaps or similar arrangements (which amount shall be calculated based on the amount that would be payable by the applicable Person if the hedging, swaps or similar arrangements were terminated on the date of determination), (vi) all obligations for the deferred purchase price of assets, property or services (other than trade payables, accrued expenses, current accounts and similar obligations incurred in the ordinary course of the applicable Person’s business), (vii) all obligations under capital or direct financing leases (in each case, excluding operating leases) and purchase money and/or vendor financing (other than trade payables, accrued expenses, current accounts and similar obligations incurred in the ordinary course of the applicable Person’s business), (viii) all guarantee or keep well obligations in respect of obligations of the kind referred to in clauses (i) through (vii) above, and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right to be secured by) any Lien (other than a Permitted Lien) on property (including accounts and Contract rights) owned by the Purchased Companies, whether or not any Purchased Company has assumed or become liable for the payment of such obligation (but in the case of this clause (ix), the amount of the applicable obligation shall not exceed the lesser of (x) the actual amount of the secured obligation and (y) the fair value of the property subject to such Lien, to the extent such obligation has sole recourse to the Liened asset), including, in each case, accrued and unpaid interest on any of the foregoing and any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses associated with prepayment or redemption of or tender repurchase for any of the foregoing (subject to Section 5.6), but excluding any breakage costs, penalties, additional interest, premiums, fees and other costs and expenses payable in connection with any Indebtedness that will not become due, payable or paid (in each case, whether at maturity, acceleration or otherwise) in connection with or as a result of the transactions contemplated by this Agreement (whether before or after the Closing); provided, that, none of the following obligations (nor any guarantee or keep well obligation in respect thereof), or any obligation that would constitute “Indebtedness” because of the foregoing clause (ix) in connection therewith or any accrued and unpaid interest on any of the foregoing or any breakage costs, penalties, additional interest, premiums, fees or other costs and expenses associated with the prepayment or redemption of or tender repurchase for any of the foregoing) shall constitute “Indebtedness”: (I) Indebtedness of any Purchased Company owed to any other Purchased Company, or Indebtedness in respect of the Existing Note; (II) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn by any Person in the ordinary course of business against insufficient funds, or in respect of netting services, overdraft protections, the endorsement of instruments or otherwise in connection with customary deposit accounts; (III) Indebtedness in respect of workers’ compensation claims, health, disability or other employee benefits; property casualty or liability insurance; take-or-pay obligations in supply arrangements; self-insurance obligations; performance, bid, surety, custom, utility and advance payment bonds or performance and completion guaranties (in each case to the extent entered into in the ordinary course of business and for which no obligations are then owing or outstanding); and (IV) Indebtedness in the form of customary obligations under indemnification, incentive, non-compete, consulting, deferred compensation, customary indemnification obligations to purchasers in connection with dispositions or divestitures, or other similar arrangements, in each case that are not incurred in connection with indebtedness for borrowed money.
          “Intellectual Property Rights” means all United States and foreign intellectual and industrial property of any kind, and any and all intellectual property rights whether registered or unregistered, including: (i) trademarks, trade names, service marks, certification marks, service names, brands, business names, corporate names, common law trademarks, trade dress and logos, domain names, website names and world wide web addresses, and the goodwill associated with any of the foregoing (collectively, “Trademarks”); (ii) works of authorship, copyrights, mask works, designs, computer software, databases, systems, and programs (both source code and object code form) (collectively, “Copyrights”); (iii) patents, technology, inventions, improvements, discoveries, utility models, processes, formulae, methods including any extensions, reexaminations and reissues, divisions, continuations continuations-in-part, and provisionals, and industrial designs and design patents (collectively, “Patents”); (iv) trade secrets, confidential information, know-how, technical data, schematics, customer lists, and proprietary information including information protected by the Uniform Trade Secrets Act or similar legislation (collectively, “Trade Secrets”); (vii) all registrations and applications for, and renewals and extensions of, any of the foregoing with or by any governmental authority in any jurisdiction; and (viii) foreign counterparts or equivalents of any of the foregoing.
          “IRS” means the U.S. Internal Revenue Service.
          “Law” means any constitution, law (including common law), statute, ordinance, rule, regulation, regulatory requirement, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Entity or securities exchange.
          “Lien” means any charge, mortgage, pledge, security interest, lien, encumbrance, lease, sublease or other right of occupancy, hypothecation, title defect, adverse claim (in the case of securities), right or option to purchase, or similar restriction.
          “Liens for Borrowed Money” means any Liens in connection with any Senior Secured Credit Facility or the Senior Notes Indenture.
          “Limited Transfer Liens” means (a) other than in respect of the Transferred Equity Interests, preemptive rights, subscription rights, transfer restrictions, rights of first refusal or offer, and other similar restrictions set forth in the Organizational Documents of the issuer of the applicable securities that do not impede or affect the transactions contemplated herein; (b) restrictions on sale, transfer, assignment, pledge or hypothecation imposed by applicable securities laws that do not impede or affect the transactions contemplated herein; and (c) Liens for Borrowed Money that will be released at or prior to Closing.
          “Lower Reference Net Working Capital” means $172,300,000.

          “Management Agreement” means the Management Agreement, dated November 18, 2008, by and among Centre Partners Management LLC and certain of the Consolidated Group Entities and the other parties thereto.
          “Marketing Period” means the first period of 20 consecutive Business Days after the date hereof throughout which (A) Buyer shall have the Required Information applicable to the Closing Date, (B) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 8.1(b), 8.2(a), 8.2(b) or 8.2(c) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period and (C) the parties have made all appropriate filings required under the HSR Act; provided, that (i) in no event shall such 20 consecutive Business Day period commence before November 15, 2010, (ii) for purposes of determining such 20 consecutive Business Day period, November 26, 2010 shall not be deemed to be a Business Day, and (iii) the entirety of such 20 Business Day period must occur either prior to or on December 17, 2010 or after January 2, 2011; provided, further, that the condition set forth in Section 8.1(a) must be satisfied throughout the last eight (8) Business Days of the Marketing Period; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, the Consolidated Group Entities’ auditor or Purchased Companies’ auditor in respect of any financial statements delivered pursuant to Section 5.2 shall have withdrawn its audit opinion with respect to any financial statements included in the Required Information.
          “Material Adverse Effect” means any condition, change, effect, event, occurrence, state of facts or development that is, individually or in the aggregate, materially adverse to the assets, liabilities, business, financial condition or results of operations of the Purchased Companies taken as a whole; provided, however, that no condition, change, effect, event, occurrence, state of facts or development, either alone or in combination, shall constitute or be taken into account in determining whether or not there has been, will be, would or could be, or could or would reasonably be expected to have or result in, a Material Adverse Effect to the extent it is: (a) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement of the pendency of the transactions contemplated hereby or of the Buyer as the acquirer of the Transferred Equity Interests; (b) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting (i) the industries in which any of the Purchased Companies operates (including fluctuating conditions resulting from cyclicality, seasonality or weather patterns affecting the Purchased Companies, including their customers and suppliers) or (ii) national and regional economies or the global economy; (c) any adverse change, effect, event, occurrence, state of facts or development to the extent resulting from or relating to performance required by this Agreement; (d) any adverse change, effect, event, occurrence, state of facts or development to the extent arising from or relating to any change in accounting requirements or principles or any change in applicable Laws, or the interpretation or enforcement thereof; (e) any change, effect, event, occurrence, state of facts or development to the extent arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (f) any change, effect, event, occurrence, state of facts or development to the extent arising from any downgrade (actual, announced or contemplated) by any rating agencies with respect to the Senior Notes or any other indebtedness of any of the Consolidated Group Entities (but not excluding the facts or circumstances leading to such downgrade); (g) any change, effect, event, occurrence, state of facts or development to the extent arising from any failure by any of the Purchased Companies to meet any internal or published projections, forecasts, or revenue or earnings predictions (but not excluding the facts or circumstances that caused such failure); or (h) any change, effect, event, occurrence, state of facts or development to the extent arising from any action taken by Buyer or any of its Affiliates with respect to the transactions contemplated hereby or the financing thereof; provided, that the exceptions in clauses (b), (d), (e) above shall apply only so long as such event, occurrence, state of facts, circumstance, change, effect or development referred to in such exception does not have a disproportionate impact on the Purchased Companies, taken as a whole, relative to other Persons operating in the industries in which the Purchased Companies operate. References in this Agreement to Dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality.
          “Materials of Environmental Concern” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, methylmercury, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other hazardous, toxic or harmful substances of any kind, that are regulated pursuant to or could reasonably be expected to give rise to liability under any Environmental Law.
          “Net Working Capital” has the meaning set forth in Schedule NW.
          “Neutral Arbitrator” means Duff & Phelps Corp. or any other independent accounting firm as Buyer and CBH may agree.
          “Non-Permitted Testing” means any and all environmental sampling, testing and analyses of the ambient air, soils, sediments, groundwater, surface waters, interior or surface of any building or building components that (i) is not required or reasonably necessary to achieve compliance with Environmental Laws or by a Governmental Entity acting within the lawful scope of its authority or (ii) is required at the invitation or suggestion of Buyer, the Purchased Companies, or their Affiliates or anyone acting on behalf of Buyer, the Purchased Companies or their Affiliates; unless such sampling, testing and analyses are (a) undertaken in good faith as a result of the Purchased Companies’ reasonable belief that there exists an environmental condition at any Real Property that presents an unreasonable risk to human health, safety and environment or the Purchased Companies’ employees, (b) undertaken in good faith in connection with any bona fide expansion at the Real Property or reasonably necessary repair of buildings or building systems at any Real Property, or (c) reasonably necessary to prepare a defense to an actual claim by any Person.
          “Permitted Liens” means (a) Liens reflected or reserved against or otherwise disclosed in the balance sheet that is a part of the Unaudited Financial Statements, (b) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business, (c) Liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate Litigations for which adequate reserves have been established in accordance with GAAP, (d) with respect to real property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Purchased Companies’ business, (B) any conditions that may be shown by a current survey or physical inspection, which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Purchased Companies’ business, (C) zoning, building, subdivision or other similar requirements or restrictions which are not violated by the current use and operation of the real property (except for any violations that would not materially affect the use and occupancy of any such real property as currently used and occupied), (D) any and all service contracts and agreements affecting any real property, in each case, which do not impair in any material respect the current use or occupancy of the real property subject thereto and (E) with respect to Leased Real Property, any Liens placed upon such Leased Real Property by the fee owner thereof; (e) unregistered purchase money security interests arising under Contracts for the supply of goods and materials entered into in the ordinary course of business; (f) leases, subleases, licenses and occupancy and/or use agreements affecting any real or personal property (or any portion thereof) set forth in any Schedule and all Liens registered under the Uniform Commercial Code as adopted in any particular, state or similar legislation in other jurisdictions in respect thereof and which do not materially impair the occupancy or use of any real property for the purposes for which it is currently used in connection with the Purchased Companies’ business, (g) Liens that secure obligations reflected as liabilities in any Financial Statements (or the existence of which is referred to in the notes accompanying any Financial Statements), (h) Liens to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts, (i) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, and (j) Liens created by this Agreement or any of the Ancillary Agreements, or in connection with the transactions contemplated hereby by Buyer and, (k) Limited Transfer Liens.
          “Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.
          “Purchased Companies” means, collectively, Stinson and CLS BV, and their respective Subsidiaries, and including, on a pro forma basis for the Closing, 2239009 Ontario Limited; provided that, none of Sea Value Company Limited, Bumble Bee Asia, Ltd., or Kent Warehouse and Labeling LLC is a “Purchased Company”; provided further that for purposes of calculating the assets and liabilities of the Purchased Companies on a consolidated or combined basis for purposes of this Agreement, the Existing Note shall be considered an intercompany asset and liability between or among the Purchased Companies.

          “Representative” or “Representatives” means, with respect to a particular Person, any director, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person (or, in the case of Bumble Bee Foods, L.P., or any Consolidated Group Entity that is a general or limited partnership, of the general partner(s) of such Person), including outside legal counsel, accountants and financial advisors.
          “SEC” means the Securities and Exchange Commission.
          “Seller Group” means the Sellers and Bumble Bee Foods, L.P.
          “Sellers’ Knowledge” means the actual knowledge, after reasonable inquiry to the responsible senior manager for the applicable subject matter, of any of the following individuals: Chris Lischewski, J. Douglas Hines, Kent McNeil, Ron Schindler and Jill Irvin. For the avoidance of doubt, with respect to the representation and warranties of the Sellers regarding Intellectual Property Rights, the term “reasonable inquiry” as used in the first sentence of this definition should not be read to require any Person to undertake any patent clearance or freedom to operate review, or any other search of third party patent.
          “Senior Notes” means the 7.75% Senior Secured Notes due 2015 issued under the Senior Notes Indenture.
          “Senior Notes Indenture” means the Indenture governing the 7.75% Senior Secured Notes due 2015, dated as of December 17, 2009, by and among Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Capital Corp., the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee and collateral agent.
          “Senior Revolving Facility” has the meaning set forth in the definition of “Senior Secured Credit Facilities.”
          “Senior Secured Credit Facilities” means, collectively, the (i) Senior Revolving Credit Agreement, dated November 18, 2008 (the “Senior Revolving Facility”), by and among Bumble Bee Foods, LLC and Connors Bros. Clover Leaf Seafoods Company, as borrowers, the lenders party thereto, Wells Fargo Foothill, LLC, as the arranger and United States administrative agent for the lenders, and Wells Fargo Foothill Canada ULC, as arranger and Canadian administrative agent for the lenders; and (ii) Senior Term Loan Credit Agreement, dated November 18, 2008, by and among Bumble Bee Foods, LLC and Connors Bros. Clover Leaf Seafoods Company, as borrowers, the lenders party thereto, and Wells Fargo Foothill, LLC, as the arranger and administrative agent for the lenders.
          “Special Collateral Liens” means Liens relating to clam quotas, planes, plane parts, vessels, motor vehicles and equipment covered by a certificate of title, real property located in Canada, and other assets, rights or properties that are not, in the aggregate, material to conduct the business of the Purchased Companies, taken as a whole, and the perfection of a Lien in such assets, rights or properties requires an action consisting of more than (x) the filing of a financing statement under the Uniform Commercial Code or the Personal Property Security Act

(Ontario), as applicable, or (y) with respect to real property located in the United States, the filing of a mortgage or deed of trust.
          “Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all Subsidiaries of each Subsidiary of such Person. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.
          “Tax Returns” means any report, return, computation, declaration, claim, claim for refund, or information return or statement with respect to Taxes, including any amendment thereof or schedule thereto.
          “Taxes” means all federal, state or local and all non-U.S. taxes, including income, gross receipts, windfall profits, value added, severance, real and personal property, profits, estimated, severance, occupation, escheat, capital gains, capital stock, goods and services, environmental, stamp, alternative or add-on minimum, transfer, payroll, production, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties.
          “Taxing Authority” means any Governmental Entity responsible for the imposition of any Tax (foreign or domestic).
          “Transaction Expenses” means to the extent not paid in cash by the Purchased Companies, the Sellers or the Consolidated Group Entities or otherwise prior to the Closing Date, (i) any fees, expenses, charges and other payments (including sale bonuses or other payments to employees of any of the Purchased Companies as a result of the transactions contemplated by this Agreement) incurred or otherwise payable by any of the Purchased Companies on or before the Closing Date in connection with this Agreement and the consummation of the transactions contemplated by this Agreement (excluding any Compensatory Escrow Payments, Closing Date U.S. Compensatory Payment or Closing Date Canadian Compensatory Payment), (ii) any payments to the brokers, investment bankers, financial advisors, accountants and counsel to the Purchased Companies, the Sellers or their respective Affiliates, or otherwise in connection with the process by which the Purchased Companies, the Sellers or their respective Affiliates solicited and negotiated acquisition proposals from third parties prior to the execution and delivery of this Agreement that on the Closing Date are incurred or otherwise payable by any of the Purchased Companies, (iii) any reimbursement of expenses owing or payable to Centre Partners Management LLC under the Management Agreement (excluding with respect to any indemnification obligations that are not owing or payable as of the Closing), (iv) the cost to Consolidated Group Entity or Bumble Bee Foods, L.P., of purchasing or obtaining the D&O Insurance and (v) the amount of the employer portion of any tax payable in respect of the Closing Date Canadian Compensatory Payment pursuant to any applicable Canadian Law and the Closing Date U.S. Compensatory Payment pursuant to Section 3111 of the Code or any applicable provision of state or other local law (taking into account any amounts previously paid in respect of such taxes for the year that includes the Closing Date), to the extent such amounts exceed $500,000 in the aggregate; provided that any such fees, costs or expenses that are reimbursed or indemnified by Buyer pursuant to this Agreement (including pursuant to the Additional Obligations) shall not be “Transaction Expenses” for purposes of this Agreement.
          “Union” means an organization of employees formed for purposes that include the regulation of relations between employees and employers and includes a municipal, state, provincial, territorial, national or international union, a certified council of unions, a designated or certified employee bargaining agency, and any organization which has been declared a union pursuant to applicable labor relations legislation or which may qualify as a Union.
          “WARN Act” means the Worker Adjustment and Retraining Notification Act.
          “Willful Breach” means a material breach of any representation, warranty, covenant or agreement made by a party in this Agreement which would, in any case, prevent the satisfaction of or result in the failure of any condition to the obligations of the other party at the Closing, and that is a consequence of an act or failure to act by the first party with the knowledge that the taking of such action or failure to take such action would cause a material breach of this Agreement which would prevent the satisfaction of or result in the failure of such condition.